

CARR
LISTED
NYSE

NOTICE OF 2021

ANNUAL MEETING OF SHAREOWNERS

AND PROXY STATEMENT



SOLUTIONS THAT MATTER.
CONFIDENCE THAT INSPIRES.

At Carrier, creating solutions that matter for people and our planet is more than our vision – it is our promise.

It's about providing essential products and services that inspire confidence and fundamentally impact human lives every day. Our HVAC technologies help improve the comfort, health and productivity of people in buildings and homes around the world. Our Refrigeration solutions help ensure that food safely reaches tables across the globe, and critical medicine and vaccines are moved and distributed effectively at a time when it matters most. Our Fire & Security solutions help protect people and property and enable more seamless, touchless experiences. We do it all with a passion for exceeding customer expectations, a rich history of innovation, and an unwavering commitment to our communities, the environment and our people.

The Carrier Way

In 2020, we launched *The Carrier Way*, which outlines our vision, reaffirms our values, defines the behaviors that create a winning culture, and establishes how we work and win together, while never compromising our values. *The Carrier Way* is at the center of everything we do, and how we engage and focus our employees, globally, toward one purpose.

The Carrier Way

VISION
Our aspiration; why we come to work every day.

Creating solutions that matter for people and our planet.

VALUES
Our absolutes; always do the right thing.

Respect   Integrity   Inclusion   Innovation   Excellence

CULTURE
Our behaviors; how we work and win together, while never compromising our values.

Passion for Customers
We win when our customers win.

Play to Win
We strive to be #1 in everything we do.

Choose Speed
We focus and move with a bias for action.

Achieve Results
We perform, with integrity.

Dare to Disrupt
We innovate and pursue sustainable solutions.

Build Best Teams
We develop diverse teams, and empower to move faster.















Carrier

March 8, 2021

NOTICE OF 2021 ANNUAL MEETING OF SHAREOWNERS

Meeting Information

DATE AND TIME
April 19, 2021
8 a.m. Eastern time

LOCATION
Virtual Meeting
www.virtualshareholdermeeting.com/CARR2021

Agenda

		BOARD RECOMMENDATION	READ MORE
1	Election of the Eight Director Nominees Named in the Proxy Statement	**FOR** each director nominee	▶ Page 14
2	Advisory Vote to Approve Named Executive Officer Compensation	**FOR**	▶ Page 30
3	Appoint PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2021	**FOR**	▶ Page 63
4	Advisory Vote on the Frequency of Future Advisory Votes to Approve Named Executive Officer Compensation	**1 YEAR**	▶ Page 65
5	Other Business, if Properly Presented		

Voting methods available to you:

Please review your Proxy Statement and vote in one of the four ways described on this page.

BY THE INTERNET
Visit the website on your proxy card.

BY MAIL
Sign, date and return your proxy card in the enclosed envelope.

BY TELEPHONE
Call the telephone number on your proxy card.

ONLINE DURING THE MEETING
Vote online during the meeting by going to:
www.virtualshareholdermeeting.com/CARR2021

Your vote is important. Please submit your proxy or voting instructions as soon as possible.

WHO MAY VOTE

If you owned shares of Carrier common stock at the close of business on February 22, 2021 (the record date for the Annual Meeting), then you are entitled to receive this Notice and to vote at the Annual Meeting.

THE ANNUAL MEETING IS VIRTUAL

Because of the ongoing COVID-19 pandemic, we have adopted a virtual meeting format for the Annual Meeting to protect the health of our shareowners, directors and employees. Shareowners can participate from any geographic location with internet connectivity. Please see page 66 for more information about participating in the virtual meeting.

By Order of the Board of Directors.
Mark G. Thompson
Vice President, Secretary & Deputy Legal Officer

TABLE OF CONTENTS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareowners to be held on April 19, 2021. This Notice of the 2021 Annual Meeting of Shareowners and Proxy Statement as well as Carrier's 2020 Annual Report are available free of charge at www.proxyvote.com or at www.corporate.carrier.com. References in either document to our website are for the convenience of readers, and information available at or through our website is not a part of nor is it incorporated by reference in the Proxy Statement or Annual Report.

The Board of Directors of Carrier Global Corporation is soliciting proxies to be voted at our 2021 Annual Meeting of Shareowners on April 19, 2021, and at any postponed or reconvened meeting. We expect that the Proxy materials or a notice of internet availability will be mailed and made available to shareowners beginning on or about March 8, 2021. At the meeting, votes will be taken on the matters listed in the Notice of 2021 Annual Meeting of Shareowners.

OUR COMPANY

About Carrier

Carrier is the leading global provider of healthy, safe and sustainable building and cold chain solutions with a world-class, diverse workforce. Through our performance culture, we are driving shareowner value by growing sales and investing strategically to strengthen our position in the markets we serve.

Our Business Segments



HVAC

Carrier's HVAC segment provides solutions to meet the heating, ventilation and cooling needs of residential and commercial customers, while enhancing building performance, energy efficiency and sustainability. Through an industry-leading family of brands, we offer an innovative and complete portfolio of products, including building automation and services that help optimize indoor environments to enhance human health, safety and productivity.



The OptiClean Dual-Mode Air Scrubber & Negative Air Machine was named as one of **TIME's 100 Best Inventions of 2020**.



Refrigeration

Carrier's Refrigeration segment provides a healthier, safer and more sustainable cold chain through the reliable transport and preservation of food, medicine and other perishable cargo. Our refrigeration and monitoring products, services and digital solutions strengthen the connected cold chain and are designed for trucks, trailers, shipping containers, intermodal applications, food and beverage retailers and warehouse cooling.



Carrier and Amazon Web Services Inc. began a multiyear transformative alliance to develop Carrier's **new Lynx digital platform to help customers reduce food and medicine loss**, optimize supply chain logistics and enhance environmental sustainability.



Fire & Security

Carrier's Fire & Security segment provides a wide range of residential, commercial and industrial technologies designed to help save lives and protect property. Our globally recognized brands provide product and technology innovations that are supported by installation, maintenance and monitoring through a network of channel partners and our own field service business, along with web-based and mobile applications, and cloud-based services.



Kidde Fire Systems launched the IntelliSite Remote Monitoring System that offers **real-time information access to fire suppression systems** across multiple locations from a computer, tablet or smartphone.

Leading the Way

We are the world
leader in healthy,
safe and sustainable
building and cold
chain solutions.

HEALTHY**BUILDINGS**

Carrier has long been the industry leader in healthy, safe and sustainable buildings.
Through our Healthy Buildings Program, we help optimize built environments in ways
that improve operational efficiency and positively impact occupants – from helping
to ensure physical safety and security to improving health, productivity and cognitive
performance. Today, we are uniquely positioned to provide healthy building solutions
through our expertise, global footprint and rapid innovation capabilities. We employ a
lifecycle approach to address nearly all aspects of buildings, with an industry-leading
portfolio of advanced equipment, services and automation offerings covering HVAC
and Fire & Security.

HEALTHY**HOMES**

In 2020, as part of our Healthy Buildings Program, Carrier launched Healthy Homes
– a suite of targeted solutions that can help improve the overall health of homes and
the people inside. Carrier products make homes more comfortable and help make the
air inside fresher and cleaner. Fire safety products can help protect people, pets and
homes in the event of a fire.

CONNECTED**COLDCHAIN**

More than one-third of all food produced is wasted every year, resulting in an
estimated 4.4 gigatons of greenhouse gas emissions. In addition, vaccines require
precise conditions for safe transport and storage. The world needs a more connected
cold chain for greater visibility and control. Carrier is committed to rapid innovation,
partnerships and thought leadership to help preserve, protect and extend the supply
of food, medicine and vaccines around the planet. In 2020, we launched the Healthy,
Safe, Sustainable Cold Chain Program to help customers meet rapidly evolving supply
chain demands and make their cold chain activities more effective.



Diversity & Inclusion

Our greatest strength is the diversity of our people and their ideas and experiences.

Diversity and inclusion are the cornerstones of our values, and we believe that they are a source of innovation. To this end, we recently launched _belong_, our diversity and inclusion philosophy and brand. We also launched a diversity and inclusion strategy that consists of four tenets – Reduce the Gap, Develop & Sponsor, Drive Inclusion and Lean Forward – all of which include a focus on recruiting, development and mentoring activities.

Reducing the Gap



Women Executives	**U.S. People of Color Executives**	**U.S. People of Color Professionals**
20% in 2015	13% in 2015	18% in 2015
31%	**25%**	**23%**
in 2020	**in 2020**	**in 2020**

We also sponsor multiple Employee Resource Groups (ERGs), such as Pride, Carrier Black Alliance, Women Empowerment at Carrier (WE@Carrier), Carrier Hispanics & Latinos Employee Engagement Resource group (CHEER) and Veterans & Military. These ERGs operate with a formal leadership structure, a steering committee, senior leadership sponsorship and a defined mission statement that is aligned with supporting Carrier's business strategy. We also have established multiyear relationships with two historically Black colleges and universities that include career and recruiting initiatives.

Carrier Employee Scholar Program

Carrier is committed to the continued development and engagement of our people. We promote continuous learning by offering a company-sponsored Employee Scholar Program, which covers the cost of an employee's tuition, academic fees and books at approved institutions.



$160M+	50+	8,500+	600+
invested since inception in 1996	**countries** with employee participation since inception	**degrees earned** since inception	**current participants**

CORPORATE RESPONSIBILITY

Decades of leadership in sustainability have guided Carrier to the forefront of healthy buildings, healthy homes and a more connected cold chain. Throughout our global operations, we are reducing our environmental footprint and making investments that have a positive impact on society.

In 2020, Carrier supported more than 185 civic, cultural, economic and social welfare organizations around the world. We invested over $7 million in our communities through cash and in-kind donations, including nearly $800,000 through the Carrier Employee Matching Gifts Program, a dollar-for-dollar charitable donation matching program.

During the year, we announced a $3 million, three-year donation to The Nature Conservancy, a global organization working to create a world where people and nature can thrive together. Our investment supports The Nature Conservancy's Build Healthy Cities initiative, which promotes smart planning and science-based solutions to help make the cities of tomorrow more resilient, healthy and equitable.

> In 2020, Carrier supported more than 185 civic, cultural, economic and social organizations around the world.

2020 Sustainability Goals*

We measure the effectiveness of our sustainability practices through several key performance indicators – and our dedication to consistent improvement is reflected in the numbers.



Goal:	Goal:	Goal:	Goal:
REDUCE GHG EMISSIONS BY 15%	**REDUCE WATER CONSUMPTION BY 25%**	**REDUCE HAZARDOUS WASTE GENERATION BY 10%**	**INCREASE WASTE RECYCLING RATE TO 90%**
Results:	Results:	Results:	Results:
19% Reduction	**44%** Reduction	**23%** Reduction	**94%** Increase
Goal Exceeded	**Goal Exceeded**	**Goal Exceeded**	**Goal Exceeded**

* These are part of our legacy sustainability goals, which were established when Carrier was a part of United Technologies and which we continued to pursue as an independent company. The goals had a baseline year of 2015 and concluded at the end of 2020.

2030 Environmental, Social and Governance Goals

As the leading global provider of healthy, safe and sustainable building and cold chain solutions, Carrier is committed to making the world safer, sustainable and more comfortable for generations to come. Building on our vision to create solutions that matter for people and our planet, Carrier is targeting carbon neutrality across our operations by 2030 and aiming to reduce our customers' carbon footprint by more than 1 gigaton over the same period. These targets will be supported by planned investments of more than $2 billion over the next 10 years.

Our 2030 environmental, social and governance ("ESG") goals underscore our commitment to the things that matter and to continuously challenge ourselves to think bigger and to be better. Expanding on three decades of environmental targets, our goals now include our people and communities. We strive to be a positive catalyst for change as we innovate for society, empower our people and operate with integrity. That's *The Carrier Way.*



OUR PLANET

- Reduce our customers' carbon footprint by more than 1 gigaton by 2030
- Invest over $2 billion to develop healthy, safe and sustainable building and cold chain solutions that incorporate sustainable design principles and reduce lifecycle impacts
- Achieve carbon neutral operations
- Reduce energy intensity by 10% across our operations
- Achieve water neutrality in our operations, prioritizing water-scarce locations
- Deliver zero waste to landfill from manufacturing locations
- Establish a responsible supply chain program and assess key factory suppliers against program criteria



OUR PEOPLE

- Exceed benchmark employee engagement
- Achieve gender parity in senior leadership roles
- Achieve a diverse workforce that represents the communities in which we live and work
- Foster the growth of employee resource groups to drive social impact
- Maintain world-class safety metrics



OUR COMMUNITIES

- Positively impact communities by enabling access to safe and healthy indoor environments, alleviating hunger and food waste, and volunteering our time and talent
- Invest in STEM education programs that promote diversity and inclusion
- Promote sustainability through education, partnerships and climate resiliency programs

> We strive to be a positive catalyst for change as we innovate for society, empower our people and operate with integrity.

OUR RESPONSE TO THE COVID-19 PANDEMIC

Protecting Our People

We are taking prudent measures to protect the health and safety of our employees. We implemented work-from-home requirements (where practical), social distancing measures, deep-cleaning protocols at our facilities and imposed travel restrictions, among other measures.

Serving Our Customers

The products and services we provide to our customers are more critical than ever before.

For example, to address the unique challenges of vaccine distribution, we launched new Carrier Pods monitored by Sensitech, which combine leading refrigeration technology and cargo monitoring capabilities. These pods provide pharmaceutical companies, distribution centers, retailers and vaccine administrators with increased cold storage capacity, the flexibility to move vaccine storage to other locations and added visibility to help ensure the shelf life and efficacy of vaccines requiring precise refrigerated conditions.

In addition, at the onset of the pandemic, Carrier invented the OptiClean, a negative air machine that helps hospitals protect caregivers and patients. As an air scrubber, OptiClean can also improve the indoor air quality of classrooms, restaurants, dental offices, commercial buildings and more, by pulling in air, scrubbing it using a HEPA filter, and then exhausting cleaner air back into the room, reducing contaminants in the air and offering further protection as part of an overall mitigation strategy.

Supporting Our Communities

In the United States, Carrier donated personal protective equipment for healthcare workers, hospitals and service technicians.

Carrier Transicold donated a refrigeration unit to Gleaners Community Food Bank of Southeastern Michigan to help provide meals to children who were not receiving meals at school due to coronavirus-related closures.

Carrier supported Habitat for Humanity's emergency response fund in Palm Beach County, Florida, the location of our world headquarters.

In Europe, our Fire & Security business made donations to support the purchase of ventilators and masks for hospitals in Madrid and Milan battling the coronavirus.

In India, Carrier worked with United Way of New Delhi to provide personal protective equipment for healthcare workers and hospitals.

In China, our GST business donated fire detection and alarm products to support the construction of a coronavirus hospital in Wuhan.

And during 2020, we invested over $7 million in our communities through cash and in-kind contributions, including nearly $800,000 through the Carrier Employee Matching Gifts Program, a dollar-for-dollar charitable donation matching program.

Building a Better, Healthier Future

In addition to the work we are doing to help weather the pandemic, we are always looking to the future of healthy, safe and sustainable building and cold chain solutions.

MESSAGE FROM OUR
LEAD INDEPENDENT DIRECTOR



"The Board is dedicated to maintaining robust oversight, refreshment and evaluation processes ... and continuing meaningful shareowner engagement, especially on important [ESG] issues."

Dear Fellow Shareowners,

On behalf of the Board of Directors, I am pleased to share Carrier's first Proxy Statement.

2020 was a momentous year for Carrier. In April, we completed our separation from United Technologies and became an independent public company trading on the New York Stock Exchange.

My colleagues on the Board bring a rich and diverse blend of skills, experience and perspectives. We are excited about the challenges ahead of us and we work well together to find solutions. Each of us is firmly committed, in partnership with Dave Gitlin and his leadership team, to achieving long-term value for our shareowners while addressing the concerns of our broader stakeholder community.

Our governance practices, Carrier's talented employees, robust operating systems and resilient performance culture, enabled us to weather the unprecedented disruption that resulted from the COVID-19 pandemic. With this foundation, we are poised for growth.

Looking forward, my priority is to ensure that our Board is effective in guiding Carrier to sustainable, long-term value creation. The Board is dedicated to maintaining robust oversight, refreshment and evaluation processes – of ourselves and Carrier management – and continuing meaningful shareowner engagement, especially on important environmental, social and governance issues.

As you read the Proxy Statement, I trust that you will continue to share our enthusiasm for Carrier's future. Thank you for your support. We will continue to work hard every day to deserve it.

Sincerely,

Jean-Pierre Garnier, Ph.D.
Lead Independent Director

2020 PERFORMANCE

2020 was a profoundly transformational year for Carrier.

On April 3, 2020, Carrier Global Corporation became a public company and our shares began trading under the symbol "CARR" on the New York Stock Exchange ("NYSE"). Before trading began on that day, United Technologies Corporation, since renamed Raytheon Technologies Corporation ("UTC"), completed the spin-off of Carrier into a separate, publicly traded company (the "Separation") through a pro rata distribution of Carrier's common stock to the shareowners of UTC who held shares of UTC as of the close of business on March 19, 2020 (the "Distribution"). As a result of the Separation and the Distribution, UTC shareowners of record received one share of Carrier common stock for every one share of UTC common stock. The Separation and the Distribution are further described in Carrier's 2020 Annual Report on Form 10-K.

2020 Performance Highlights

2020 Financial Highlights

$17.5 billion
Net sales

$3.1 billion
GAAP operating profit

$2.2 billion
Adjusted operating profit*

$2.25
Diluted earnings per share

$1.66
Adjusted diluted earnings per share*

$1.7 billion
Net cash flows provided by operating activities

$1.4 billion
Free cash flow* **

$2.8 billion
Reduction in net debt*

- In 2020, we delivered net sales of $17.5 billion, operating profit of $3.1 billion and adjusted operating profit of $2.2 billion. Diluted earnings per share ("EPS") was $2.25 and adjusted EPS was $1.66.*

- Net cash flows provided by operating activities were $1.7 billion and capital expenditures were $312 million, resulting in free cash flow of $1.4 billion. Free cash flow included $272 million in tax payments related to the gain on the sale of Carrier's shares in Beijer Ref AB ("Beijer").*

- In response to the COVID-19 pandemic, we implemented various measures to protect the health and safety of our employees, including work-from-home requirements (where practical), social distancing measures, deep-cleaning protocols at all of our facilities and travel restrictions.

- We launched *The Carrier Way* – which describes our Vision (our aspiration; why we come to work every day), our Values (our absolutes; always do the right thing) and our Culture (our behaviors; how we work and win together, while never compromising our values).

- We launched Carrier Excellence – our new operating system – and Carrier Alliance, which is an initiative that will strengthen and lengthen strategic relationships with our suppliers.

- We launched our 2030 ESG goals, which include a target of carbon neutrality across our operations by 2030, and a target to reduce our customers' carbon footprint by more than 1 gigaton over the same period.

- We kicked off an initiative to simplify our business and reduce G&A expenses and bureaucracy – empowering our teams to focus on our customers and growth.

- We announced Carrier 600, a cost-reduction program with a target to produce $600 million of recurring savings over three years. We increased this three-year target at the end of 2020 to $700 million under the renamed Carrier 700 program.

- We invested in growth. We added more than 500 new sales professionals, increased our investments in R&D, introduced 124 new products and initiated a focused digital journey.

- We introduced BluEdge, an enterprise-wide service and aftermarket offering designed to provide customers with superior service throughout the product lifecycle along with digitally enabled differentiation.

- We increased our market share in core areas, including our residential, light commercial and applied HVAC businesses; cargo monitoring; and key parts of our Fire & Security portfolio.

- We launched the Healthy Homes and Healthy Buildings Program and introduced the OptiClean Dual-Mode Air Scrubber & Negative Air Machine – a product that was recognized as one of TIME's 100 Best Inventions of 2020.

- We launched the Healthy, Safe, Sustainable Cold Chain Program and started collaborating with Amazon Web Services to develop Lynx, Carrier's proprietary cloud-based platform with machine learning to help address cold chain challenges such as worldwide hunger, climate change, and safe medicine and vaccine distribution.

* See Appendix A on page 74 for additional information regarding non-GAAP measures.

** Includes $272 million in tax payments related to the gain on the sale of Carrier's shares in Beijer.

AGENDA, BOARD AND GOVERNANCE SUMMARIES

Agenda

Proposal 1

Election of the Eight Director Nominees Named in the Proxy Statement

✓ The Board recommends a vote **FOR** each of the director nominees
  ▸ **Page 14**

Proposal 2

Advisory Vote to Approve Named Executive Officer Compensation

✓ The Board recommends a vote **FOR** this proposal
  ▸ **Page 30**

Proposal 3

Appoint PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2021

✓ The Board recommends a vote **FOR** this proposal
  ▸ **Page 63**

Proposal 4

Advisory Vote on the Frequency of Future Advisory Votes to Approve Named Executive Officer Compensation

✓ The Board recommends a vote for **1 YEAR**
  ▸ **Page 65**

Director Nominees


JOHN V. FARACI, 71
Executive Chairman, Carrier Global Corporation


CHARLES M. HOLLEY, JR., 64
Former Executive Vice President & Chief Financial Officer, Wal-Mart Stores, Inc.


JEAN-PIERRE GARNIER, 73
Former Chief Executive Officer, GlaxoSmithKline plc


MICHAEL M. MCNAMARA, 64
Chairman, PCH International Holdings; Venture Partner, Eclipse Ventures; Former Chief Executive Officer, Flex Ltd.


DAVID GITLIN, 51
President & Chief Executive Officer, Carrier Global Corporation


MICHAEL A. TODMAN, 63
Former Vice Chairman, Whirlpool Corporation


JOHN J. GREISCH, 65
Former President & Chief Executive Officer, Hill-Rom Holdings, Inc.


VIRGINIA M. WILSON, 66
Former Senior Executive Vice President & Chief Financial Officer, Teachers Insurance and Annuity Association of America

Diversity in Background of the Director Nominees


63%
current or former CEOs


25%
women and people of color


50%
current or former CFOs


75%
independent directors

The Board recognizes that the long-term interests of Carrier and its shareowners are also advanced by responsibly addressing the concerns of other stakeholders, including Carrier employees, customers, suppliers and communities.

Governance Summary

From the outset as an independent public company, our Board has been committed to strong corporate governance practices, which the directors believe are critical to achieving long-term shareowner value and which strengthen Board and management accountability. The following are highlights of our governance framework:

Board Practices	Independence	Director Elections	Share Ownership	Shareowner Rights	Engaged Board
• Regular reviews of strategic direction and priorities • Regular reviews of significant risks • Annual Board, committee and director evaluations	• 75% of director nominees are independent • All Board committees composed of independent directors • Robust Lead Independent Director role has explicit responsibilities • Independent directors meet regularly without management	• Annual election of all directors • Majority voting for directors in uncontested elections	• Rigorous share ownership requirements for directors and senior management • Directors required to hold Company-granted equity until retirement • No hedging, short sales or pledging of Carrier securities	• Eligible shareowners can nominate through proxy access • Shareowners can act by written consent • 15% of shareowners can call special meetings • There are no supermajority shareowner voting requirements	• 100% overall attendance at 7 Board meetings in 2020 • 100% overall attendance at committee meetings by committee members in 2020

PROPOSAL 1

Election of Directors

WHAT AM I VOTING ON?

The Board presents eight nominees for election as directors at the 2021 Annual Meeting. Each nominee consented to being named as a nominee in the proxy materials and to serve if elected. Each director elected at the Annual Meeting will serve until the 2022 Annual Meeting or until a successor is duly elected and qualified.

Our nominees hold and have held senior positions as leaders of various large and complex global businesses. Our nominees have been chief executive officers, chief financial officers, chief accounting officers and members of senior management. Through these roles, our nominees have developed experience and expertise in such areas as strategic planning, international business operations, human capital management, finance, innovation and risk management – among other areas. All but one of our nominees have prior experience serving on other public company boards, which, for a newly independent public company like Carrier, brings a seasoned and practical understanding of governance, public policy, compensation and sustainability practices to the Board's deliberations.

Detailed biographical information for each director nominee follows. We have included career highlights, other directorships, and other leadership and service experience. Our Board considered all of the aforementioned attributes and the results of our annual self-evaluation process when deciding to renominate each of the nominees.

Criteria for Board Membership

As discussed below, in connection with the refreshment and nomination process and on the recommendation of the Governance Committee (the "Committee"), the Board amended the Corporate Governance Guidelines that were adopted at the time of the Separation from UTC. The amended and renamed Corporate Governance Principles have, among other things, enhanced the criteria for board membership to reflect best practices and the directors' priorities, which more appropriately reflect Carrier's evolving business requirements as well as the long-term interests of Carrier, its shareowners and other stakeholders.

The Board believes that the following attributes are essential for all Carrier directors, and believes that our current directors exhibit these attributes:

• Objectivity and independence	• Loyalty to the interests of Carrier and its shareowners
• Sound judgment	• The ability and willingness to devote the time necessary to fulfill a director's duties
• The highest integrity	• The ability to contribute to the diversity of perspectives present in the Board's deliberations
• Effective collaboration	

The Board also enhanced the factors that it considers when evaluating the suitability of a candidate. Those factors include the following:

• General understanding of global business, finance, risk management, technology, and other disciplines, and policy matters relevant to the success of a large publicly traded company	• Educational and professional background
• Understanding of Carrier's business and industry	• Personal accomplishments
• Senior leadership experience	• Diversity with respect to a broad range of personal characteristics

> The Board's consideration of its diversity with respect to a broad range of a candidate's personal characteristics demonstrates our commitment to inclusiveness and our conviction that our greatest strength is the diversity of our people.

Key Skills and Experience

In addition to the attributes that we expect of each director, the Committee in consultation with the Board has identified additional skills and experience that are essential to the oversight and implementation of Carrier's strategy and business requirements.

Financial	Senior leadership of a financial function and/or management of a large business, resulting in a proficiency with complex financial management, financial reporting, capital allocation, capital markets, and mergers and acquisitions — reflecting, among other things, the heavy emphasis we place on accurate financial reporting and robust financial controls and compliance.
Human Capital Management	We believe that our employees are our most important asset and that, in turn, our success and growth depend in large part on our ability to attract, retain and develop a diverse population of talented and high-performing employees at all levels of the Company. This is why we value directors with experience in effectively engaging, developing, retaining and rewarding employees.
Innovation and Technology	Experience with or oversight of innovative technologies (including developing and adopting new technologies), digital solutions, engineering, information systems and cybersecurity.
International Business Operations	Carrier has operations around the world, and a significant portion of our sales derive from outside the United States. Directors with international business experience impart valued business, political and cultural perspectives in the Board's deliberations.
Knowledge of Company/Industry	Knowledge or experience with Carrier's businesses and/or consumer products – whether acquired through service as a senior leader in a relevant business or through long-term service on the UTC Board of Directors prior to the Separation.
Marketing/Sales	This experience is relevant to Carrier as we implement our three-pillar growth strategy, which is focused on strengthening and growing core businesses, increasing product extensions and geographic coverage, and growing services and digital to create recurring sales opportunities.
Risk Management/Oversight	This experience is critical to the Board's role in overseeing and understanding major risk exposures, including significant financial, operational, compliance, reputational, strategic, international, political and cybersecurity risks.
Senior Leadership	Extensive leadership experience with a significant enterprise, resulting in a practical understanding of organizations, processes and strategic planning, along with demonstrated strengths in developing talent, and driving change and long-term growth.

The matrix on the following page displays the most significant skills and experience of each director. The Committee regularly reviews the composition of the Board to ensure that it maintains a balance of skills and experience, and to assess whether there are gaps in light of current and anticipated strategic plans and business requirements.

Directors' Key Skills and Experience Summary

	FARACI	GARNIER	GITLIN	GREISCH	HOLLEY	MCNAMARA	TODMAN	WILSON
Financial	x			x	x	x	x	x
Human Capital Management	x	x	x	x	x	x	x	x
Innovation and Technology		x	x	x		x		
International Business Operations	x	x	x	x	x		x	x
Knowledge of Company/Industry	x	x	x				x	
Marketing/Sales					x		x	x
Risk Management/Oversight					x	x		x
Senior Leadership	x	x	x	x		x		

The Board's Self-Evaluation Process

The Board appreciates that robust and constructive self-evaluation is an essential element of good governance and continuous improvement. The self-evaluation informs the Board's consideration of the following:

- Board roles
- Succession planning
- Refreshment objectives
- Opportunities to increase the Board's effectiveness, including the addition of new skills and experience

The Board completed a self-evaluation, even though Carrier has been independent and publicly traded for less than one year. Dr. Garnier, our Lead Independent Director who also chairs the Governance Committee, guided that effort after consulting with the Committee and the Board as a whole regarding his recommended approach. Dr. Garnier then conferred with the directors individually to allow for their candid assessments of peer contributions and performance, and Board and Committee effectiveness. Afterwards, Dr. Garnier provided a summary of his conversations to the Board, which included feedback regarding the following topics:

The Committee is responsible for and oversees the design and implementation of the annual self-evaluation.



Our Lead Independent Director guided this year's self-evaluation process.

- Director orientation and continuing education opportunities regarding Carrier and its businesses
- The size of the Board and the diversity of the directors' skills, experiences and personal characteristics
- The effectiveness of the Board and the three standing committees
- Time allotments for Board and committee discussions and deliberations
- The CEO evaluation process
- Board meeting topics and meeting preparation materials
- The effectiveness of management's relationship with the Board

Board Refreshment and Nomination Process

The Committee periodically reviews the criteria for Board membership. That review complements the Board's annual evaluation of its effectiveness, which considers the following with regard to the Board's composition and the nomination of candidates for election:



Does the Board reflect the appropriate mix of skills and experiences, and a diversity of perspectives and personal characteristics that continuously improve oversight?

Based on these considerations, the Board adjusts its priorities.

2021 Outcome:

No changes.

The Board considered it premature to change its composition because Carrier had been an independent company for less than one year and the Board was satisfied with the mix of skills, experiences and diversity of perspectives and personal characteristics currently on the Board. The Board, however, did enhance the criteria for nominees in the Governance Principles for future refreshment opportunities.

The Committee considers candidates recommended by the directors, management and shareowners who satisfy the criteria the Board seeks in its directors. A shareowner may recommend a director candidate by writing to Carrier's Corporate Secretary (see page 70 for contact information). The Committee also may engage search firms to assist in identifying and evaluating candidates, and to ensure that the Committee is considering a larger and more diverse pool of candidates.

The Board believes that new ideas and perspectives are critical to a forward-looking Board, as are the valuable experiences and deep understanding of Carrier's business that a longer-serving director may offer. In these circumstances, our Governance Principles and Bylaws do not impose term limits on directors because the Board believes that a director who serves for an extended period will have that understanding and will therefore be uniquely positioned to provide insight and perspective regarding Carrier's operations and strategic direction. Nonetheless, the Governance Principles require that directors retire at the annual meeting after reaching age 75, unless the Board makes an exception to the policy in special circumstances. Moreover, the Board's self-evaluation process, including individual director evaluations, is expected to contribute to the Committee's consideration of each incumbent as part of the nomination and refreshment process.

Nominees for the 2021 Annual Meeting

The Board, upon the recommendation of the Committee, has nominated for election to the Board the eight individuals presented in the Proxy Statement. All are current directors who joined the Board in connection with the Separation from UTC.

If, prior to the 2021 Annual Meeting, any nominee becomes unavailable to serve, the Board may select a replacement nominee or reduce the number of directors to be elected. If the Board selects a replacement nominee before the 2021 Annual Meeting, the proxy holders will vote the shares for which they serve as proxy for that replacement nominee.

Director Independence

Under the NYSE listing standards, a majority of our directors must be independent; meaning, that the director does not have a direct or indirect material relationship with Carrier (other than as a director). The Company's Director Independence Policy (the "Policy") guides the independence determination and includes the categories of relationships that the Board has determined are not material relationships that would impair a director's independence. The Policy is available on the Corporate Responsibility section of our website (see page 20).

Before joining the Board, and annually thereafter, each director completes a questionnaire seeking information about relationships and transactions that may require disclosure, that may affect the independence determination or that may affect the heightened independence standards that apply to members of the Audit and Compensation committees. The Committee's assessment of independence considers all known relevant facts and circumstances about the relationships bearing on the independence of a director or nominee. The assessment also considers sales and purchases of products and services, in the ordinary course of business, between Carrier (including its subsidiaries) and other companies or charitable organizations where a director and a nominee (and immediate family members) may have relationships that are pertinent to the independence determination.

While Carrier has been a public company for less than one year, in each of the past three years the annual payments Carrier made or received for products and services as well as Carrier's charitable contributions fell below the thresholds in the Policy and NYSE listing standards (the greater of $1 million or 2% of the other company or organization's consolidated gross revenues).

The Board has determined that each of the nominees for election at the 2021 Annual Meeting, other than Messrs. Faraci and Gitlin who are currently employees of Carrier, is independent under the Policy and NYSE listing standards because none of the nominees, other than Messrs. Faraci and Gitlin, has a business, financial, family or other relationship with Carrier that is considered material.

Our Board of Directors recommends a vote FOR the election of each of the nominees presented in the Proxy.



John V. Faraci
Executive Chairman
Carrier Global Corporation

Former Chairman & Chief
Executive Officer
International Paper

AGE: **71** | DIRECTOR SINCE: **2020**

COMMITTEES: **None**

CAREER HIGHLIGHTS
- International Paper (paper, packaging and distribution)
  - Chairman & Chief Executive Officer, 2003 to 2014
  - Executive Vice President & Chief Financial Officer, 2000 to 2003
  - Chief Executive Officer and Managing Director, Carter Holt Harvey Ltd. (former New Zealand subsidiary of International Paper), 1995 to 1999
- Advent International (global private equity)
  - Operating Partner, 2016 to 2020

OTHER CURRENT DIRECTORSHIPS
- ConocoPhillips Company, since 2015
- PPG Industries, Inc., since 2012
- United States Steel Corporation, since 2019

FORMER DIRECTORSHIPS
- United Technologies Corporation, 2005 to 2020

OTHER LEADERSHIP EXPERIENCE AND SERVICE
- Member, Board of Trustees of the American Enterprise Institute
- Member, Council on Foreign Relations



Jean-Pierre Garnier, Ph.D.
Lead Independent Director

Former Chief Executive Officer
GlaxoSmithKline plc

AGE: **73** | DIRECTOR SINCE: **2020**

COMMITTEES: **Compensation, Governance (Chair)**

CAREER HIGHLIGHTS
- Advent International (global private equity)
  - Operating Partner, since 2011
- Pierre Fabre S.A. (pharmaceuticals)
  - Chief Executive Officer, 2008 to 2010
- GlaxoSmithKline plc (pharmaceuticals)
  - Chief Executive Officer and Executive Member of the Board of Directors, 2000 to 2008
- SmithKline Beecham plc (pharmaceuticals)
  - Chief Executive Officer, 2000
  - Chief Operating Officer and Executive Member of the Board of Directors, 1996 to 2000

OTHER CURRENT DIRECTORSHIPS
- CARMAT (non-executive Chairman), since 2018
- Collectis S.A. (non-executive Chairman), since 2020
- Radius Health, Inc., since 2015

FORMER DIRECTORSHIPS
- Idorsia Pharmaceuticals Ltd. (non-executive Chairman), 2017 to 2020
- United Technologies Corporation, 1997 to 2020
- Actelion Ltd. (non-executive Chairman), 2011 to 2017
- Renault S.A., 2009 to 2016
- Alzheon, Inc. (non-public), 2015 to 2018

OTHER LEADERSHIP EXPERIENCE AND SERVICE
- Member, Advisory Board of Newman's Own Foundation
- Knight Commander of the Order of the British Empire
- Officier de la Légion d'Honneur of France



David Gitlin
**President &
Chief Executive Officer
Carrier Global Corporation**

AGE: **51** | DIRECTOR SINCE: **2020**

COMMITTEES: **None**

CAREER HIGHLIGHTS

- Carrier
  - President & Chief Executive Officer, since 2019
- United Technologies Corporation (diversified manufacturer)
  - President & Chief Operating Officer, Collins Aerospace Systems, 2018-2019
  - President, UTC Aerospace Systems, 2015 to 2018
  - President, Aircraft Systems, UTC Aerospace Systems, 2013 to 2015
  - Various senior positions since joining United Technologies in 1997, including:
    - President, Aerospace Customers & Business Development, Hamilton Sundstrand,
    - President, Auxiliary Power, Engine & Control Systems, Hamilton Sundstrand
    - Vice President and General Manager, Hamilton Sundstrand Power Systems
    - Vice President, Pratt & Whitney Programs, Hamilton Sundstrand
    - General Manager, Rolls-Royce/General Electric Programs, Hamilton Sundstrand
    - Positions at UTC headquarters and Pratt & Whitney



John J. Greisch
Independent

Former President &
Chief Executive Officer
Hill-Rom Holdings, Inc.

AGE: **65** | DIRECTOR SINCE: **2020**

COMMITTEES: **Compensation (Chair), Governance**

CAREER HIGHLIGHTS

- TPG Capital (global private equity)
  - Senior Advisor, since 2018
- Hill-Rom Holdings, Inc. (medical technology)
  - President & Chief Executive Officer, 2010 to 2018
- Baxter International, Inc. (health care)
  - President, International Operations, 2006 to 2009
  - Chief Financial Officer, 2004 to 2006
  - President, Bioscience, 2003 to 2004
  - Vice President, Finance and Strategy, Bioscience, 2003
  - Vice President, Finance, Renal, 2002 to 2003
- FleetPride Corporation (truck and trailer parts distributor)
  - President & Chief Executive Officer, 1998 to 2001
- The Interlake Corporation (metal products), various positions, 1986 to 1997
- Price Waterhouse (public accounting), various positions, 1978 to 1985

OTHER CURRENT DIRECTORSHIPS

- Catalent, Inc., since 2018
- Cerner Corporation, since 2019
- Viant, LLC (non-public, non-executive Chairman), since 2018

FORMER DIRECTORSHIPS

- Idorsia Pharmaceuticals Ltd., 2017 to 2020
- Hill-Rom Holdings, Inc., 2010 to 2018
- Actelion Ltd., 2013 to 2017

OTHER LEADERSHIP EXPERIENCE AND SERVICE

- Member, Board of Directors, Ann & Robert H. Lurie Children's Hospital of Chicago



Charles M. Holley, Jr.
Independent

Former Executive Vice President & Chief Financial Officer
Wal-Mart Stores, Inc.

AGE: **64** | DIRECTOR SINCE: **2020**

COMMITTEES: **Audit (Chair), Compensation**

CAREER HIGHLIGHTS
- Wal-Mart Stores, Inc. (retail and eCommerce)
  - Executive Vice President, 2016
  - Executive Vice President & Chief Financial Officer, 2010 to 2015
  - Executive Vice President, Finance and Treasurer, 2007 to 2010
  - Senior Vice President, Finance, 2005 to 2007
  - Senior Vice President & Controller, 2003 to 2005
  - Various roles with Wal-Mart International, 1994 to 2002
- Deloitte LLP
  - Independent Senior Advisor, U.S. CFO Program, 2016 to 2019
- Tandy Corporation (electronics retailer), various roles
- Ernst & Young LLP (public accounting), various roles

OTHER CURRENT DIRECTORSHIPS
- Amgen, Inc., since 2017
- Phillips 66, since 2019

OTHER LEADERSHIP EXPERIENCE AND SERVICE
- Member, Dean's Advisory Board, McCombs School of Business, The University of Texas at Austin
- Member, Presidents' Development Board, The University of Texas
- Member, McCombs Foundation



Michael M. McNamara
Independent

Chairman
PCH International Holdings
Venture Partner
Eclipse Ventures
Former Chief Executive Officer
Flex Ltd.

AGE: **64** | DIRECTOR SINCE: **2020**

COMMITTEES: **Audit, Governance**

CAREER HIGHLIGHTS
- PCH International Holdings (product development and supply chain management)
  - Chairman (non-public, non-executive), since 2019
- Samara (experimental product development division of Airbnb, Inc.)
  - Head, since 2020
- Eclipse Ventures (venture capital)
  - Venture partner, since 2019
- Flex Ltd. (product development firm)
  - Chief Executive Officer, 2006 to 2018
  - Various roles since joining Flex Ltd, in 1994, including Chief Operating Officer

OTHER CURRENT DIRECTORSHIPS
- Workday, Inc., since 2011
- Slack Technologies, Inc., since 2019

FORMER DIRECTORSHIPS
- Flex Ltd., 2005 to 2018
- Delphi Corporation, 2009 to 2012
- MEMC Corporation, 2007 to 2011



Michael A. Todman
Independent

Former Vice Chairman
Whirlpool Corporation

AGE: **63** | DIRECTOR SINCE: **2020**

COMMITTEES: **Audit, Compensation**

CAREER HIGHLIGHTS
- Whirlpool Corporation (home appliances and related products)
  - Vice Chairman, 2014 to 2015
  - President, Whirlpool International, 2006 to 2014
  - Executive Vice President, Whirlpool Corporation, and President, Whirlpool Europe, 2001 to 2005
  - Various senior positions since joining Whirlpool in 1993, including Executive Vice President, North America Region
- Wang Laboratories, Inc., (computers), various roles
- Price Waterhouse (public accounting), various roles

OTHER DIRECTORSHIPS
- Brown-Forman Corporation, since 2014
- Mondelez International, Inc., since 2020
- Prudential Financial, Inc., since 2016

FORMER DIRECTORSHIPS
- Newell Brands, Inc., 2007 to 2020
- Whirlpool Corporation, 2006 to 2015

OTHER LEADERSHIP EXPERIENCE AND SERVICE
- Chairman, Board of Directors, Boys & Girls Clubs of Benton Harbor, Michigan



Virginia M. Wilson
Independent

Former Senior Executive
Vice President &
Chief Financial Officer
Teachers Insurance and
Annuity Association of
America

AGE: **66** | DIRECTOR SINCE: **2020**

COMMITTEES: **Audit, Governance**

CAREER HIGHLIGHTS
- Teachers Insurance and Annuity Association of America (financial services)
  - Senior Executive Vice President & Chief Financial Officer, 2010 to 2019
- Wyndham Worldwide (hospitality)
  - Executive Vice President & Chief Financial Officer, 2006 to 2009
- Cendant Corporation (consumer services in real estate and travel industries)
  - Executive Vice President & Chief Accounting Officer, 2003 to 2006
- MetLife, Inc. (insurance)
  - Senior Vice President & Controller, 1999 to 2003
- Transamerica Life Insurance Companies
  - Senior Vice President & Controller and other finance roles, life insurance division, 1995 to 1999
- Deloitte & Touche LLP (public accounting)
  - Audit partner

OTHER DIRECTORSHIPS
- Charles River Laboratories International, Inc., since 2019

FORMER DIRECTORSHIPS
- Conduent, Inc., 2017 to 2020

OTHER LEADERSHIP EXPERIENCE AND SERVICE
- Member, Board of Trustees, Catholic Charities of the Archdiocese of New York

CORPORATE GOVERNANCE

Our Commitment to Sound Corporate Governance Practices

Carrier is committed to strong corporate governance practices. To this end, we believe that our governance framework enables independent, experienced and accomplished directors to provide advice, insight and oversight that will promote the long-term interests of the Company and our shareowners, including consideration of the concerns of other stakeholders.

We encourage you to visit the Corporate Responsibility section of our website (www.corporate.carrier.com) where you can access Carrier's ESG framework documents. These documents reflect our commitments to integrity, transparent financial reporting and strong financial controls, our approach to corporate governance and risk management, our commitment to the environment and sustainability and include:

- Corporate Governance Principles
- Committee Charters
- Certificate of Incorporation
- Bylaws
- Director Independence Policy
- Related Person Transactions Policy
- Share Ownership Requirements
- Our Code of Ethics
- Information about our Anonymous Reporting Program, which allows employees and other stakeholders to ask questions or raise concerns confidentially and outside the usual management channels
- Information about how to communicate concerns with our Board, Lead Independent Director or one or more independent directors
- 2020 Environmental, Social & Governance Report
- 2030 Environmental, Social & Governance Goals

Significant Corporate Governance Actions

Combined Role of Chairman and CEO under David Gitlin

On February 4, 2021, the Board elected David Gitlin, Carrier's current President & CEO, to the additional position of Chairman of the Board, effective upon his election to the Board at the 2021 Annual Meeting. Mr. Gitlin will succeed John V. Faraci, who will continue to serve on the Board upon his election at the Annual Meeting.

When Carrier separated from UTC, Mr. Faraci left that company's board to become Carrier's executive chairman. In that position, Mr. Faraci imparted invaluable mentorship and guidance to Mr. Gitlin that was facilitated by his experience as a former CEO and seasoned public company director and by his understanding of Carrier's business – which he acquired through his service on the UTC Board since 2005. Mr. Faraci's role was critical as Carrier transformed into an independent public company.

The Board does not have a policy about whether the roles of Chairman of the Board and CEO should be separate or combined. Rather, under our Governance Principles the Board has the flexibility to choose the most appropriate leadership structure that it believes will provide the most effective leadership and oversight for the Company.

At present, the Board believes that the interests of shareowners are best served if the roles of Chairman and CEO are combined in current President & CEO David Gitlin. The Board considered several factors in reaching this decision, including:

- Mr. Gitlin has served as CEO of Carrier since June 2019 and has served as a director since the Separation.
- Before joining Carrier, Mr. Gitlin had been a 22-year veteran of UTC and held numerous senior positions, including President & Chief Operating Officer of Collins Aerospace Systems – which, in 2019 had annual sales of $26 billion – and President of UTC Aerospace Systems.
- Through the Separation from UTC, the transformation of Carrier into a public company and during the COVID-19 pandemic, Mr. Gitlin has demonstrated strong leadership in the face of these challenges.

- Mr. Gitlin has the requisite vision, experience and business acumen to lead the Board as well as the Company as we implement our long-term strategy.
- Mr. Gitlin has fostered a strong working relationship between the Board and management through transparency and receptiveness to new ideas and approaches, and by cultivating accessibility to the management team.
- Combining the roles of Chairman and CEO promotes decisive, unified leadership as Carrier implements its long-term strategy and settles into its position as an independent public company.
- The Board has maintained a robust role for the Lead Independent Director with responsibilities that are delineated in the Governance Principles, and Dr. Garnier has exhibited strong and consistent leadership in that role.

Enhanced Bylaws

After several months as a newly independent company, the Committee took a fresh look at the primary governance documents that were adopted in the course of the Separation. As part of this effort, the Board (upon the Committee's recommendation) made the following changes to the Bylaws:

- Enhanced certain disclosure requirements.
- Added a new emergency bylaw that would take effect in the event of an emergency, disaster, catastrophe or similar condition where a quorum of the Board cannot be readily convened – changes deemed appropriate in light of the COVID-19 pandemic.

Improved Corporate Governance Principles

Also as part of the governance framework review, the Board (upon the Committee's recommendation) considered and adopted amendments to the Corporate Governance Guidelines, since renamed the Corporate Governance Principles. The amendments, which reflect a comprehensive assessment of best practices and major investors' expectations:

- Affirmed that the Board recognizes that the long-term interests of Carrier and its shareowners are also advanced by responsibly addressing the concerns of other stakeholders, including Carrier's employees, customers, suppliers and communities.
- Amended the criteria for board membership to include a candidate's diversity with respect to a broad range of personal characteristics.
- Added a limit of two public company boards (including Carrier's) for Carrier's executive officers, including the CEO.

Expanded Share Ownership Requirements

The share ownership requirements that were adopted at the time of the Separation did not apply to the positions of business unit ("BU") president, chief human resources officer ("CHRO") and chief legal officer ("CLO"). Instead, they applied to members of the Executive Leadership Group ("ELG") who may have held one of those positions. With Carrier's decision to sunset the ELG program and close it to new entrants, and to correspond the share ownership requirements to Carrier's leadership structure, the Board changed the requirements to apply to those positions rather than to ELG members only.

Carrier's Leadership Structure

Chairman and CEO Roles

As described earlier, the Board does not have a policy about whether the roles of Chairman of the Board and CEO should be separate or combined. The Committee, however, routinely reviews our governance practices and board leadership structure. And the Board selects the structure that it believes will provide the most effective leadership and oversight for the Company. In making this decision, at any given point in time, the Board considers and will consider a range of factors, including: the Company's operating and financial performance; recent or anticipated changes in the CEO role; the effectiveness of the processes and structures for Board interaction with and oversight of management; and the importance of maintaining a single voice in leadership communications and Board oversight, both internally and externally, including with investors.

Lead Director Responsibilities

Under our Governance Principles, the Board designates a non-employee director to serve as Lead Independent Director when the Chairman is not independent. The Lead Independent Director's responsibilities include the following and essentially mirror a non-executive Chairman's responsibilities under the Governance Principles and the Bylaws:

• May call and preside over private sessions of the independent directors	• Oversees the performance evaluation and compensation of the CEO
• May call special meetings of the Board and preside over such meetings when the Chairman is not present	• Facilitates succession planning and management development
• Serves as liaison between the independent directors and the Chairman	• Facilitates the Board's annual self-evaluation process
• Engages with significant constituencies, as requested	• Authorizes the retention of outside advisors and consultants who report to the Board on board-wide issues
• Works with the Chairman to plan and set the agenda for Board meetings	

The Board believes that a Lead Independent Director with well-defined responsibilities enhances the effectiveness of the independent directors, improves risk management and oversight, and provides a channel for the independent directors to candidly raise issues or concerns for the Board's consideration.

Pre-Separation Director Recruitment and Orientation

Director Recruitment

One of the most consequential tasks related to the Separation involved forming Carrier's Board. Mr. Faraci and Dr. Garnier – both of whom were serving on the UTC Board at the time and, therefore, were very familiar with Carrier's business requirements and the Separation's underlying strategy – participated in UTC's undertaking to identify, recruit, interview and select prospective directors. Mr. Gitlin was included in those efforts when he became Carrier's President & CEO.

Candidates were identified through traditional outlets. In some instances, a UTC director served on the board of another public company with a director who had the skills and experience, among other attributes, that were essential to a new public company and an effective board. In other instances, UTC engaged a search firm. The candidates were then downselected for in-person interviews as needed. UTC's full Board was kept informed throughout the process and ultimately approved the selection of Carrier's directors.

Director Orientation

Before the Separation, the then-future directors of Carrier met as a group with management on five separate occasions, and the then-future members of the Audit and Compensation committees each met on one other occasion. During these sessions, the then-future directors participated in orientation sessions that included reviews of the Company's strategy and segments, financial and internal controls, compliance programs, enterprise risk management and compensation programs. Visits to our major facilities were constrained because of COVID-19.

Going forward, new directors will go through a similar orientation that will familiarize them with the Company and include topics that are tailored to the director's committee assignments. In addition, as a result of director feedback, directors will receive an even more in-depth orientation regarding our product and service offerings.

Directors are encouraged to attend outside continuing education programs for directors and will be reimbursed by the Company for the cost of such programs and related expenses. Additional presentations and materials, including updates on recent business developments and on topical and beneficial subjects, are provided from time to time to certain directors or to all directors, as appropriate.

Meetings and Committee Composition

Board Meetings

Our Board is engaged, provides informed and meaningful guidance and feedback, and maintains an open dialogue with management. At each stated meeting of the Board, the agenda typically includes committee reports, a review of the Company's financial results and outlook, a briefing on aspects of our long-term strategy and other matters — whether requested by the directors or deemed pertinent by management. In addition, the Board participated in an all-day strategic planning session toward the end of 2020.

The Board met seven times during 2020 – including three special meetings – and each member of the Board who served during 2020 attended 100% of the aggregate of (i) the meetings of the Board held during 2020, and (ii) the meetings held by each committee of the Board on which such member served during 2020.

Carrier's independent directors meet in regularly scheduled executive sessions without management and in additional sessions when requested. These sessions typically occur before or after Board meetings. The Board met in executive session without management present during four of its meetings in 2020.

Directors are encouraged to attend the Annual Meeting. Carrier, however, did not hold such a meeting during 2020 because the Separation did not occur until April of that year.

To prepare for Board and committee meetings, the directors receive the agenda and materials in advance. And management endeavors to make these materials available at least one week before a meeting to facilitate more informed discussion and decision making.

Committee Meetings and Composition

The Board has three standing committees: Audit, Compensation and Governance. Each committee is composed entirely of independent directors. Committee meetings are held in conjunction with stated Board meetings. The committees may meet more frequently as they may require. Each committee also has the authority to retain and terminate independent advisors to assist in the performance of its responsibilities. Each committee operates under a written charter – all of which are available on the Corporate Responsibility section of our website (see page 20) – that sets forth the committee's purposes and responsibilities, and that is periodically reviewed to determine whether it should be updated to reflect best practices and director feedback.

Audit Committee

Chair: Charles M. Holley, Jr.   **Meetings:** 7

Michael M. McNamara   Virginia M. Wilson
Michael A. Todman

Purposes & Responsibilities:

- Assists the Board in overseeing the integrity of Carrier's financial statements; the independence, qualifications and performance of Carrier's internal and external auditors; the Company's compliance with its policies and procedures, internal controls, and Our Code of Ethics, and applicable laws and regulations; and policies and procedures relating to risk assessment and management
- Recommends to the Board the nomination of the independent auditor for approval by shareowners
- Responsible for compensation, retention and oversight of the independent auditor
- Pre-approves all audit services and permitted non-audit services to be performed for Carrier by its independent auditor
- Reviews and approves the appointment and replacement of the senior Internal Audit executive

The Board has determined that Messrs. Holley, McNamara and Todman and Ms. Wilson are "audit committee financial experts" as that term is defined in the Securities and Exchange Commission ("SEC") rules.

Compensation Committee

Chair: John J. Greisch   **Meetings:** 4

Jean-Pierre Garnier   Michael A. Todman
Charles M. Holley, Jr.

Purposes & Responsibilities:

- Reviews Carrier's executive compensation practices and policies to ensure that they adequately and appropriately align executive and shareowner interests
- Establishes and determines the satisfaction of performance goals for Carrier's incentive compensation plans for executives
- Approves the compensation of the Executive Chairman and CEO
- Approves the compensation for Section 16 officers and other senior executives
- Reviews and approves Carrier's practices for annual and long-term incentive awards
- Reviews a risk assessment of Carrier's compensation policies, plans and practices

Governance Committee

Chair: Jean-Pierre Garnier   **Meetings:** 4

John J. Greisch   Virginia M. Wilson
Michael M. McNamara

- Identifies and recommends qualified candidates for election to the Board
- Develops and recommends appropriate corporate governance principles
- Oversees the design and implementation of the annual self-evaluation of the Board, the committees and individual directors
- Recommends appropriate compensation of directors
- Submits to the Board recommendations for committee assignments
- Reviews and monitors the orientation of new Board members and the continuing education of all directors
- Reviews and oversees Carrier's positions on significant public issues and corporate social responsibility, including diversity, the environment, and health and safety

How We Manage Risk

Our Risk Management Framework

Carrier encounters a range of risks, such as legal, financial, operational, strategic and reputational risks. Within these broad categories, specific risks include human capital management, which includes talent acquisition, development and retention; cybersecurity; the competitive landscape (including disruptive technologies); and the impact of disruptive events, such as natural disasters and pandemics.

To manage these and other risks, we have implemented an Enterprise Risk Management ("ERM") program, which is a companywide effort – managed by senior executives – to identify, assess, manage, report, and monitor enterprise risks that may affect our ability to achieve the Company's objectives and strategy. The Audit Committee has oversight responsibility for the ERM program and process.

As part of the ERM program, each business unit and corporate functional department is responsible for identifying and reporting risks that are specific to its operations and, when applicable, to the Company at large. The committees and Board also discuss enterprise risks with senior management on a regular basis, including through reviews of compliance issues and business risks. For example, cybersecurity risk – including product and information technology infrastructure risks – is an enterprise risk that the Audit Committee and the Board (through committee reports) receive regular updates, including three such briefings in 2020.

Each committee has primary risk oversight responsibility in the areas that align with its focus. At each regular meeting, or more frequently as needed, the Board receives and considers committee reports that may provide additional detail on risk management issues and management's response.

The Board's Role in Risk Management

The full Board is responsible for the oversight of Carrier's risk management process and structure, while the Audit Committee oversees the Company's overall policies and practices for ERM. In addition, responsibility for the oversight of specific risk categories is allocated among the Board and its committees as follows:

Full Board of Directors	Audit Committee	Compensation Committee	Governance Committee
• Major strategies and business objectives • Significant risks and risk management activities • Succession planning	• ERM program • Significant operational risks • Significant capital appropriations • Capital structure • Foreign exchange, interest rates and raw material prices • Compliance programs • Significant reputational risks • Significant strategic risks • Cybersecurity risks	• Compensation and benefit policies • Incentive plan performance metrics and goals • Compensation of senior leaders • Compensation plan design • Executive retention	• Corporate governance • Conflicts of interest • Director independence • Environment • Health and safety • Corporate social responsibility • Diversity • Government relations and public policy issues

Public Policy Activities

Carrier engages in political activity and public policy advocacy on issues that impact the Company's business – whether at the local, state or federal level in the United States, or with foreign governments and international governmental organizations.

The Board believes that participating in the legislative and regulatory process is an important part of responsible corporate citizenship and that Carrier and its employees have a legitimate interest in public policy debates. The Board reviews and monitors the Company's government relations activities, including those of the Carrier Political Action Committee ("Carrier PAC"). These activities are governed by and conducted in accordance with the standards articulated in Our Code of Ethics and Corporate policy on Government Relations, both of which are available on the Company's website (see page 20).

Carrier's government relations initiatives are intended to educate and inform officials and the public on a broad range of public policy issues that are important to our business and consistent with the best interests of the Company and our shareowners. These initiatives are not based on the personal agendas of individual shareowners or Carrier's directors, officers, or employees.

The Company does not make or direct political contributions to candidates for U.S. federal office and, as a matter of policy, does not contribute to candidates for state or local office in the U.S. or for offices in foreign countries. The Carrier PAC, which is entirely funded by voluntary contributions, is nonpartisan and will contribute to candidates for federal office supportive of Carrier's corporate business interests and public policy goals, regardless of political party.

Shareowner Engagement

The Board and management believe in transparent and open communication with investors. Management routinely engages with our shareowners on financial performance, capital allocation and business strategy, including our ESG-related initiatives. In 2020, management hosted an investor and analyst day and conducted roadshows in the months leading up to the Separation. Since we became a public company, management has participated in eleven investor conferences and held numerous teleconferences with shareowners around the world.

In 2020, we engaged with institutional investors holding more than 400 million shares of Carrier common stock, which represented almost 46% of our shares outstanding. In 2021, we expect our discussions to also focus on the clarity and effectiveness of our disclosures, including those related to our ESG, and diversity and inclusion initiatives.

COMPENSATION OF DIRECTORS

Pay Structure

Annual Retainer

Under the terms of the Carrier Board of Directors Deferred Stock Unit Plan ("Carrier Director DSU Plan"), annual retainers for non-employee directors for the April 2020 to April 2021 Board cycle were payable 42% in cash and 58% in DSUs. A director also may elect to receive the cash retainer in DSUs.



Non-Employee Director Annual Retainer

- $124,000 Cash   42%
- $173,600 Deferred Stock Units   58%

ROLE	CASH	DEFERRED STOCK UNITS	TOTAL
All Non-Employee Directors (base retainer)	$124,000	$173,600	$297,600
Additional Compensation for Services* as:			
Lead Independent Director	$14,000	$21,000	$35,000
Audit Committee Chair	$10,000	$15,000	$25,000
Audit Committee Member	$6,000	$9,000	$15,000
Compensation Committee Chair	$8,000	$12,000	$20,000
Governance Committee Chair	$8,000	$12,000	$20,000

* Directors serving in multiple leadership roles receive incremental compensation for each role.

Because of the COVID-19 pandemic, the non-employee directors' base retainer DSU award for the 2020-2021 Board cycle was reduced by $12,400, from $186,000 to $173,600, which aligned with similar pay reductions for Carrier's Executive Leadership Team.

Non-employee directors do not receive additional compensation for attending regularly scheduled Board or committee meetings, but they do receive an additional $5,000 cash payment for each special meeting attended in person. There were no such meetings in fiscal year 2020.

Annual retainers are paid each year following the Annual Meeting. New non-employee directors joining the Board between the Annual Meeting and the end of September receive 100% of the annual retainer. Directors joining the Board between October and the next Annual Meeting receive 50% of the annual retainer. DSUs are 100% vested at the time

of grant, but settlement does not occur until after a non-employee director leaves the Board. At that time, DSUs are converted into shares of Carrier common stock, distributed either in a lump sum or in 10- or 15-year installments in accordance with the non-employee director's prior elections.

Effective at the 2021 Annual Meeting, the total base retainer will be $310,000, composed of $124,000 in cash and $186,000 in DSUs. There are no changes to the incremental role-based retainers. These changes will restore the directors' compensation to the amount set at the Separation.

Treatment of Dividends

When Carrier pays a dividend on its common stock, each non-employee director is credited with additional DSUs equal in value to the dividend paid on the corresponding number of shares of Carrier common stock.

2020 Director Compensation

The following table sets forth information regarding the compensation paid to our directors for services in 2020.[1]

NAME	FEES EARNED OR PAID IN CASH	STOCK AWARDS[2]	ALL OTHER COMPENSATION[3]	TOTAL
Jean-Pierre Garnier	—	$352,600	—	$352,600
John J. Greisch	—	$317,600	$5,000	$322,600
Charles M. Holley, Jr.	$134,000	$188,600	—	$322,600
Michael M. McNamara	$130,000	$182,600	—	$312,600
Michael A. Todman	$130,000	$182,600	—	$312,600
Virginia M. Wilson	$130,000	$182,600	—	$312,600

1   Mr. Faraci is an executive officer and executive chairman of Carrier's Board. Because Mr. Faraci was not a NEO in 2020 and did not receive any additional compensation with respect to services provided as a director, he is omitted from this table. During 2020, his compensation as an executive officer of Carrier consisted of salary ($667,424), equity-based awards and personal use of the corporate aircraft ($99,146, which reflected the incremental variable operating costs). The equity-based awards consisted of restricted stock units ("RSUs") and stock appreciation rights ("SARs"). The grant date fair values of the RSUs and SARs was $765,272 and $764,876, respectively. The grant date fair values were calculated in accordance with FASB ASC Topic 718, but exclude the effect of estimated forfeitures. The assumptions made in calculating the fair value of these awards are described in Note 14 – Stock-Based Compensation, to the accompanying Notes to the Consolidated Financial Statements in Carrier's 2020 Annual Report on Form 10-K. Mr. Faraci also received $51,000 in compensation from Carrier in 2020 for pre-Separation governance activities while he served on the UTC Board. As previously disclosed by UTC, the fees for these activities were calculated consistent with its policy of compensating its non-employee directors for in-person attendance at special meetings.

2   Stock Awards consist of the grant date fair value of the DSU awards credited to the non-employee director's account, including any portion of the annual cash retainer that the non-employee director elected to receive as DSUs. The value of the DSU awards was calculated in accordance with FASB ASC Topic 718 using assumptions described in Note 14 – Stock-Based Compensation, to the accompanying Notes to the Consolidated Financial Statements in Carrier's 2020 Annual Report on Form 10-K. The number of units credited to each non-employee director in 2020 was calculated by dividing the value of the award by $17.80, the NYSE closing price per share of Carrier common stock on May 12, 2020, which was the date contemplated by the Carrier Director DSU Plan in connection with the Separation.

3   Amounts in this column include incidental benefits and matching contributions to eligible nonprofit organizations under the Company's matching gift program that covers non-employee directors as well as Company employees.

SHARE OWNERSHIP

Our rigorous share ownership requirements detailed below, which were implemented following the Separation from UTC, promote and strengthen the alignment of our non-employee directors and management with the interests of our shareowners.

6x	5x	4x	3x
base salary for CEO	base salary for Executive Chairman; and annual base cash retainer for independent directors	base salary for CFO	base salary for ELG members

Under these requirements, non-employee directors have been required to achieve their ownership level within five years of joining the Board. Similarly, the Executive Chairman, CEO, CFO and ELG members have been required to achieve their respective levels within five years of attaining their positions or, if applicable, joining the ELG. If ownership requirements are not met after this five-year period, then the individual will not be permitted to sell Carrier shares until the ownership levels have been achieved. All directors and ELG members currently comply with their respective ownership requirements or are on track to meet them within the five-year period.

As discussed earlier, in February 2021 the Board adopted new share ownership requirements because those that were adopted at the time of the Separation did not apply to the positions of BU president, CHRO and CLO. Instead, they applied to members of the ELG who may have held one of those positions. With Carrier's decision to sunset the ELG program and close it to new entrants, and to correspond the share ownership requirements to Carrier's leadership structure, the Board changed the requirements to apply to those positions rather than to ELG members only.

Beneficial Share Ownership of Directors and Executive Officers

The following table provides information known to the Company as of February 12, 2021, regarding the beneficial ownership of our common stock by each director, each NEO, and all current executive officers and directors as a group.

No director, NEO, or the directors and executive officers as a group owned more than 1% of our common stock. The Total Shares Beneficially Owned column does not include Restrict Stock Units ("RSUs") and Performance Share Units ("PSUs") granted to executive officers because this equity is not beneficially owned under SEC rules. Unless otherwise noted, each person named in the table has sole voting and investment power.

Directors and Executive Officers	SARs EXERCISABLE WITHIN 60 DAYS[1]	DIRECTOR RSUs CONVERTIBLE TO SHARES WITHIN 60 DAYS[2]	DIRECTOR DSUs CONVERTIBLE TO SHARES WITHIN 60 DAYS[3]	TOTAL SHARES BENEFICIALLY OWNED[4]
John V. Faraci		2,077	47,120	49,197
Jean-Pierre Garnier			98,459	116,569
David Gitlin	216,991			526,679
John J. Greisch			17,992	53,409
Charles M. Holley, Jr.			10,684	10,713
Michael M. McNamara			10,344	10,344
Michael A. Todman			10,344	10,344
Virginia M. Wilson			10,344	10,344
David Appel	69,436			110,507
Patrick Goris				
Timothy McLevish				
Christopher Nelson	62,402			101,653
Kevin J. O'Connor				516
Directors & Executive Officers as a group (17 in total)[5]				**1,202,279**

1   The SARs in the table reflect the net number of shares of Carrier common stock that would be issued to the executive officers if their vested SARs were exercised within 60 days of February 12, 2021. Once vested, each SAR can be exercised for the number of shares of Carrier common stock having a value equal to the increase in value of a share of Carrier common stock from the date the SAR was granted through the exercise date. The net number of shares of Carrier common stock was calculated using $37.28 per share, which was the closing price on February 12, 2021.

2   The non-employee director RSUs are distributed in shares of Carrier common stock upon termination of service. The table reflects the number of shares that the director has the right to acquire at any time within 60 days of February 12, 2021, following the director's separation form the Board. Mr. Faraci, who previously served on the UTC Board of Directors, received these RSUs in connection with the Separation from UTC and which were attributable to that prior service. Carrier does not award such RSUs to its non-employee directors.

3   The non-employee director DSUs are converted into Carrier common stock upon termination of service. The table reflects the number of shares that the director has the right to acquire at any time within 60 days of February 12, 2021, following the director's separation from the Board. Mr. Faraci and Dr. Garnier acquired a portion of the DSUs reflected in the table in connection with the Separation from UTC and their prior service on that company's board.

4   Includes shares for which voting and investment power is jointly held by the director or NEO: D. Gitlin (278,771 shares).

5   Reflects as of February 12, 2021, the holdings of the directors and executive officers listed in the Company's 2020 Annual Report on Form 10-K.

Principal Shareowners

The following table shows all holders known to Carrier to be beneficial owners of more than 5% of the outstanding shares of Carrier common stock as of December 31, 2020.

NAME AND ADDRESS	SHARES	PERCENT OF CLASS
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	67,417,311	7.8%
Capital Research Global Investors[2] 333 South Hope Street Los Angeles, CA 90071	49,256,599	5.7%
State Street Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	68,846,254	7.94%
The Vanguard Group[4] 100 Vanguard Boulevard Malvern, PA 19355	94,833,852	10.95%

1   BlackRock, Inc., reported in a Schedule 13G filed with the SEC that, as of December 31, 2020, it held sole power to vote or to direct the vote of 58,863,398 shares and sole power to dispose or direct the disposition of 67,417,311 shares.

2   Capital Research Global Investors reported in a Schedule 13G filed with the SEC that, as of December 31, 2020, it held sole voting power with respect to 49,253,394 shares, shared voting power with respect to zero shares, sole dispositive power with respect to 49,256,599 shares, and shared dispositive power with respect to zero shares.

3   State Street Corporation ("State Street") reported in a Schedule 13G filed with the SEC that, as of December 31, 2020, it held sole voting power with respect to zero shares, shared voting power with respect to 65,113,412 shares, sole dispositive power with respect to zero shares, and shared dispositive power with respect to 68,816,684 shares. State Street also reported that its subsidiary, State Street Global Advisors Trust Company, owned 5.92% of Carrier common stock (or 51,306,620 shares) and that in this capacity it has sole voting power with respect to zero shares, shared voting power with respect to 17,080,272 shares, sole dispositive power with respect to zero shares, and shared dispositive power with respect to 51,306,620 shares.

4   The Vanguard Group reported in a Schedule 13G filed with the SEC that, as of December 31, 2020, it held sole voting power with respect to zero shares, shared voting power with respect to 1,318,242 shares, sole dispositive power with respect to 94,833,852 shares, and shared dispositive power with respect to 3,779,356 shares.

PROPOSAL 2

Advisory Vote to Approve Named Executive Officer Compensation

WHAT AM I VOTING ON?

We are asking our shareowners to approve, on an advisory basis, the compensation of Carrier's NEOs disclosed in the Compensation Discussion and Analysis ("CD&A"), the compensation tables, and in the related notes and narrative in this Proxy Statement.

Why Should I Vote For this Proposal?

The advisory vote on executive compensation is commonly referred to as a say-on-pay vote. While this vote is advisory and therefore not binding on the Board, the outcome of the vote and discussions with investors in the coming year will inform the Compensation Committee's evaluation of Carrier's compensation practices and the Committee's future decisions regarding compensation. We also expect that investor feedback regarding the clarity and transparency of compensation disclosures, if any, will be reflected in future proxy statements to the extent appropriate.

The Board and the Compensation Committee believe that Carrier's executive compensation program has effectively aligned pay with performance, while facilitating the retention of highly talented executives who are critical to our long-term success. Accordingly, the Board recommends that shareowners vote **FOR** the following resolution:

"RESOLVED, that the compensation of Carrier's NEOs, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and related information provided in this Proxy Statement, is hereby APPROVED on an advisory basis."

Our Board of Directors recommends a vote FOR this proposal.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides important information about Carrier's executive compensation philosophy and programs for fiscal year 2020. In addition, this CD&A describes compensation decisions made by the Compensation Committee of the Board (sometimes referred to as the "Committee"), which is responsible for overseeing the compensation programs for all executives, including, for 2020, Carrier's NEOs:

- David Gitlin, President & Chief Executive Officer
- Patrick Goris, Senior Vice President & Chief Financial Officer
- Kevin J. O'Connor, Senior Vice President & Chief Legal Officer
- David Appel, President, Refrigeration
- Christopher Nelson, President, HVAC
- Timothy McLevish, Special Advisor to the President & CEO and former Senior Vice President & Chief Financial Officer

On October 19, 2020, the Company announced that as part of a planned transition, Mr. McLevish would retire from the Company in February 2021. His successor, Mr. Goris, assumed the role of Chief Financial Officer on November 16, 2020, at which point Mr. McLevish transitioned into the role of Special Advisor to the President and CEO, a position he held until his retirement on Feb 15, 2021.

2020 Executive Summary

2020 was a year unlike any other. It was a profoundly transformational year, as the Company became a stand-alone public company on April 3, 2020, following the Separation from UTC, and in the midst of a global pandemic.

Despite all of this, the Company delivered strong financial results during a challenging year.

> **2020 Performance Highlights[1]**
>
> - Delivered operating profit of $3.1 billion, and adjusted operating profit of $2.2 billion
> - Delivered net cash flows provided by operating activities of $1.7 billion, and free cash flow of $1.4 billion, which included $272 million in tax payments related to the gain on the sale of the shares in Beijer Ref Ab ("Beijer")
> - Carrier's stock price appreciated 180% from the Separation through the end of 2020
> - Implemented Carrier 600, a cost reduction program with a target to produce $600 million of recurring savings over three years, and subsequently increased the target to $700 million at the end of 2020, under the renamed Carrier 700 program
> - Invested in growth, which included adding 500 new sales professionals, increased our investments in R&D, and introduced 124 new products

1   See Appendix A on page 74 for additional information regarding non-GAAP measures.

Established the Foundation

Prior to the Separation, a new Executive Leadership Team ("ELT") was identified, leaders were appointed into their new roles, and substantial efforts were made to develop a new operating model and business priorities to ensure a seamless transition of leadership and operations following the Separation. Because the Separation occurred in fiscal year 2020, NEOs' incentive compensation was determined by performance targets established by the UTC Compensation Committee prior to the Separation and by the Carrier Committee following the Separation.

Upon the Separation from UTC, the Committee took steps to establish our foundation, redefine our compensation philosophy and re-design our programs inherited from UTC to align with the needs and focus areas of Carrier as a new independent company. However, both the Separation and the COVID-19 pandemic affected our 2020 executive compensation decisions.

Conducted a Review of Carrier's Executive Compensation Programs

Following the Separation, the Committee and Company leadership conducted a full review of the Company's compensation programs to ensure appropriateness for Carrier as a new independent company and alignment to business priorities and the external market. The Committee approved a revised compensation philosophy and principles, as noted below, along with program design changes which will be implemented in 2021.

Compensation Discussion and Analysis

In summary, the 2021 executive compensation program design will continue to consist of three components, base salary, annual bonus and long-term incentives for the CEO and NEOs. Changes reflected in the 2021 annual bonus program and long-term incentive plan, as reflected in the table below, are aligned with the Company's goal of achieving long-term sustainable growth and further linking the interests of executives with shareowners, as evidenced specifically by the inclusion of Sales as an individual metric in the 2021 annual bonus plan, and including Performance Share Units in the 2021 long-term incentive program.

COMPENSATION ELEMENT	2020 METRICS[1]	2021 METRICS
Annual Bonus	Adjusted Operating Profit[2] (50%) Free Cash Flow[2] (50%)	Sales (40%) Adjusted Operating Profit[2] (40%) Free Cash Flow[2] (20%)
Annual Long-Term Incentive (Equity) Grants	50% SARs 50% RSUs	50% SARs 50% PSUs[3]

1   In April 2020, following the Separation, the Carrier Compensation Committee decided to equally weight the financial metrics of adjusted operating profit and free cash flow, placing a greater emphasis on free cash flow, to further emphasize the importance of cash generation to the future success of the Company.

2   Performance goals and results are based on non-GAAP financial measures, see Appendix A on page 74 for more details.

3   PSUs will consist of two equally weighted measures of relative Total Shareholder Return (TSR) and Earnings Per Share Growth (EPS) measured as a Compound Annual Growth Rate (CAGR) over a 3-year period.

Additionally, the Committee approved a new compensation peer group for external benchmarking purposes, as discussed later in the document beginning on page 39.

Defined Carrier's Compensation Philosophy and Guiding Principles for Executive Compensation

Carrier's compensation programs are designed with a focus on long-term, sustained winning through customer commitment and operational excellence. We will drive performance against long-term and short-term financial goals while executing on the Company's strategic vision to create exceptional shareowner value.

Carrier's guiding principles for executive compensation were established as follows:

- We create compensation plans that are simple and transparent to employees and investors.
- We strive to attract and retain the best, most diverse teams, motivated through compensation programs that are market competitive.
- We pay for performance and ensure that incentive plans have a clear connection between increasing shareowner value and exceeding customer commitments.
- Compensation programs are clearly aligned to business priorities and shareowner interests, underpinned by a culture strongly tied to the Carrier Code of Ethics and *The Carrier Way*.

Adopted Compensation Best Practices

The Committee believes Carrier's executive compensation program reinforces its pay-for-performance culture and includes corporate governance practices that are considered by investors to reflect market "best practice".

What We Do

- ✔ Use an independent executive compensation consultant to advise the Committee

- ✔ Annually review and update the composition of compensation peer group, as appropriate

- ✔ Emphasize long-term, performance-based compensation and meaningful share ownership guidelines to align executive and shareowner interests

- ✔ Align PSU payouts with stock price performance through a relative TSR metric

- ✔ Design transparent, formulaic incentive plans to promote short- and long-term business success

- ✔ Have "double-trigger" provisions for severance payable in the event of a change in control

- ✔ Have a "clawback" provision in both annual and long-term incentive plans to recover cash and equity incentive payments from executives in certain circumstances

- ✔ Maintain a three-year vesting schedule for annual equity awards

- ✔ Perform annual compensation risk assessment to ensure program does not encourage excessive risk-taking

What We Do Not Do

- ✖ Provide excise tax gross-up on severance/change in control payments

- ✖ Permit repricing of stock options or other equity-based awards without shareowner approval

- ✖ Pay dividends on SARs or PSUs during restricted/performance period

- ✖ Permit non-employee directors, executives or other employees to engage in short sales or enter into hedging, puts, calls or other "derivative" transactions with respect to Company securities

- ✖ Permit non-employee directors or executives to engage in pledging, hedging or short sales

- ✖ Provide excessive perquisites

- ✖ Provide single-trigger benefits under change in control agreements.

2020 Executive Compensation and How 2020 Impacted Pay

The impact of the Separation and the COVID-19 pandemic in 2020 had multiple impacts on executive compensation programs, and the compensation of the CEO and NEOs, including:

- Compensation actions taken in early 2020, in response to the COVID-19 pandemic
- 2020 Annual Bonus Plan changes due to the Separation and the COVID-19 pandemic
- 2020 Long-term Incentive Awards
- Treatment of Unvested UTC Equity Awards upon Separation
- 2020 CEO and NEO Compensation Changes
- Founder's Grants related to the Separation

Additional details, and summary actions, follow:

Compensation Actions Taken in Response to the COVID-19 Pandemic

The COVID-19 pandemic had a significant impact on our business in fiscal year 2020. We implemented an immediate set of actions in response to the evolving conditions and uncertainty the COVID-19 pandemic presented. We prioritized the safety of our employees, customers, and communities while demonstrating agility and ability to maintain production and business operations. In response to the macroeconomic environment caused by the COVID-19 pandemic, we instituted temporary cost reductions, where legally feasible, during fiscal year 2020, including reductions in compensation as follows:

EXECUTIVE PAY REDUCTIONS	DEFERRED SALARY INCREASES	FURLOUGHS/TEMPORARY PAY REDUCTIONS	REDUCED ANNUAL BONUS PAYOUT MAXIMUM
CEO and NEOs: 15% Other executives: 8.6% – 15% For the period May 1 – October 31, 2020	For all employees, globally, including the CEO and NEOs	3 weeks of unpaid leave for all U.S. non-executive salaried and management-represented employees	Reduced from 200% to 150% for the Stub period (as defined below)

2020 Annual Bonus Plan Changes

Bonus Plan Changes Related to the Separation

At the beginning of 2020, the annual bonus award performance goals for NEOs and eligible executives were aligned to the bonus plan design and financial metrics and targets inherited from UTC, which focused on adjusted operating profit at constant currency and free cash flow, weighted 60% and 40%, respectively.

As a result of and following the Separation, the Committee implemented changes to the Carrier Global Corporation Executive Annual Bonus Plan ("Bonus Plan") to more appropriately align the performance goals with the business imperatives of Carrier as a standalone company. These changes included aligning the payout slopes for both financial metrics, and equally weighting the financial metrics of adjusted operating profit at constant currency (50%) and free cash flow (50%), placing a greater emphasis on free cash flow, to further emphasize the importance of cash generation to the future success of the Company.

Bonus Plan Changes Related to the COVID-19 Pandemic

At the time of Separation, it was expected that the COVID-19 pandemic would have a dramatic impact on the Company's 2020 financial results. Accordingly, in order to reflect the anticipated impact of the COVID-19 pandemic on the Company, the Committee bifurcated 2020 into two separate performance periods, with one comprised of the first quarter of 2020, for which the pre-Separation performance goals established by UTC applied, and one comprised of the remaining three quarters of 2020 (the "Stub Period"), for which modified performance goals, approved by the Committee post-Separation, applied. The modified performance goals were established based on the best information available at the time, in dynamic and uncertain COVID-19 pandemic-related economic conditions. Additionally, in light of the modified performance goals, the Committee reduced the maximum payout opportunity for the Stub Period by 50%, from 200% to 150%.

Performance Goal Results and Payout Levels for the First Quarter of 2020[1]

FINANCIAL MEASURE[3]	WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 200% PAYOUT	PAYOUT	PAYOUT RESULT PERCENTAGE
Adjusted Operating Profit at Constant Currency[1]	60%	$426M	Actual $435M / $473M	$520M	60%	**36%**
Free Cash Flow[2]	40%	-$272M	-$218M	-$164M / Actual -$1M	200%	**80%**
			Annual Bonus (Q1) Earned payout percentage for financial measures			**116%**

1   Performance goals and results are based on non-GAAP financial measures, see Appendix A on page 74 for more details.

Performance Goal Results and Payout Levels for Quarters 2-4 the Stub Period of 2020[1]

FINANCIAL MEASURE[3]	WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 150% PAYOUT	PAYOUT	PAYOUT RESULT PERCENTAGE
Adjusted Operating Profit at Constant Currency	50%	$1,132M	$1,415M	$1,698M / Actual $1,791M	150%	**75%**
Free Cash Flow[2]	50%	$863M	$1,079M	$1,295M / Actual $1,381M	150%	**75%**
			Annual Bonus (Stub Period) Earned payout percentage for financial measures			**150%**

1   Performance goals and results are based on non-GAAP financial measures, see Appendix A on page 74 for more details.

2   Carrier reported free cash flow for the stub period of $1.4 billion, which includes $272 million in tax payments related to the gain on the sale of Carrier's shares in Beijer. Of the $272 million, the Committee approved the exclusion of $215 million from the calculation of free cash flow for purposes of the bonus plan performance measures.

Overall Performance Payout Levels for 2020

The resulting calculated payouts of each of the two performance periods resulted in an overall weighted average payout percentage of 141.5% of target (116% for Q1 2020 and 150% for the Stub Period Q2 – Q4), reflecting management's exceptional delivery on financial targets and crisis management through a period of extreme uncertainty.

Q1 (25%)		Q2 – Q4 (75%) "STUB PERIOD"		FINAL CALCULATED PAYOUT
116%	**+**	150%	**=**	141.5%

Final Determination of the 2020 Annual Bonus Plan Payout Factor[1]

Given the performance in the second half of 2020 against the revised stub period performance goals, the Committee conducted a thorough review of various payout scenarios compared to both original and revised performance goals. The Company's performance relative to the original performance goals, previously established by UTC before any knowledge of the COVID-19 pandemic economic uncertainty, would have resulted in an overall payout of approximately 127.5% of target, as noted in the table below.

In consideration of all relevant factors including the original performance goals and resulting payout against those goals, the Committee used its discretion to reduce the payout percentage and ultimately approved a Company Performance Factor of 120% of target, as it desired to reward management for producing results that were significantly ahead of plan and guidance for the Stub Period, while also recognizing that the Company's overall 2020 performance had been negatively impacted by the effects of the COVID-19 pandemic.

FINANCIAL MEASURE	WEIGHTING	THRESHOLD 50% PAYOUT	TARGET 100% PAYOUT	MAXIMUM 150% PAYOUT	PAYOUT	PAYOUT RESULT PERCENTAGE
Adjusted Operating Profit at Constant Currency	50%	$2,170M	$2,713M (Actual $2,226M)	$3,256M	55%	**27.5%**
Free Cash Flow[2]	50%	$1,046M	$1,307M	$1,468M (Actual $1,595M)	200%	**100%**
			Annual Bonus Earned payout percentage, for financial measures under original performance goals			**127.5%**



Final Company Performance Factor

120%

> In consideration of all relevant factors, the Committee used its discretion to reduce the payout percentage and ultimately approved a Company Performance Factor of 120% of target.

1   Performance goals and results are based on non-GAAP financial measures, see Appendix A on page 74 for more details.

2   Carrier reported free cash flow of $1.4 billion, which includes $272 million in tax payments related to the gain on the sale of Carrier's shares in Beijer. Of the $272 million, the Committee approved the exclusion of $215 million from the calculation of free cash flow for purposes of the bonus plan performance measures.

2020 Long-Term Incentive Awards "LTI"

The UTC Compensation Committee did not grant PSUs to Carrier executives in early 2020 given the difficulty of establishing long-term performance goals prior to the Separation. As a result, 2020 annual LTI awards to Carrier executives, granted in February 2020, consisted of SARs (50%) and RSUs (50%).

The Carrier Compensation Committee has, and will, continue to annually review the design of LTI awards to ensure consistency with the program's fundamental objective of aligning the interests of executives and shareowners while attracting and retaining talented senior leaders. Annual LTI awards are subject to three-year, service-based (and in the case of PSUs, performance-based) vesting requirements, with exceptions for death, disability, retirement, change in control and certain qualifying involuntary terminations.

> The **2021 LTI awards** to the CEO and NEOs will consist of 50% SARs and 50% PSUs in order to align with the company's Compensation philosophy and guiding principles, with the goal of achieving long-term, sustainable growth and further linking interests of executives with shareowners.

Treatment of Unvested UTC Equity Awards Upon Separation

In connection with the Separation, as established and approved by UTC, any unvested UTC equity awards held by Carrier executives were converted to unvested Carrier equity awards in accordance with the conversion methodology detailed in the Employee Matters Agreement between Carrier, UTC and Otis Worldwide Corporation ("Otis").

Unvested UTC SAR and RSU awards were converted into unvested Carrier SAR and RSU awards, respectively, and were adjusted in a manner that was intended to preserve the aggregate intrinsic value immediately after the Separation when compared to the aggregate intrinsic value immediately prior to the Separation.

Unvested UTC PSU awards were converted into unvested, time-based Carrier RSU awards with the number of shares subject to the award adjusted to preserve the aggregate intrinsic value of the original award. The conversion formula considered UTC's performance during the period leading up to the Separation and assumed target-level performance for the remaining portion of the performance period, resulting in performance factors of 119% and 122% for UTC PSUs granted in 2018 and 2019, respectively.

All converted unvested equity awards remain subject to the same terms, vesting conditions and other restrictions that applied to the original UTC award immediately before the Separation.

2020 CEO and NEO Compensation Changes

The Separation from UTC and value creation opportunity for shareowners requires a highly experienced and capable executive team. Following the Separation, in April 2020, the Committee, along with its Independent Compensation Consultant, reviewed competitive market data and established compensation opportunities (base salary, annual bonus and long-term incentive targets) based on the following factors: expanded role scopes and breadth of the CEO and NEO's responsibilities, strategic importance of the position, competitive market data, and a desire to ensure long-term retention. For a more detailed discussion of how we use peer group data see page 39.

CEO Pay[1]

As part of this review, and upon his appointment as President and CEO of the newly independent Carrier Global Corporation, the Committee increased Mr. Gitlin's total target compensation opportunity to $11 million. This included an increase in base salary to $1.2 million, a target bonus opportunity increase to 150% of base salary, and a Long-Term Incentive target award increase to $8 million*. The Committee believes this target compensation opportunity, while still in the lower quartile for comparable positions at Compensation Peer Group companies, is appropriate given Mr. Gitlin's increased responsibility as a new public company President and CEO.

Other NEOs

Also as part of this review, and upon the appointments of Mr. Nelson and Mr. Appel as segment presidents of HVAC and, Refrigeration, respectively, for the newly independent Carrier, the committee increased the base salary and target bonus opportunities for them to reflect their expanded roles and responsibilities, and to ensure market competitive total compensation. Mr. Goris and Mr. O'Connor were recruited to the Company to lead their respective functions, based on more than 25 years, each, of relevant leadership, functional and business experience. Mr. Goris' recruitment and hire followed the announcement of Mr. McLevish's retirement from the Company planned for February 2021. Base salary and target bonus changes and 2020 pay impacts are noted in the 2020 CEO and NEO Actual Compensation section.

All base salary increases for the CEO and NEOs were deferred until November 1, 2020 as part of the Company's compensation actions in response to the COVID-19 pandemic, at which time they were implemented with effect from November 1, 2020.

Founder's Grants[2]

Following Separation, given the significant period of change for the Company, the need to focus on long-term growth and performance of the company, and to ensure clear alignment of executive compensation with shareowner interests, the Committee, with advice from the Committee's Independent Compensation Consultant, approved a one-time equity grant to select executives, including the CEO and NEOs active at the time of the grant, in connection with the Separation. The design of this program was based on benchmarking and an analysis of other recently separated and newly independent companies.

NEOs active at the time of the grant received a combination of SARs and PSUs which vest after three years from the date of the grant. Commensurate with their scope of roles and external benchmarking, Mr. Gitlin received a Founder's Grant in the amount of $3 million; Messrs. Appel, McLevish and Nelson each received a grant in the amount of $1.5 million; Mr. O'Connor received a grant in the amount of $1 million. PSU vesting is earned based on Carrier's three-year Total Shareholder Return (TSR) relative to a subset of industrial companies in the S&P 500 index measured from May 2020 to May 2023. Payout opportunities under the Founder's Grant are based on significant Company performance during the period, including target payouts for performance at the 60th percentile of peer group companies, and maximum payout for performance in the top 15% of peer group companies. Payouts are capped at a maximum of 100% if TSR is negative during the performance period, regardless of relative performance.

1   Mr. Gitlin originally received a $5 million annual grant in February 2020, approved by UTC and commensurate with his role as a Segment President for UTC. Following the Separation, in May 2020, the Carrier Compensation Committee, in conjunction with the Independent Compensation Consultant, approved a $3 million grant to align Mr. Gitlin to his new annual LTI target of $8 million, in recognition of his increase in scope and responsibility as President and CEO of the newly independent Carrier Global Corporation.

2   These values differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. For accounting and proxy purposes, the value of SARs reflects the grant date fair value based on a binominal lattice model, and the grant date fair value of the PSUs are based on a Monte Carlo simulation we use to value the awards that considers award performance metrics, maximum and target payouts among other factors.

RELATIVE TSR PERCENTILE (S&P 500 SUBSET OF INDUSTRIAL COMPANIES)	PSU PAYOUT PERCENTAGE
≥85th	Maximum – 200%
60th	**Target – 100%**
35th	Minimum – 25%
<35th	0%

Executive Compensation Setting at Carrier

The Committee works in close partnership with the Independent Compensation Consultant and management to establish and administer the Company's executive compensation programs through the annual compensation review cycle, with compensation decisions underpinned by appropriate review of external market data and peer group companies, as described in detail below.

Roles and Responsibilities

Compensation Committee
- Sets financial, strategic and operational goals and objectives for the Company, the business units and the CEO as they relate to the annual and long-term incentive programs.
- Assesses Company, business unit and NEO performance relative to the pre-established goals and objectives set for the year.
- Approves CEO pay adjustments based on its assessment of CEO performance and market data.
- Reviews the CEO's recommendations for pay changes for ELT members and executive officers, and makes adjustments as appropriate.
- Evaluates the competitiveness of the compensation packages for the CEO, ELT members and executive officers.
- Approves all executive compensation program design changes, including incentive plans, severance, change in control, stock ownership requirements, perquisites and supplemental benefit arrangements.
- Reviews risk assessments of Carrier's compensation plans, policies and practices.
- Considers shareowner input regarding executive compensation decisions and policies.
- All decisions are subject to review by the other independent directors.

Independent Compensation Consultant
- Provides advice and guidance to the Compensation Committee concerning our compensation levels and our compensation programs.
- Reports directly to the Compensation Committee.

CEO and Management
- Consider the performance of each ELT member/executive officer, his or her business unit and/or function, market benchmarks, internal equity and retention risk when determining pay recommendations.
- Present the Committee with recommendations for each principal element of compensation for NEOs, ELT members and executive officers.
- Do not have any role in the Committee's determination of CEO compensation.
- In consultation with the Independent Compensation Consultant, provide insight on program design and compensation market data to assist the Committee with its decisions.

Independent Compensation Consultant

In anticipation of the Separation, Pearl Meyer & Partners ("Pearl Meyer") was retained by the UTC Compensation Committee to serve as the initial compensation consultant to the Committee commencing on the Separation. After the Separation, the Committee reviewed and determined to retain Pearl Meyer to serve as its independent compensation consultant for 2020. Although Pearl Meyer may make recommendations on the form and amount of compensation, the Committee makes all decisions regarding the compensation of the CEO, NEOs, other ELT members, and executive officers.

During 2020, Pearl Meyer advised the Committee on a variety of subjects, including compensation plan design and trends, pay-for-performance analytics, benchmarking data and related matters. Pearl Meyer reports directly to the Committee, participates in meetings as requested, and communicates with the Committee Chair between meetings, as necessary. A Pearl Meyer representative attended each of the four Committee meetings in 2020.

The Committee has reviewed Pearl Meyer's qualifications, independence and any potential conflicts of interest. Pearl Meyer does not perform other services for or receive other fees from Carrier. The Committee therefore determined that Pearl Meyer qualified as an independent consultant. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, terminate the engagement, and hire a replacement or additional consultant at any time.

Compensation Setting Cycle

The Board and Committee generally follow an annual compensation cycle with respect to each new fiscal year as described below. The independent directors of the Board make all final compensation decisions for the CEO, based on the recommendation of the Committee, and the Committee reviews and approves compensation for NEOs, ELT members and other executive officers. Additionally, the Committee approves incentive plan designs, including establishing performance measures, weightings and targets for bonus compensation and PSUs, setting target compensation values, granting equity awards and determining payouts, as well as determining the types and levels of benefits.



Approve
January-March
- Review CEO performance
- Set target compensation for CEO and executive officers
- Approve annual bonus payouts and long-term incentive grants

Review
April-June
- Evaluate Peer group
- Conduct competitive market review

Engage
July-September
- Consider compensation program changes
- Review trends and developments related to compensation governance

Evaluate
October-December
- Determine compensation program design changes
- Establish performance measures and targets and individual performance objectives

Peer Benchmarking and Compensation Peer Group

How We Use Peer Group Data

In reviewing competitive compensation levels for 2020 after the Separation, the Committee considered the Compensation Peer Group ("CPG") data for the CEO and other NEOs. The Committee compared the executive compensation program to those at the 18 companies that make up the CPG, which was chosen by the UTC Compensation Committee prior to the Separation. As a result of this comparison, the Committee made certain adjustments to 2020 compensation levels for NEOs as described above under "2020 CEO and NEO Compensation Changes". To maintain a sufficiently competitive executive compensation program, the Committee believes the target value of each principal element of compensation should approximate the market median of the companies which Carrier views as competitors for executive talent. The Committee will annually evaluate each compensation element relative to the market for each ELT member's role and adjust as necessary. However, individual compensation may vary from market median benchmarks based on the Committee's assessment of other factors that it determines to be relevant, including business unit/function and individual performance, job scope, retention risk, internal pay equity and experience in role.

How the Compensation Peer Group is Constructed

The Compensation Committee of UTC approved a 2020 CPG for Carrier before the separation. These companies were selected based on the following criteria: similarity to Carrier in size, geographic footprint and operational complexity, considering factors such as revenue, market capitalization, global scope of operations, manufacturing footprint and research and development activities. The 2020 CPG was used solely for the purpose of benchmarking executive compensation.

2020 Compensation Peer Group

- 3M Company
- Cummins Inc.
- Danaher Corporation
- Dover Corporation, Inc.
- Eaton Corporation
- Emerson Electric Co.

- Fortive Corporation
- Honeywell International Inc.
- Illinois Tool Works Inc.
- Ingersoll-Rand
- Johnson Controls International Inc.
- Lear Corporation

- Parker Hannifin Corporation
- Rockwell Automation, Inc.
- Stanley Black & Decker, Inc.
- TE Connectivity
- Western Digital Corporation
- Whirlpool Corporation

2020 Compensation Peer Group Data[1]



	CARRIER	PERCENTILE			RANKING
Revenue ($M)	$18,173	62nd Percentile $12,527 / $16,619 / $19,429 25th Percentile / 50th Percentile / 75th Percentile			**12** of 19
Market Capitalization ($M)	$32,691	46th Percentile $20,241 / $33,670 / $48,106 25th Percentile / 50th Percentile / 75th Percentile			**9** of 19

1. Revenues are stated in millions for the latest four quarters disclosed as of January 22, 2021. Market capitalization stated in millions as of December 31, 2020.

In June 2020, the Committee approved a revised CPG made up of 16 companies, as shown in the following table. Companies added to the CPG compete with Carrier for executive talent and are similar to Carrier in industry, business model, revenue and/or market capitalization. Companies removed from the CPG generally were removed due to mergers and acquisitions activity, and/or business, revenue and/or market capitalization disparity. The revised CPG was used for purposes of benchmarking compensation for the 2021 programs.

2020 Revised Compensation Peer Group

- 3M Company
- Cummins Inc.
- Dover Corporation, Inc.
- Eaton Corporation
- Emerson Electric Co.
- Fortive Corporation

- Honeywell International Inc.
- Illinois Tool Works Inc.
- Johnson Controls International Inc.
- Otis Worldwide Corporation
- Parker Hannifin Corporation

- Stanley Black & Decker, Inc.
- Rockwell Automation, Inc.
- TE Connectivity
- Trane Technologies
- Whirlpool Corporation

2020 Compensation Overview

Carrier's compensation programs are designed to reward strong financial performance that is aligned with long-term, sustainable shareowner value. The largest portion of compensation for the CEO and NEOs is "at-risk" compensation — both annual bonus awards and LTI awards that are contingent on Company performance relative to key financial metrics and/or multi-year time-based vesting requirements.

In accordance with the principle of aligning pay with performance, the Carrier Board, at the Committee's recommendation, approved an annualized total target direct compensation package for the CEO, of which 89% is 'at risk'. In addition, in 2020, approximately 80% of total target direct compensation for other NEOs (on average, excluding Mr. McLevish) was 'at risk'. Under the annual bonus and LTI plans, compensation is considered to be 'at risk' because it is performance-based (payouts depend on achievement relative to pre-established performance goals), subject to time-based vesting requirements (equity awards subject to forfeiture if vesting requirements are not met and the risk of a potential decrease in the Company stock price), and/or is subject to restrictive covenants and clawback provisions.

The following table summarizes the principal components of the 2020 executive compensation program. These elements are intended to promote and reward financial performance through a variety of performance metrics and time horizons.

ELEMENT	FORM OF AWARD[1]	PROGRAM COMPONENTS	PERIOD	2020 TOTAL TARGET DIRECT COMPENSATION MIX			
				CEO	OTHER NEOS[2,3]		
BASE SALARY	Cash	Fixed compensation component payable in cash	One year	11%	20%		
ANNUAL BONUS	Cash	Variable compensation component payable in cash based on performance against annually established goals and assessment of individual and business unit performance	One year	16%	18%	At-Risk Pay	Performance Based
LONG-TERM INCENTIVE (LTI)	SARs (50%)	Drive long-term share price appreciation; align the interests of executives with shareholders; serve to retain executive talent	Vest after three years	73%	62%		
	RSUs (50%)	Realized value based on our stock price performance	Vest after three years				

1   The Compensation Committee of UTC did not grant Performance stock Units (PSUs) to Carrier executives in early 2020 given the difficulty of establishing long-term performance goals in the face of the Separation. As, a result, 2020 LTI awards to Carrier executives (granted in February 2020) consisted of SARs (50%) and RSUs (50%). 2021 annual equity grants included a mix of SARs (50%) and PSUs (50%) to ensure alignment with the goal of achieving long-term, sustainable growth and further linking interests of executives with shareowners.

2   For the calculations above, total target direct compensation for fiscal year 2020 includes annual base salary, the target value of annual bonus compensation and the target value of annual cycle awards of long-term equity-based incentive compensation; but does not include the target value of other special, one-time grants such as sign-on, retention, or Founder's Grants.

3   Data for Mr. McLevish was excluded from the compensation mix calculations in order to reflect only one CFO; Mr. McLevish's at risk pay comprised 86% of his total target direct compensation.

2020 CEO and NEO Actual Compensation

The compensation program for the CEO and NEOs, and other executives, primarily consists of base salary, annual bonus and long-term incentive compensation.

The overall objective of the compensation program is to encourage and reward the creation of sustainable, long-term shareowner value. The current elements of the executive compensation program directly align the interests of the executives and shareowners, are competitive, motivate achievement of short- and long-term financial goals and strategic objectives and align realized pay with performance.

2020 CEO and NEO Compensation Changes

As previously mentioned, following the Separation, in April 2020, the Committee, along with its Independent Compensation Consultant, reviewed competitive market data and established compensation opportunities (base salary, annual bonus and long-term incentive targets) based on the following factors: expanded role scope and breadth of the CEO's and NEOs responsibilities, strategic importance of the position, competitive market data, and a desire to ensure long-term retention.

As part of this review, and upon his appointment as President and CEO of the newly independent Carrier Global Corporation, the Committee increased Mr. Gitlin's total target compensation opportunity to $11 million. This included an increase in base salary to $12 million, a target bonus opportunity increase to 150% of base salary, and a Long-Term Incentive target award increase to $8 million.

2020 Base Salary

To attract and retain talented and qualified executives, we provide competitive base salaries, which we target at the market median. The Committee reviews the CEO's recommendations for base salary adjustments for the ELT and other executive officers relative to market data for similar roles. The Committee has discretion to modify or approve the CEO's recommendations, and the CEO has no involvement in the Committee's determination of his own compensation. Actual salaries may vary from market median based on factors such as job scope and responsibilities, experience in role, tenure, individual performance, retention risk and internal pay equity.

As part of company-wide cost control measures related to the COVID-19 pandemic and the related economic downturn, the base salaries of the CEO and NEOs were reduced by 15% between May 1, 2020 and October 31, 2020. The Committee decided to end the temporary salary reductions with effect from November 1, 2020, as it became apparent that the Company was maintaining stronger than expected performance. In addition, planned 2020 annual base salary increases for NEOs were delayed until November 1, 2020.

The table below shows the fiscal year 2020 base salary for each NEO.

NEO	APRIL 3, 2020 BASE SALARY[1]	MAY 1, 2020 TEMPORARY BASE SALARY % REDUCTION	NOVEMBER 1, 2020 BASE SALARY[2]
David Gitlin	$1,000,000	(15%)	**$1,200,000**
Patrick Goris[3]	–	–	**$700,000**
Kevin J. O'Connor[3]	$650,000	(15%)	**$650,000**
David Appel	$546,000	(15%)	**$600,000**
Christopher Nelson	$600,000	(15%)	**$650,000**
Timothy McLevish[3]	$800,000	(15%)	**$800,000**

1   Base salary at time of the Separation.

2   Base salary following reinstatement of base salary reductions and implementation of deferred and approved 2020 increases, with effect from November 1, 2020.

3   Mr. Goris' hire date was November 16th, 2020; Mr. O'Connor was not eligible for a 2020 merit increase due to his hire date of January 2, 2020 Mr. McLevish was not eligible for a 2020 merit increase due to his planned retirement in February 2021.

2020 Annual Bonus

Annual Bonus Objectives

The Committee believes its methodology for determining annual bonus awards accomplishes the following objectives:

- Establishes challenging but achievable performance goals that are consistent with the Committee's assessment of opportunities and risks for the upcoming year, as communicated to investors.
- Sets annual bonus targets for executives that are market competitive.
- Allows the Committee to make discretionary adjustments if it determines that measured performance does not fully align with its assessment of overall performance.

Annual Bonus Targets

The Committee approves annual bonus targets based on relevant market data for each NEO's role. Annual bonus targets are expressed as a percentage of base salary and generally approximate the peer group median. The 2020 annual bonus targets for each NEO are shown below. The Committee elected to increase the target award percentage for each of Messrs. Gitlin, Appel, and Nelson in 2020 based on market analysis and input from its independent compensation consultant to ensure appropriate external alignment based on the scope of their respective positions.

NEO	PRE-SEPARATION	POST-SEPARATION	2020 BLENDED
David Gitlin	125%	150%	**143.75%**
Patrick Goris	Not eligible for 2020 bonus		
Kevin J. O'Connor	80%	80%	**80%**
David Appel	60%	90%	**82.5%**
Christopher Nelson	80%	90%	**87.5%**
Timothy McLevish	100%	100%	**100%**

Background on Financial Performance Metrics and Goals*

	ADJUSTED OPERATING PROFIT	FREE CASH FLOW
How are performance metrics defined for annual bonus purposes?	Carrier's adjusted operating profit at constant currency represents operating profit (a GAAP measure), excluding restructuring costs and other significant items of a non-recurring and/or non-operational nature at a fixed foreign currency translation rate.	Carrier's free cash flow (FCF), represents net cash flows provided by operating activities (a GAAP measure) less capital expenditures.
Why did the Committee select these metrics?	While this metric was initially adopted by the UTC Compensation Committee, the Carrier Committee believes that adjusted operating profit at Constant Currency is an appropriate Carrier-wide operating earnings goal because it measures the performance of Carrier's core operations and excludes non-recurring and/or non-operational items and the impact of foreign currency translation.	While this metric was initially adopted by the UTC Compensation Committee, the Committee believes that FCF performance is a relevant measure of the ability to generate cash to fund operations and key business investments.
Why does the Company use non-GAAP financial performance goals for annual bonus purposes?	The Committee believes annual bonuses should not be positively or negatively impacted by short-term decisions made in the best interest of Carrier's long-term business strategies. Using non-GAAP performance measures encourages decision-making that considers long-term value creation that does not conflict with annual bonus metrics. Adjustments for restructuring; non-recurring and other significant, non-operational items; and acquisitions and divestures provide a more relevant assessment of business performance and aligns compensation opportunities with the non-GAAP financial expectations we communicate to investors.	

	ADJUSTED OPERATING PROFIT	FREE CASH FLOW
How did the UTC Compensation Committee set performance goals in Q1?	An adjusted operating profit at constant currency goal was set to align with the performance expectations communicated to investors for the year. The original goal set by the UTC Compensation Committee was adjusted post-Separation.	The Carrier FCF goal was set to align with the performance expectations communicated to investors for the year. The original goal set by the UTC Compensation Committee was adjusted post-Separation.
How did the Carrier Compensation Committee set performance goals in the Stub Period (Q2-Q4)?	At the time of the Separation, it was expected that the COVID-19 pandemic would have a dramatic impact on the Company's 2020 financial results. Accordingly, in order to reflect the anticipated impact of COVID-19 pandemic on the Company, the Committee bifurcated 2020 into two separate performance periods, with one comprised of the first quarter of 2020, for which the pre-spin performance goals established by UTC applied, and one comprised of the remaining three quarters of 2020 (the "Stub Period"), for which the modified performance goals approved by the Committee post-Separation applied. Additionally, in light of the reset plan, the Committee reduced the maximum payout opportunity for the Stub Period by 50%, from 200% to 150%.	
What goals applied for 2020?	Original plan (locked at a fixed currency translation rate) approved by UTC: $2,713M Q1: $473M; Stub Period (Q2 – Q4): $2,240M Revised Q2 – Q4: $1,415M	Original plan approved by UTC: $1,307M Q1: ($218M) Stub Period Q2 – Q4: $1,525M Revised Q2 – Q4: $1,079M

* Performance goals and results are based on non-GAAP financial measures, see Appendix A on page 74 for more details.

As previously mentioned, the calculated payout for 2020 bonus awards was 127.5% against the original 2020 financial targets and reweighted metrics, and 141.5% against the revised plan design and revised financial metrics due to COVID-19 pandemic. The Committee used its discretion to reduce the final payout percentage and ultimately approved a Company Performance Factor of 120% of target, as it desired to reward management for producing results that were significantly ahead of plan and guidance for the Stub Period, while at the same time recognizing that the Company's overall 2020 performance had been negatively impacted by the effects of the COVID-19 pandemic.

Annual Bonus Pool Determination

The funding pool for the Bonus Plan is calculated by first multiplying each executive's annual bonus target value (base salary x annual bonus target) by the applicable Company performance factor approved by the Committee. These amounts are then aggregated to determine the total funding pool from which the annual bonus for eligible executives will be paid.

Annual Bonus Individual Performance Factor

NEOs begin the year with individual financial, strategic and operational objectives. Based on the CEO's assessment of each NEO's performance, he may recommend that the Committee make a discretionary adjustment to increase or decrease the annual bonus calculated relative to the executive's individual performance. The Committee considers these recommendations and makes any adjustments it deems appropriate. Mr. Gitlin has no role in the Committee's determination of his own annual bonus.

The final 2020 Company Performance Factor was 120%, which was used to determine the total funded pool from which the annual bonuses were paid. The Committee assigned an individual performance factor of 100% for Mr. Gitlin. The CEO, based on his assessment of individual performance, assigned performance factors for each of the NEOs, of which the average individual performance factor for all NEOs was 101%.

NAME	TARGET BONUS AMOUNT	COMPANY PERFORMANCE FACTOR	INDIVIDUAL PERFORMANCE FACTOR	FINAL 2020 BONUS AWARD (WITH COMPANY AND INDIVIDUAL PERFORMANCE FACTOR APPLIED)
David Gitlin	$1,725,000		100%	$2,070,000
Patrick Goris[1]	—		—	—
Kevin J. O'Connor	$520,000	120%	100%	$624,000
David Appel	$495,000		103%	$611,820
Christopher Nelson	$568,750		108%	$737,100
Timothy McLevish	$800,000		95%	$912,000

1 Mr. Goris was not eligible for 2020 Bonus given his hire date of November 16, 2020.

2020 Annual Long-Term Incentive Awards

The table below shows the fiscal year 2020 long-term incentive awards for each NEO.

NEO	2020 LONG-TERM INCENTIVE AWARD GRANT AS APPROVED BY UTC, PRIOR TO SEPARATION
David Gitlin[1]	$8,000,000
Patrick Goris[2]	—
Kevin J. O'Connor	$1,700,000
David Appel	$703,000
Christopher Nelson	$1,700,000
Timothy McLevish	$3,500,000

1 Mr. Gitlin originally received a $5 million annual grant in February 2020, approved by UTC and commensurate with his role as a Segment President for UTC. Following the Separation, in May 2020, the Committee, in consultation with the Independent Compensation Consultant, approved a $3 million grant to align Mr. Gitlin to his new annual LTI target of $8 million, in recognition of his increase in scope and responsibility as President and CEO of the newly independent Carrier Global Corporation.

2 Mr. Goris was not eligible for 2020 LTI award given his hire date of November 16, 2020.

Other Compensation Elements

Retirement and Deferred Compensation Benefits

In connection with the Separation, Carrier adopted compensation and benefit plans, including deferred compensation, retirement plans and supplemental retirement plans, similar to those that were in effect at UTC before the Separation, except that Carrier did not adopt a defined benefit plan similar to the UTC Pension Plan for non-represented employees.

Below are brief descriptions of each retirement and deferred compensation arrangement that Carrier sponsors for its US employees. See the Pension Benefits and the Nonqualified Deferred Compensation sections on pages 57-58 for more details.

PLAN	DESCRIPTION
Pension Preservation Plan ("PPP")	An unfunded, nonqualified defined benefit plan that provides retirement benefits that were accrued under the UTC Pension Plan to employees hired prior to January 1, 2010. Participants hired by UTC prior to July 1, 2002 accrued benefits using a final average earnings ("FAE") formula until December 31, 2014, at which time they transitioned to a cash balance benefits formula that was already in effect for participants hired on or after July 1, 2002. Under the cash balance formula, participants earned two types of credits — pay credits and interest credits. Effective December 31, 2019, benefit accruals under this plan were frozen, other than with respect to the continued accrual of interest credits.
Carrier Retirement Savings Plan	A tax-qualified defined contribution plan that permits eligible employees to defer up to 50% of their compensation (22% for highly compensated employees) which consists of base salary plus annual bonus. Non-represented employees receive an employer matching contribution equal to 60% of the first 6% of compensation contributed to the plan by the employee. All NEOs are eligible to receive an age-based Company automatic contribution (ranging from 3% to 8% of earnings) to their Carrier Retirement Savings Plan account.
Carrier Represented Employee Pension Plan	A tax-qualified defined benefit pension plan for represented employees that is closed to new entrants. Eligible employees receive a pension benefit using benefit formula based on years of service and multiplier negotiated with their respective union. No NEOS are eligible for this plan.
Carrier Savings Restoration Plan ("SRP")	An unfunded, nonqualified plan that permits eligible employees to defer up to 6% of their compensation to the extent such compensation exceeds the IRC compensation limit applicable to the qualified Carrier Retirement Savings Plan. The plan also provides employer matching contributions at the same rate that would have been provided in the Carrier Retirement Savings Plan, if not for the IRC compensation limits.
Carrier Company Automatic Contribution Excess Plan ("CACEP")	An unfunded, nonqualified plan providing the age-based Company automatic contributions eligible employees would have received under the Carrier Retirement Savings Plan, if not for IRC compensation and contribution limits. The plan also provides missed matching contributions for employees whose contributions to the Carrier Retirement Savings Plan are limited by the IRC contribution limits.
Carrier Deferred Compensation Plan ("DCP")	An unfunded, nonqualified plan that allows eligible employees to defer up to 50% of base salary and up to 70% of annual bonus compensation. To the extent that the amounts deferred would have been matched if made under the Carrier Retirement Savings Plan or Carrier Savings Restoration Plan, the plan also provides for employer matching contributions at the same rate.
Carrier LTIP PSU Deferral Plan	An unfunded, nonqualified plan that allows eligible employees to defer between 10% and 100% of their vested PSU awards. Upon vesting, the deferred portion of each PSU award is converted into deferred stock units that accrue dividend equivalents.

Perquisites and Other Benefits

We provide the CEO and NEOs with the following benefits, which the Committee believes contribute to attraction and retention.

PERQUISITE/BENEFITS[*]	DESCRIPTION
Life Insurance	NEOs are eligible to participate in the same life insurance program offered to other employees. As part of the Legacy UTC Compensation Arrangements discussed below, Mr. Gitlin also has company-funded life insurance coverage up to three times his base salary at age 62 (projected or actual) (the "CEO Life Insurance Policy").
Long-Term Disability	NEOs are eligible to participate in the same company-funded long-term disability program as other employees, with a basic annual benefit upon disability that is equal to 60% of base salary, and certain buy-up options. Messrs. Gitlin, O'Connor, Appel, and Nelson are also eligible for a grandfathered benefit equal to 80% of base salary plus target bonus compensation that was inherited from UTC.
Executive Physical	NEOs are eligible for a comprehensive annual executive physical.
Executive Leased Vehicle	NEOs receive an annual allowance toward the cost of a leased vehicle. The value of the allowance varies by NEO. Lease payments above the annual allowance are paid directly by the executive.
Financial Planning	NEOs are eligible to receive an annual financial planning benefit.
Personal Aircraft Usage	The CEO is allowed personal use of the Corporate aircraft for up to 50 hours per year. The Committee believes this optimizes the efficient use of the CEO's time. The CEO can approve personal use of Corporate aircraft for directors, including the Executive Chairman, and other employees. During the critical period immediately following the Separation when commercial air travel was curtailed and/or compromised as a result of COVID-19 pandemic and Company travel restrictions imposed due to health and safety concerns, the CEO authorized limited use of the Corporate aircraft for employees that were in the process of relocating and needed to travel to Company headquarters for business reasons. The Company worked with its outside tax and legal consultants to ensure that all travel on the corporate aircraft during that time was appropriately classified and reported as imputed income.

* See footnote (5) to the Summary Compensation Table on page 51 for more details on these perquisites/benefits.

Employment Agreements, Severance and Change in Control Arrangements

Carrier has no employment agreements with any of the NEOs. We also do not have any agreements that would provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any NEOs in the event of a change in control of the Company.

Offer Letter to Patrick Goris, Retirement of Timothy Mclevish

Carrier extended an offer letter to Mr. Goris, Senior Vice President and Chief Financial Officer of Carrier, in connection with his commencement of employment on November 16, 2020. The offer letter provides for an annual compensation package consisting of a base salary of $700,000, a target bonus compensation award of 100% of base salary and a target 2021 annual equity award opportunity of $26 million. In addition, the offer letter provides for a sign-on equity award valued at $4 million, in the form of 50% RSUs and 50% SARs, which vests one third per year for three years from the award date, and a cash sign-on award of $1 million to offset compensation forfeited from his former employer as a result of joining carrier. Mr. Goris also received standard relocation benefits in connection with his relocation to Palm Beach Gardens, Florida.

Mr. McLevish maintained his base Salary through his retirement date, and his annual bonus target and eligibility through the end of 2020.

Legacy UTC Compensation Arrangements

ELG Program Sunset

UTC utilized an "Executive Leadership Group" ("ELG") program to identify and compensate its most senior executives. As part of the program, ELG members received certain supplemental benefits, including enhanced life and disability insurance benefits, as well as a one-time RSU award upon appointment into the program. The one-time RSU award vests in cases of mutually agreeable separation after three years of ELG service or following a change in control. For purposes of this award, a mutually agreeable separation is deemed to have occurred if: (i) the ELG member's position has been eliminated or diminished by a divestiture, restructuring, shift in priorities or similar event; (ii) the ELG member retires between age 62 and 65 with the Company's consent; or (iii) the ELG member retires at age 65 or older.

In 2013 and 2015 respectively, Messrs. Gitlin and Nelson were designated as ELG members, and received the one-time RSU award upon their appointment into the program. Following his hire, and prior to the Separation, Mr. O'Connor was also designated by UTC as an ELG member and was granted the one-time RSU award on January 2, 2020.

The Carrier Compensation Committee has decided to sunset the ELG program for Carrier moving forward and close the program to new entrants, beginning in 2021. However these legacy ELG members retain their one-time RSU awards in Carrier equity which will be paid in the event of their separation from service, subject to the vesting provisions described above and contingent upon the ELG members agreeing to the following post-employment covenants for the protection of the Company: (i) non-competition; (ii) employee non-solicitation; (iii) non-disparagement; (iv) protection of confidential, sensitive and proprietary information; and (v) post-termination cooperation.

Retention Award for David Appel

Prior to the Separation, UTC approved a retention award denominated in UTC RSUs with a grant date fair value of $1 million for Mr. Appel. The grant was subsequently awarded by the Company following the Separation, on June 1, 2020. The award vests three years from the date of the grant subject to Mr. Appel's continued service with the Company, except in the event of his retirement on or after June 1, 2022, and includes standard post-employment restrictive covenants and separation treatment (as outlined below).

Post-Employment Restrictive Covenants

To discourage ELT members (which includes each of the NEOs) from engaging in activities after termination or retirement that are detrimental to Carrier, such as disclosing proprietary information, soliciting Carrier employees or engaging in competitive activities, the LTI Plan includes clawback provisions that would allow Carrier to claw back LTI awards paid during the three-year period preceding termination or retirement.

Clawback Provisions

Carrier's LTI and Bonus Plans both provide for the clawback, recoupment and/or recovery of awards under certain circumstances. Under the Bonus Plan, Carrier can claw back bonuses if a performance goal is recalculated as a result of the executive's negligence or misconduct, and the corrected performance goal would have (or likely would have) resulted in a reduced bonus. Under the LTI Plan, Carrier has the authority to cancel awards, including vested awards, and to recoup any gains realized by participants from previous long-term incentive awards if a participant is terminated for cause. Carrier may also claw back long-term incentive awards if the participant violates post-employment competition, solicitation, or non-disparagement covenants, or if it is discovered within three years that the participant could have been terminated for cause.

Change in Control Severance Plan

Carrier adopted the Carrier Global Corporation Change in Control Severance Plan ("Change in Control Severance Plan") which became effective on April 3, 2020. The eligible participants under the Change in Control Severance Plan include the NEOs of Carrier.

Under the Change in Control Severance Plan, a "change in control" generally means the occurrence of any of the following events:

- Any person becomes the beneficial owner of 20% or more of the combined voting power of Carrier's outstanding common stock;
- Incumbent directors no longer constitute a majority of the Board;
- A merger or similar event where Carrier shareowners own less than 50% of the voting shares of the new organization; or
- Shareowners approve a plan of complete liquidation or dissolution of Carrier.

Pursuant to the Change in Control Severance Plan, any Carrier NEO who is terminated without cause or resigns for good reason on, or within the two years following, a change in control (as defined in the severance plan) of Carrier, would be entitled to receive (subject to the NEO's execution of a release of claims in favor of Carrier and agreement to a one-year post-termination noncompetition covenant and a two-year post-termination non-solicitation covenant):

- a lump sum cash severance payment equal to three times (for the Chief Executive Officer) or two times (for the other NEOs) the sum of (a) the officer's annual base salary and (b) the officer's target annual bonus;
- a prorated target annual bonus for the year of termination (reduced by any annual bonus payment to which the NEO is entitled for the same period of service);
- up to 12 months of healthcare benefit coverage continuation at no premium cost to the officer;
- outplacement services for 12 months; and
- continued financial planning services for 12 months.

The Change in Control Severance Plan provides that, in the event that the payments and benefits to a NEO in connection with a change in control of Carrier, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the IRC, then the officer will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the NEO.

Other Compensation Policies and Practices

Executive Share Ownership Requirements

To further align leadership and shareowner interests, certain executive are expected to maintain ownership of Company stock equal to the following applicable market value

Share Ownership (as a multiple of base salary):

6x base salary for CEO	**4x** base salary for CFO	**3x**[1] base salary for ELG members

[1] With the sunset of the ELG Program in 2021, the Carrier Compensation Committee approved share ownership requirements to be defined based on position, as a multiple of the incumbent's base salary, as follows: CEO – 6x; CFO and Segment Presidents (HVAC, Refrigeration, and Fire & Security) – 4x; SVP & Chief Legal Officer and SVP & Chief Human Resources Officer – 3x.

What counts: Shares owned outright or jointly by the executive, RSUs, and DSUs.

What does not count: Stock options, SARs, and PSUs.

The requisite share ownership level must be achieved within five years after the ownership requirement first applies to the applicable individual. As of December 31, 2020, covered executive officers met or were on track to meet the applicable share ownership requirements within the applicable timeframe.

If the Chief Executive Officer, Chief Financial Officer or other covered executives do not meet the ownership requirement after this five-year period, then the applicable individual is not permitted to sell shares of Carrier until achieving the required ownership level.

Succession Planning

On an annual basis, the President & CEO and the Senior Vice President & Chief Human Resources Officer provide the Board with information about the succession planning for key senior leadership roles, including the CEO. Succession plans include a readiness assessment, biographical information and future career development plans. The Board's views are incorporated into succession plans which are updated annually based on this feedback. This output is the culmination of a broader, bottoms-up, succession planning review and high potential identification process that Carrier conducts across the organization on an annual basis.

No Short Sales, Pledging or Hedging of Carrier Securities and No Option Repricing

Carrier does not allow its directors, officers or executives to enter into short sales of Carrier common stock. Similarly, directors and executive officers may not pledge or assign an interest in Carrier common stock or other equity interests as collateral for a loan. Additionally, transactions in put options, call options or other derivative securities that have the effect of hedging the value of Carrier securities are also prohibited, whether or not those securities were granted to or held, directly or indirectly, by the director, officer or employee. Carrier's long-term incentive plan prohibits repricing of underwater stock options and stock appreciation rights without shareowner approval.

Tax Deductibility of Incentive Compensation

For 2020, Internal Revenue Code section 162(m) limited Carrier's deduction to $1 million for annual compensation paid to covered employees, as defined in section 162(m).

The Committee also believes that the Company's interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Internal Revenue Code.

Compensation Risk Assessment

In 2020, the Carrier Compensation Committee and management, with the assistance of Pearl Meyer, conducted a review of Carrier's compensation strategies, plans, programs, policies and practices, including executive compensation and sales compensation. The goal of this review was to assess whether any of Carrier's compensation strategies, plans, programs, policies or practices, either individually or in the aggregate, would encourage executives or employees to undertake unnecessary or excess risks that were reasonably likely to have a material adverse impact on Carrier.

The review included compensation strategy & philosophy, annual and long-term incentive design, sales compensation, severance benefits (both absent a change in control of Carrier and following a change in control of Carrier), corporate governance, compensation policies and practices such as clawback provisions, executive stock ownership requirements, and prohibition on short sales, pledging and hedging of Carrier securities. Based on the review, management and the Committee concluded that Carrier's compensation strategies, plans, programs, policies and practices did not pose material risk due to a variety of mitigating factors. These factors included:

Rigorous Share Ownership Requirements	We maintain significant share ownership requirements for our NEOs and directors. These requirements are intended to reduce risk by aligning the economic interests of executives and directors with those of our shareowners. A significant stake in future performance discourages the pursuit of short-term opportunities that can create excessive risk. See page 48 for more information.
Prohibition on Short Sales, Pledging and Hedging of Carrier Securities	We prohibit our directors, officers and employees from entering into transactions involving short sales of our securities. Further, directors and executive officers are prohibited from pledging or assigning an interest in Carrier stock, stock options or other equity interests as collateral for a loan. Transactions in put options, call options or other derivative securities that have the effect of hedging the value of Carrier securities also are prohibited, whether or not those securities were granted to or held, directly or indirectly, by a director, officer or employee.
Clawback Provision in both Annual and Long-Term Incentive Plan and Post-Employment Covenants	We reserve the right to clawback, recoup, and/or recover both annual and long-term incentive and bonus awards from all of our executives in a number of circumstances (see page 47 for more details). These provisions allow Carrier to clawback compensation in a number of circumstances, including post-employment activities detrimental to Carrier, such as disclosing proprietary information, soliciting Carrier employees or engaging in competitive activities.

Report of the Compensation Committee

The Compensation Committee establishes and oversees the design and function of Carrier's executive compensation program. We have reviewed and discussed the foregoing Compensation Discussion and Analysis with the management of the Company and have recommended to the Board that the Compensation Discussion and Analysis be included in Carrier's Proxy Statement for the 2021 Annual Meeting.

Compensation Committee
John J. Greisch, *Chair*
Jean-Pierre Garnier
Charles M. Holley, Jr.
Michael A. Todman

Compensation Tables

Summary Compensation Table

NAME AND POSITION	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	OPTION AWARDS ($)[3]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)[4]	ALL OTHER COMPENSATION ($)[5]	TOTAL ($)
David Gitlin President & Chief Executive Officer	2020	958,333	2,070,000	5,803,499	5,194,412	302,617	1,112,090	15,440,951
	2019	966,667	1,200,000	2,150,799	2,066,540	969,211	386,063	7,739,280
	2018	900,000	1,300,000	2,950,834	1,051,810	—	239,548	6,442,192
Patrick Goris[6] Senior Vice President & Chief Financial Officer	2020	87,500	1,000,000	2,000,132	2,000,926	—	41,053	5,129,611
Kevin J. O'Connor[7] Senior Vice President & Chief Legal Officer	2020	598,788	624,000	3,418,839	2,237,347	—	544,832	7,423,806
David Appel President, Refrigeration	2020	514,050	611,820	2,202,320	1,064,780	289,619	156,578	4,839,167
Christopher Nelson President, HVAC	2020	563,333	737,100	1,730,133	1,491,206	84,192	162,235	4,768,199
	2019	593,750	350,000	2,346,684	2,202,364	205,153	98,531	5,796,482
Timothy McLevish[8] Special Advisor to the President & Chief Executive Officer	2020	740,000	912,000	2,594,040	2,255,024	—	159,353	6,660,417
	2019	203,030	165,000	1,000,080	2,793,945	—	18,275	4,180,330

1   **Bonus.** Fiscal 2020 cash bonuses provided under Carrier's Executive Annual Bonus Plan, 2019 and 2018 were provided under UTC's Executive Annual Incentive Plan. Payments are primarily based on the achievement of pre-established goals. However, the Carrier Compensation Committee retains, and the UTC compensation committee retained, discretion to adjust annual bonus amounts based on its assessment of overall performance. Consequently, annual bonuses are reported in the Bonus column rather than in the Non-Equity Incentive Plan Compensation column. For Mr. Goris, the amount shown includes a cash sign-on bonus of $1,000,000 paid in the fourth quarter of 2020 to offset compensation forfeited from his former employer.

2   **Stock Awards.** Grant date fair value of the PSUs portion of the Founder's Grant and RSUs granted during 2020, calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The grant date fair values shown for PSU awards ("Founder's Grant) granted in 2020 to our named executive officers assume target-level performance. If the PSU awards ("Founder's Grant) are valued at two times the target number of shares (the maximum potential payout), then for fiscal 2020 the stock award amount would increase by $1,685,910, $562,031, $842,955, $842,955 and $842,955 for Messrs. Gitlin, O'Connor, Appel, Nelson and McLevish, respectively. For additional information on awards made in fiscal 2020, see the Grants of Plan-Based Awards Table and Outstanding Equity Awards Table. The assumptions made in calculating the fair value of the RSUs granted on February 4, 2020 are set forth in Note 21: Stock-Based Compensation, to the Consolidated Statement to Raytheon Technologies Corporation's 2020 Form 10-K and the assumptions for the PSUs granted on May 14, 2020 are set forth in Note 14: Stock-Based Compensation, to the Consolidated Financial Statements to Carrier's 2020 Annual Report on Form 10-K. Additionally, amounts shown include the incremental fair value resulting from the conversion of UTC PSUs into Carrier RSUs for the NEOs who held UTC PSUs. Pursuant to accounting guidance under FASB ASC Topic 718, the conversion resulted in a grant modification that caused incremental fair value determined by comparing the aggregate fair value of the outstanding awards immediately before and after the modification. The following table separates the grant date fair value of RSUs granted during 2020 and the incremental fair value attributable to the conversion of stock awards at Separation, both calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures.

NAME	Grant Date Fair Value of Stock Awards (RSUs) Granted in February 2020 ($)	Incremental Fair Value of Pre-2020 PSU Awards at Separation ($)
D. Gitlin	2,509,200	77,514
P. Goris	—	—
K. O'Connor	856,800	—
D. Appel	350,370	8,984
C. Nelson	856,800	30,378
T. McLevish	1,751,085	--

3   **Option Awards.** Grant date fair value of SARs granted during 2020, calculated in accordance with FASB ASC Topic 718, but excluding the effect of estimated forfeitures. The assumptions made in calculating the fair value of the SARs granted by UTC prior to the Separation on February 4, 2020 are set forth in Note 21: Stock-Based Compensation to the Consolidated Financial Statements set forth in the 2020 Annual Report on Form 10-K of Raytheon Technologies Corporation. The assumptions made in the valuation of the SARs granted by Carrier are set forth in Note 14: Stock-Based Compensation to the Consolidated Financial Statements set forth in Carrier's 2020 Annual Report on Form 10-K.

4   **Change in Pension Value and Nonqualified Deferred Compensation Earnings.** The amounts in this column reflect the change, if any, in the year-over-year actuarial present value of each NEO's accrued benefit under Carrier's Pension Preservation Plan. Actuarial value computations are based on the assumptions disclosed in the Pension Benefits table. For Messrs. Gitlin, Appel, and Nelson, the increase in the Carrier PPP benefit is attributable to the decrease in the discount rate used to value Carrier's PPP benefits, which decreased from 3.27% to 2.25% in 2020. Carrier's DCP does not provide above-market rates of return.

5   **All Other Compensation.** The 2020 amounts in this column consist of the following items:

NAME	PERSONAL USE OF CORPORATE AIRCRAFT ($)[a]	LEASED VEHICLE ($)[b]	INSURANCE PREMIUMS ($)[c]	COMPANY CONTRIBUTIONS TO 401(K) PLANS ($)[d]	COMPANY CONTRIBUTIONS TO NON-QUALIFIED RETIREMENT PLANS ($)[e]	RELOCATION BENEFITS ($)[f]	FINANCIAL PLANNING ($)[g]	TAX PREPARATION/ REIMBURSEMENT PAYMENTS ($)[h]	HEALTH BENEFITS ($)[i]	MISCELLA-NEOUS ($)[j]	TOTAL ($)
D. Gitlin[j]	73,011	37,085	63,604	27,000	221,567	650,548	16,000	—	18,100	5,175	1,112,090
P. Goris	—	—	—	—	—	37,669	1,885	—	1,499	—	41,053
K. O'Connor	32,060	21,711	—	25,935	17,258	414,398	15,606	—	17,864	—	544,832
D. Appel	—	29,652	—	33,060	50,930	—	15,589	12,529	14,818	—	156,578
C. Nelson	—	22,375	—	32,250	73,697	—	16,000	—	17,913	—	162,235
T. McLevish	—	23,382	—	15,675	76,770	9,300	16,000	—	18,226	—	159,353

a   Incremental variable operating costs incurred for personal air travel which includes fuel (calculated on the basis of aircraft-specific average consumption rates and fleet average fuel costs), fleet average landing and handling fees, additional crew lodging and meal allowances, and catering and hourly maintenance contract charges, when applicable. Because fleet-wide aircraft utilization is primarily for business purposes (approximately 80% in 2020), capital and other fixed expenditures are not treated as an incremental cost. Where two or more NEOs traveled for personal reasons on the same flight, the incremental operating costs are proportionately split among the NEOs. The Carrier Board of Directors authorized Mr. Gitlin to use up to 50 hours of personal time on the corporate aircraft of which 23.4 were utilized.

b   Annual costs incurred by Carrier in connection with a leased vehicle provided to the NEO.

c   Premiums paid on behalf of Mr. Gitlin under the CEO Life Insurance Policy inherited from UTC. Under this plan, Carrier pays the premiums on a cash value life insurance contract owned by the CEO. Life insurance benefits equal up to three times the CEO's actual or projected base salary at age 62. Once vested, at age 55, Carrier funds the policy to maintain coverage following retirement.

d   Dollar value of company matching and age-based Company automatic contributions made into the pre-Separation UTC Employee Savings Plan and post-Separation Carrier Retirement Savings Plan.

e   Dollar value of company contributions to the Carrier Savings Restoration Plan ("SRP") and the Carrier Automatic Contribution Excess Plan ("CACEP") inherited from UTC. Under the SRP, participants are credited with a benefit equal to the company matching contribution that the NEO did not receive under the Carrier Employee Savings Plan due to Internal Revenue Code limits. The CACEP provides an additional age-based company automatic contribution for compensation earned over Internal Revenue Code limits. For Mr. McLevish, amount includes a benefit restoration company contribution to the Carrier Deferred Compensation Plan ("DCP") to recognize the reduction in the value of employer matching or other contributions under the Carrier Retirement Savings Plan or the SRP, as a result of the reduction of his compensation pursuant to the DCP.

f   Represents relocation assistance to Palm Beach Gardens, Florida. Costs shown above include closing costs, movement of household goods, temporary living accommodations (if needed while searching for a home), and other standard move costs and incentives commensurate with their levels; and reimbursement for taxes on imputed income associated with the relocation-related benefits provided to Messrs. Gitlin ($75,764), O'Connor ($57,494) and McLevish ($5,661).

g   Costs associated with a financial planning benefit available to NEOs provided by a third party.

h   Costs associated with tax preparation services provided by a third party.

i   Costs incurred by the Company associated with annual executive physicals and broad-based company-covered healthcare benefits. In addition, certain NEOs are eligible for grandfathered long-term disability benefits as part of the Legacy UTC Compensation Arrangements described on page 46; however, because no cost is incurred unless the NEO actually becomes disabled, no amount is reflected in this column.

j   For Mr. Gitlin, this amount includes a credit of opt-out of the Company's basic life insurance and costs to the Company related to Board gifts and spouse travel.

6   Mr. Goris joined Carrier in November 2020. He received a cash sign-on bonus of $1 million paid in the fourth quarter of 2020 and a sign-on equity award with a target grant date value of $4 million on December 1, 2020 to offset compensation forfeited from his former employer.

7   Mr. O'Connor joined Carrier in January 2020. He received a sign-on equity award with a target grant date value of $2 million on January 2, 2020 to offset compensation forfeited from his former employer. He also received a one-time RSU retention grant with a value of $1 million.

8   Mr. McLevish served as Carrier's Senior Vice President & Chief Financial Officer through November 2020. He then transitioned to the role of Special Advisor to the President and Chief Executive Officer. Mr. McLevish maintained his base salary through his retirement date, and his annual bonus target and eligibility through the end of 2020.

Grants of Plan-Based Awards

GRANT DATE[1]	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[2]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[3]	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)[4]	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)[5]	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[6]
	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
D. Gitlin							
2/4/2020	—	—	—	—	544,370	$25.58	2,132,130
2/4/2020	—	—	—	98,106	—	—	2,509,200
4/3/2020[7]	—	—	—	—	—	—	77,514
5/14/2020	23,120	92,480	184,960	—	—	—	1,685,910
5/14/2020[8]	—	—	—	—	661,400	$16.55	3,062,282
5/14/2020[9]	—	—	—	92,500	—	—	1,530,875
P. Goris							
12/1/2020[10]	—	—	—	—	182,900	$37.60	2,000,926
12/1/2020[10]	—	—	—	53,195	—	—	2,000,132
K. O'Connor							
1/2/2020[11]	—	—	—	—	217,150	$25.60	1,000,791
1/2/2020[12]	—	—	—	39,063	—	—	1,000,004
1/2/2020[13]	—	—	—	39,063	—	—	1,000,004
2/4/2020	—	—	—	—	185,445	$25.58	726,330
2/4/2020	—	—	—	33,500	—	—	856,800
5/14/2020	7,708	30,830	61,660	—	—	—	562,031
5/14/2020	—	—	—	—	110,200	$16.55	510,226
D. Appel							
2/4/2020	—	—	—	—	76,570	$25.58	299,904
2/4/2020	—	—	—	13,699	—	—	350,370
4/3/2020[7]	—	—	—	—	—	—	8,984
5/14/2020	11,560	46,240	92,480	—	—	—	842,955
5/14/2020	—	—	—	—	165,200	$16.55	764,876
6/1/2020[14]	—	—	—	45,830	—	—	1,000,011
C. Nelson							
2/4/2020	—	—	—	—	185,445	$25.58	726,330
2/4/2020	—	—	—	33,500	—	—	856,800
4/3/2020[7]	—	—	—	—	—	—	30,378
5/14/2020	11,560	46,240	92,480	—	—	—	842,955
5/14/2020	—	—	—	—	165,200	$16.55	764,876
T. McLevish							
2/4/2020	—	—	—	—	380,461	$25.58	1,490,148
2/4/2020	—	—	—	68,465	—	—	1,751,085
5/14/2020	11,560	46,240	92,480	—	—	—	842,955
5/14/2020	—	—	—	—	165,200	$16.55	764,876

1 Equity awards granted by UTC before the Separation (April 3, 2020) were converted as follows: the number of unvested Carrier shares subject to the SAR award was determined by multiplying the original UTC SAR award, by the conversation ratio, calculated in accordance with the conversion methodology detailed in the Employee Matters Agreement. The per share exercise price of the Carrier SAR award was determined by multiplying the exercise price of the original UTC SAR award by the conversion ratio, calculated in accordance with the conversion methodology detailed in the Employee Matters Agreement. The number of Carrier shares underlying the unvested RSU award was determined by multiplying the original UTC RSU award, by the conversation ratio, calculated in accordance with the conversion methodology detailed in the Employee Matters Agreement. The UTC Compensation Committee approved the

    2020 annual LTI awards at its January 31, 2020 meeting, specifying February 4, 2020 as the award grant date. All awards granted before Separation are shown after taking into account the Separation-related adjustment and without inclusion of dividend equivalents for RSUs credited after the grant date and prior to the Separation.

2   Consists of Founder's Grant PSUs that are earned based on three-year TSR relative to a subset of industrial companies in the S&P 500 index measured from May 2020 to May 2023. Vesting ranges from a payout of 25% of target if threshold performance is achieved (relative TSR performs at the 35th percentile) to a maximum payout of 200% if maximum performance (relative TSR performs at or above the 85th percentile) is achieved. If Carrier's three-year TSR is negative, the payout for the TSR portion of the award is capped at 100% regardless of Carrier's relative TSR performance versus the companies within a subset of industrial companies in the S&P 500 Index. Each PSU corresponds to one share of Carrier common stock. Unvested PSUs do not accrue dividend equivalents. Vested PSUs are settled in unrestricted shares of Carrier common stock at the end of the performance period following the Committee's review and approval of performance achievement levels.

3   RSUs (except for the one-time RSU award granted to Mr. O'Connor on January 2, 2020 described in footnote 12 below and the sign-on award granted to Mr. Goris on December 1, 2020 described in footnote 10 below) vest three years from the grant date, subject to the NEO's continued service with the company, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change in Control table. Each RSU corresponds to one share of Carrier common stock. When Carrier pays a dividend to shareowners, RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs. The reinvested RSUs vest on the same date as the underlying RSUs.

4   SARs vest and become exercisable three years from the grant date, subject to the NEO's continued service with the company, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change in Control table.

5   The SAR exercise price equals the closing price of Carrier common stock on the grant date (or, in the case of awards granted by UTC prior to the Separation, the closing price of UTC's common stock on the grant date, adjusted in accordance with the conversion methodology detailed in the Employee Matters Agreement, to reflect the Separation).

6   Grant date fair value of awards granted in 2020, with vesting assumed at 100% of target for performance-based awards. Values are calculated in accordance with FASB ASC Topic 718 but excluding the effect of estimated forfeitures.

7   Reflects the incremental fair value associated with the conversion of outstanding UTC PSUs into Carrier RSUs upon the Separation.

8   The number of SARs includes additional annual awards of 331,000 SARs approved by Carrier's Compensation Committee after Separation.

9   The number of RSUs reflects additional annual awards of 92,500 RSUs approved by Carrier's Compensation Committee after Separation.

10   In connection with his hire, Mr. Goris received RSU and SAR awards on December 1, 2020. These awards vest one third per year for three years from the grant date, subject to the NEO's continued service with the company, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change in Control table. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time Carrier pays a dividend to shareowners. The reinvested RSUs vest on the same date as the underlying RSUs.

11   In connection with his hire, Mr. O'Connor received a SAR award on January 2, 2020. This award vests three years from the grant date, subject to continued service with the company, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change in Control table.

12   In connection with his hire, Mr. O'Connor received an RSU award on January 2, 2020. This award vests three years from the grant date, subject to continued service with the company, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change in Control table. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time Carrier pays a dividend to shareowners. The reinvested RSUs vest on the same date as the underlying RSUs.

13   As part of the Legacy UTC Compensation Arrangement, a one-time RSU award was granted to Mr. O'Connor. This award will vest in the event of a mutually agreeable separation following three years of grant date, upon death or a change in control. One-time RSUs accumulate dividend equivalents that are reinvested as additional RSUs during the vesting period. Vested one-time RSUs are settled in shares of Carrier common stock. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs that vest on the same date as the underlying RSUs.

14   As part of the Legacy UTC Compensation Arrangement, Mr. Appel received a retention RSU award on June 1, 2020 which vest three years from the grant date subject to the NEO's continued service with the company, except in certain limited circumstances described in the footnotes to the Potential Payments on Termination or Change in Control table. RSUs earn dividend equivalents during the vesting period that are reinvested as additional RSUs each time Carrier pays a dividend to shareowners. The reinvested RSUs vest on the same date as the underlying RSUs.

Outstanding Equity Awards at Fiscal Year-End Table

NAME / GRANT DATE	OPTION AWARDS				STOCK AWARDS			
	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)[1]	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[4]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[5]
D. Gitlin								
05/14/2020	–	331,000[6]	$16.55	5/13/2030	92,971[6]	$3,506,866		
05/14/2020	–	330,400[7]	$16.55	5/13/2030	–	–	184,960	$6,976,691
02/04/2020	–	544,370[8]	$25.58	2/3/2030	99,206[8]	$3,742,050	–	–
02/05/2019	–	607,182[9]	$20.19	2/4/2029	133,556[9]	$5,037,732	–	–
01/02/2018	–	320,042[10]	$21.43	1/1/2028	155,706[10]	$5,873,230	–	–
01/03/2017	46,819	–	$18.53	1/2/2027	–	–	–	–
01/04/2016	67,250	–	$15.98	1/3/2026	–	–	–	–
01/02/2015	39,158	–	$19.24	1/1/2025	–	–	–	–
11/12/2013	–	–	–	–	97,421[11]	$3,674,720	–	–
P. Goris								
12/01/2020	–	182,900[12]	$37.60	11/30/2030	53,195[12]	$2,006,515	–	–
K. O'Connor								
05/14/2020	–	110,200[7]	$16.55	5/13/2030	–	–	61,660	$2,325,815
02/04/2020	–	185,445[8]	$25.58	2/3/2030	33,874[8]	$1,277,727	–	–
01/02/2020	–	217,150[13]	$25.60	1/1/2030	39,502[13]	$1,490,015	–	–
01/02/2020	–	–	–	–	39,502[11]	$1,490,015	–	–
D. Appel								
06/01/2020	–	–	–	–	46,063[14]	$1,737,496	–	–
05/14/2020	–	165,200[7]	$16.55	5/13/2030	–	–	92,480	$3,488,346
02/04/2020	–	76,570[8]	$25.58	2/3/2030	13,852[8]	$522,497	–	–
02/05/2019	–	114,856[9]	$20.19	2/4/2029	22,856[9]	$862,128	–	–
01/02/2018	–	51,745[10]	$21.43	1/1/2028	30,605[10]	$1,154,421	–	–
01/03/2017	8,512	–	$18.53	1/2/2027	–	–	–	–
01/04/2016	20,175	–	$15.98	1/3/2026	–	–	–	–
01/02/2015	11,747	–	$19.24	1/1/2025	–	–	–	–
01/02/2014	38,867	–	$18.81	1/1/2024	–	–	–	–
01/02/2013	10,725	–	$14.05	1/1/2023	–	–	–	–
C. Nelson								
05/14/2020	–	165,200[7]	$16.55	5/13/2030	–	–	92,480	$3,488,346
02/04/2020	–	185,445[8]	$25.58	2/3/2030	33,874[8]	$1,277,727	–	–
06/14/2019	–	396,014[15]	$20.95	6/13/2029	73,209[15]	$2,761,443	–	–
02/05/2019	–	236,292[9]	$20.19	2/4/2029	50,403[9]	$1,901,201	–	–
01/02/2018	–	125,624[10]	$21.43	1/1/2028	58,178[10]	$2,194,474	–	–
06/15/2017	–	–	–	–	106,001[16]	$3,998,358	–	–
01/03/2017	17,876	–	$18.53	1/2/2027	–	–	–	–
06/01/2015	–	–	–	–	57,527[11]	$2,169,918		

	OPTION AWARDS				STOCK AWARDS			
NAME / GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)[1]	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[2]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[3]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[4]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[5]
T. McLevish								
05/14/2020	–	165,200[7]	$16.55	5/13/2030	–	–	92,480	$3,488,346
02/04/2020	–	380,461[8]	$25.58	2/3/2030	69,234[8]	$2,611,506	–	–
10/01/2019	–	741,181[17]	$22.37	9/30/2029	45,220[17]	$1,705,698	–	–

1 The exercise price of each SAR is equal to the closing price on the NYSE of Carrier common stock on the grant date. For SARs granted prior to April 3, 2020, exercise prices shown were adjusted upon the Separation by using the conversion methodology detailed in the Employee Matters Agreement.

2 Reflects RSUs, including dividend equivalents reinvested as additional RSUs each time Carrier pays a dividend to shareowners during the vesting period for eligible awards. The reinvested RSUs vest on the same date as the underlying RSUs. For RSUs granted prior to April 3, 2020, the number of RSUs was adjusted upon the Separation by using the conversion methodology detailed in the Employee Matters Agreement. The 2018 and 2019 PSUs that were converted to RSUs upon the Separation are not eligible for dividend equivalents.

3 Calculated by multiplying the number of unvested RSUs by $37.72, the NYSE closing price of Carrier common stock on the last trading day of 2020.

4 PSUs granted as part of the Founder's Grant, scheduled to vest on May 14, 2023, that are subject to vesting contingent on company performance relative to pre-established performance goals measured over a three-year period (May 2020 through May 2023) and the NEO's continued service, except in certain limited circumstances as detailed in footnotes to the Potential Payments on Termination or Change-in-Control Table. The number of shares shown assumes maximum-level performance.

5 Calculated by multiplying the number of unvested PSUs by $37.72, the NYSE closing price of Carrier common stock on the last trading day of 2020.

6 Additional annual SAR and RSU awards granted to Mr. Gitlin which will vest May 14, 2023, subject to continued service, except in certain limited circumstances as described in the footnotes to the Potential Payments on Termination or Change-in-Control table.

7 SARs granted as part of the Founder's Grant scheduled to vest on May 14, 2023, subject to the NEO's continued service, except in certain limited circumstances as described in the footnotes to the Potential Payments on Termination or Change-in-Control table.

8 SARs and RSUs scheduled to vest on February 4, 2023, subject to the NEO's continued service, except in certain limited circumstances as described in the footnotes to the Potential Payments on Termination or Change-in-Control table.

9 SARs and RSUs scheduled to vest on February 5, 2022, subject to the NEO's continued service, except in certain limited circumstances as described in the footnotes to the Potential Payments on Termination or Change-in-Control table. Includes the 2019 UTC PSUs that converted to Carrier RSUs upon the Separation. The former UTC PSU awards remain eligible to vest on the original vesting date, subject only to continued employment.

10 SARs and RSUs, including the 2018 UTC PSUs that converted to Carrier RSUs upon Separation that vested on January 2, 2021.

11 One-time Legacy UTC Compensation Arrangement RSU grant which will vest in the event of a mutually agreeable separation (as described in the ELG Program Sunset section on page 46) following three years of grant date, upon death, disability or qualified termination following a change-in-control.

12 SAR and RSU awards granted to Mr. Goris in connection with his hire, which will vest one third per year on the anniversary of the grant date, subject to continued service or earlier in the case of death, disability, involuntary termination (other than for cause), or upon a qualifying termination following a change-in-control.

13 SAR and RSU awards granted to Mr. O'Connor in connection with his hire, which will vest on January 2, 2023, subject to continued service or earlier in the case of death, disability, or upon a qualifying termination following a change-in-control.

14 Retention RSU award granted to Mr. Appel which will vest on June 1, 2023, subject to continued service or earlier in the case of death, disability, retirement (on or after June 1, 2022), involuntary termination (other than for cause), or upon a qualifying termination following a change-in-control.

15 Special Retention SAR and RSU awards granted to Mr. Nelson which will vest June 14, 2022, subject to continued service or earlier in the case of death, disability or upon a qualifying termination following a change-in-control.

16 Retention RSU award granted to Mr. Nelson which will vest on June 15, 2021, subject to continued service or earlier in the case of death, disability or upon a qualifying termination following a change-in-control.

17 SAR and RSU awards granted to Mr. McLevish in connection with his hire, which will vest on October 1, 2022, subject to continued service or earlier in the case of death, disability, retirement (on or after October 31, 2021), involuntary termination (other than for cause), or upon a qualifying termination following a change-in-control.

Compensation Tables

Upon the Separation that occurred on April 3, 2020, vested UTC SARs were adjusted and converted into vested SARs of Carrier (as shown in the previous table), RTX and Otis. Both the number of outstanding UTC SARs and the exercise price of each award was adjusted at the time of the Separation to reflect the post-Separation stock prices of the three companies by using the conversion methodology detailed in the Employee Matters Agreement. The table below reflects the outstanding RTX and Otis SARs held by our NEOs as of December 31, 2020.

		RTX SARs			OTIS SARs		
NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
D. Gitlin	01/03/2017	46,819	$82.35	1/2/2027	23,409	$58.66	1/2/2027
	01/04/2016	67,250	$71.01	1/3/2026	33,625	$50.58	1/3/2026
	01/02/2015	39,158	$85.47	1/1/2025	19,579	$60.88	1/1/2025
D. Appel	01/03/2017	8,512	$82.35	1/2/2027	4,256	$58.66	1/2/2027
	01/04/2016	20,175	$71.01	1/3/2026	10,087	$50.58	1/3/2026
	01/02/2015	11,747	$85.47	1/1/2025	5,873	$60.88	1/1/2025
	01/02/2014	38,867	$83.58	1/1/2024	19,432	$59.53	1/1/2024
	01/02/2013	10,725	$62.41	1/1/2023	5,362	$44.46	1/1/2023
C. Nelson	01/03/2017	17,876	$82.35	1/2/2027	8,938	$58.66	1/2/2027

Option Exercises and Stock Vested

	OPTION AWARDS		STOCK AWARDS	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)[1]	VALUE REALIZED ON EXERCISE ($)[2]	NUMBER OF SHARES ACQUIRED ON VESTING (#)[3]	VALUE REALIZED ON VESTING ($)[4]
D. Gitlin	88,436	$6,038,182	244,528	$11,599,735
P. Goris	–	–	–	–
K. O'Connor	–	–	–	–
D. Appel	–	–	7,974	$1,072,299
C. Nelson	–	–	15,478	$1,868,551
T. McLevish	–	–	–	–

1 SARs exercised during calendar year 2020, which includes pre-Separation and post-Separation exercise activity.

2 Calculated by multiplying the number of shares acquired on exercise by the difference between the market price of UTC common stock on the exercise date and the exercise price of the SAR. SARs included in this table were exercised before Separation.

3 PSUs and RSUs that vested in 2020, including shares settled to cover FICA taxes due during the year as a result of the NEOs meeting retirement eligible status under the Plan. UTC PSUs granted on January 3, 2017 vested at 114% of target on February 10, 2020, based on UTC's performance through December 31, 2019.

4 Calculated by multiplying the number of vested PSUs and RSUs by the market price of UTC or Carrier common stock on the vesting date.

Pension Benefits

Overview of Pension Plan

Carrier inherited a frozen executive non-qualified pension plan upon Separation from UTC on April 3, 2020. Participants earn interest credits only.

For more information regarding Carrier's non-qualified pension plans, please refer to the Retirement and Deferred Compensation Benefits Table on page 45.

Distribution Options

Plan participants may elect the following distribution options:

PLAN	FAE BENEFIT FORMULA	CASH BALANCE BENEFIT FORMULA
Pension Preservation Plan	• Lump-sum[1] payment • Annuity payments • Two- to 10-year annual installments	• Lump-sum payment • Annuity payments • Two- to 10-year annual installments
NEO Election	• Mr. Gitlin: Lump-sum payment • Mr. Appel: Annuity (monthly) payment	• Mr. Gitlin: Lump-sum payment • Mr. Nelson[2]: Lump-sum payment • Mr. Appel: Lump-sum payment

1   Uses a discount rate equal to the Barclay's Capital Municipal Bond Index averaged over five years (currently 2.010%). Note that this rate uses the November 30, 2020 yield in the average, which is consistent with ASC 715-30 year-end 2020 disclosure reporting. Actual lump sums paid in 2021 will be based on a PPP lump sum rate of 1.992% which uses the Barclay's Capital Municipal Bond Index as of December 31, 2020. This non-taxable investment index is intended to yield an after-tax income stream on the net after-tax proceeds reinvested in tax-free bonds that are comparable to a more tax efficient annuity distribution.

2   Mr. Nelson was hired after 2001 and therefore his benefit under the PPP is only determined under the cash balance formula.

Vesting and Retirement

Under Carrier's PPP, vesting requires three years of service. The normal retirement age under both the FAE and the Cash Balance benefit formulas is 65, but the FAE formula also provides full retirement benefits at age 62 for a participant who retires with at least 10 years of service. Early retirement benefits also are available under the FAE formula beginning at age 55 with at least 10 years of service, reduced by 0.2% for each month by which retirement precedes age 62. The value of the Cash Balance account is not impacted by an employee's age at retirement. As of December 31, 2020, Mr. Appel was eligible for normal retirement and none of the other NEOs were eligible for early retirement under the FAE formula.

NAME	PLAN NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)[1]	PAYMENTS DURING LAST FISCAL YEAR ($)
D. Gitlin[4]	Pension Preservation Plan	22	2,260,065	—
P. Goris[2]	Pension Preservation Plan	—	—	—
K. O'Connor[2]	Pension Preservation Plan	—	—	—
D. Appel[4]	Pension Preservation Plan	37	2,698,779	—
C. Nelson[3,4]	Pension Preservation Plan	16	527,968	—
T. McLevish[2]	Pension Preservation Plan	—	—	—

1   The following assumptions were used to determine the present value of the accumulated pension benefit: (i) the NEOs are assumed to retire at age 62 for the final average earnings benefit and age 65 for the cash balance benefit, which are the earliest dates at which the NEOs can retire without a reduction of benefits due to age; (ii) projected lump-sum payments under the PPP final average earnings benefit are calculated using 2.01% for 2021 retirements and grading up to an ultimate long-term interest rate of 4.0% (for retirements in 2025 and later years). Under the Employee Matters Agreement, for a 2-year period following the Separation, Messrs. Gitlin, Appel, and Nelson, who are participants in the UTC Retirement Plan, will have their years of service at Carrier recognized for purposes of eligibility for early retirement (the "Rule of 65" benefits and the "Rule of 100" benefits) under the UTC Employee Retirement Plan. These individuals will not be entitled to a distribution during such two-year period unless they are no longer employed by Otis, Carrier or RTX or any of their affiliates. However, none of these individuals are eligible to receive additional service credits (and/or years of service) for accrual purposes under the UTC Retirement Plan and the PPP.

2   Messrs. Goris, O'Connor and McLevish were hired by Carrier after January 1, 2010, and therefore do not participate in the PPP.

3   Mr. Nelson was hired after July 1, 2002 and therefore, his entire pension benefit is determined based on the cash balance formula.

4   The estimated lump-sum value of the nonqualified portion of the retirement benefits accrued under the PPP is $2,853,154, $426,124 and $2,726,991 for Messrs. Gitlin, Nelson and Appel, respectively, assuming retirement or termination on December 31, 2020, payable as of such date or attainment of age 55 (if later) assuming payment following December 31, 2020, on a lump-sum basis.

Nonqualified Deferred Compensation

Carrier offers NEOs the opportunity to participate in the nonqualified deferred compensation programs described on page 45.

NAME	PLAN[1]	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)[2]	REGISTRANT CONTRIBUTIONS IN LAST FY ($)[3]	AGGREGATE EARNINGS IN LAST FY ($)[4]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AS OF DECEMBER 31, 2020 ($)[5]
D. Gitlin	Savings Restoration Plan	112,400	67,440	443,781	—	1,842,015
	Automatic Contribution Excess Plan	—	154,127	37,657	—	191,784
P. Goris	Deferred Compensation Plan	—	—	—	—	0
	Savings Restoration Plan	—	—	—	—	0
	Automatic Contribution Excess Plan	—	—	—	—	0
K. O'Connor	Automatic Contribution Excess Plan	—	17,258	36	—	17,294
D. Appel	Savings Restoration Plan	26,343	15,806	59,067	—	290,452
	Automatic Contribution Excess Plan	—	35,124	3,307	—	38,431
C. Nelson	Savings Restoration Plan	37,700	22,620	286,724	—	1,147,894
	Automatic Contribution Excess Plan	—	51,077	10,030	—	61,107
T. McLevish	Deferred Compensation Plan	370,000	38,740	86,748	—	567,693
	Savings Restoration Plan	15,000	3,930	2,625	—	21,555
	Automatic Contribution Excess Plan	—	34,100	43	—	34,143

1   NEOs are eligible to participate in various deferred compensation plans as detailed above.

2   Amounts shown in this column are included in the Salary and Bonus columns of the Summary Compensation Table on page 50.

3   Amounts shown in this column are included in the All Other Compensation column of the Summary Compensation Table on page 50.

4   Amounts shown reflect hypothetical investment returns to accounts based on fixed income, bond and equity indices selected by the participant.

5   The sum of contributions (both by the NEO and Carrier) and credited earnings on those deferrals, less withdrawals. Of these totals, the following amounts have been included in the Summary Compensation Table in prior years: S494,800 (Mr. Gitlin); $80,040 (Mr. Nelson); and $70,334 (Mr. McLevish).

Potential Payments on Termination or Change in Control

The table below estimates the value of payments and benefits that each NEO would have been entitled to receive had employment terminated on December 31, 2020, under various hypothetical circumstances. Under Carrier's programs, benefit eligibility and the value of benefits a NEO may receive vary depending on the reason for termination and whether the NEO is eligible for retirement at that time.

Carrier does not provide automatic "single-trigger" accelerated vesting of equity compensation or excise tax gross-up payments to any NEOs in the event of a change in control of the Company. Please see the Pension Benefits table above for information regarding the amount and form of benefits that will be paid out in the event of a termination under the PPP.

TERMINATION REASON	D. GITLIN	P. GORIS	K. O'CONNOR	D. APPEL	C. NELSON	T. MCLEVISH
Voluntary Termination						
Cash Payment	—	—	—	—	—	—
Equity[1,2]	$29,852,459	—	—	$6,680,771	$10,627,329	—
Total due to Termination	**$29,852,459**	**—**	**—**	**$6,680,771**	**$10,627,329**	**—**
Involuntary Termination (not for cause)						
Cash Payment	—	—	—	—	—	—
Equity[1,3]	$33,527,179	—	—	$6,680,771	$12,797,248	$13,082,826
Total due to Termination	**$33,527,179**	**—**	**—**	**$6,680,771**	**$12,797,248**	**$13,082,826**
Death or Disability[4]						
Cash Payment[5]	$1,800,000	—	$518,579	$540,000	$585,000	$800,000
CEO Life Insurance[6]	$4,855,000	—	—	—	—	—
Equity[1,7,8]	$64,874,931	$2,028,463	$12,636,760	$15,111,782	$34,968,690	$25,554,587
Total due to Termination	**$71,529,931**	**$2,028,463**	**$13,155,339**	**$15,651,782**	**$35,553,690**	**$26,354,587**
Termination Following a Change in control[9]						
Cash Payment[10]	$10,800,000	$2,800,000	$2,858,579	$3,055,000	$2,820,000	$4,000,000
Benefit Continuation and Other Programs[11]	$51,809	$46,257	$46,014	$45,681	$45,923	$46,116
Equity[1,12]	$64,874,931	$2,028,463	$12,636,760	$34,968,690	$15,111,782	$25,554,587
Total due to Termination	**$75,726,740**	**$4,874,720**	**$15,541,353**	**$38,069,371**	**$17,977,705**	**$29,600,703**

1   Equity awards are valued based on the closing price of Carrier common stock on the NYSE on the last trading day of 2020 ($37.72). For the 2020 PSU portion of the Founder's Grant, values shown reflect target performance as of December 31, 2020.

2   In the event of voluntary termination, SAR and RSU awards granted under Carrier's annual LTI Plan that are outstanding for more than one year will vest only after attaining qualifying retirement under the LTI Plan (defined as either: (i) age 65; (ii) age 55 plus 10 years of service; or (iii) "Rule of 65" — age 50 to 54 plus years of service add up to 65 or more). For NEOs who have attained qualifying retirement status, PSUs granted under Carrier's annual LTI Plan that are outstanding for more than one year will remain eligible to vest at the completion of the performance period to the extent performance targets are achieved and PSUs that were converted to RSUs upon the Separation will remain eligible to vest on the third anniversary of the grant date. Messrs. Gitlin, Nelson, and Appel have satisfied a qualifying retirement condition. For non-retirement eligible NEOs, all unvested awards are cancelled. With the exception of Mr. Appel's 2020 RSU retention award and Mr. McLevish's new hire 2019 SAR and RSU awards, special out-of-cycle awards (SARs, RSUs and PSUs) and one-time RSU awards do not have retirement eligibility treatment and, therefore, forfeit upon voluntary termination. Mr. Appel's 2020 RSU award provides for vesting in the event of his Retirement on or after June 1, 2022. Mr. McLevish's 2019 SAR and RSU awards provide for vesting in the event of his Retirement on or after October 31, 2021.

3   In the event of involuntary termination (not for cause), for NEOs who have attained qualifying retirement status, SAR and RSU awards granted under Carrier's annual LTI Plan that are outstanding for more than one year will vest. PSUs granted under Carrier's annual LTI Plan that are outstanding for more than one year will remain eligible to vest at the completion of the performance period to the extent performance targets are achieved and PSUs that were converted to RSUs upon the Separation will remain eligible to vest on the third anniversary of the grant date. For NEOs who have not yet qualified for retirement, but have awards granted under Carrier's annual LTI Plan that are outstanding for more than one year, a pro-rata portion of SARs and RSUs will vest. A pro-rata portion of annual PSU awards will remain eligible to vest at the completion of the performance period to the extent performance goals are achieved and PSUs that converted to RSUs upon the Separation will remain eligible to vest on the third anniversary of the grant date. Special out-of-cycle awards (SAR, RSU, and PSU) and one-time RSU awards do not have retirement eligibility treatment and, therefore, forfeit upon involuntary termination (not for cause), except for Mr. McLevish's new hire 2019 SAR and RSU awards. In the event of involuntary termination (not for cause), Mr. McLevish's 2019 RSU and SAR awards vest immediately. One-time RSUs will vest in the case of mutually agreeable separation following three years of service from the date of grant. As of December 31, 2020, Messrs. Gitlin and Nelson have met the service condition.

4   Messrs. Gitlin, O'Connor, Appel and Nelson are also eligible for a grandfathered long-term disability benefit equal to 80% of their base salary plus target bonus compensation as part of the Legacy UTC Compensation Arrangement.

Compensation Tables

5   The NEO in the event of disability, or in the event of the NEO's death, the estate of the NEO would be eligible to receive a pro-rated payout of the annual bonus at target. Mr. Goris was ineligible for the 2020 annual bonus based on the timing of his start date in 2020.

6   In the event of the death of our CEO, Mr. Gitlin, the CEO Life Insurance Policy provides a death benefit amount made up of premiums paid and credited interest, minus policy charges and partial surrenders to be paid to the beneficiary assuming the insured's death occurs at the end of the policy year.

7   In the event of a termination due to death, the LTI Plan provides for the accelerated vesting of all outstanding equity awards as of the date of death (including awards outstanding for less than one-year, special out-of-cycle and one-time RSU awards), and the PSU portion of the Founder's Grant will vest at target.

8   In the event of a termination due to disability, the LTI Plan provides that no outstanding awards will be forfeited (including awards outstanding for less than one year and one-time awards). Awards granted by UTC prior to January 1, 2019 will continue to vest in accordance with their terms that applied prior to the Separation. Awards granted by UTC after January 1, 2019 and prior to the Separation will continue to vest on the earlier of (i) the vesting date specified in the schedule of terms; or (ii) 29 months following the date the NEO incurs the disability. For the PSU portion of the Founder's Grant values included reflect target performance as of December 31, 2020.

9   In the event the payments would be subject to the golden parachute excise tax under IRC Section 280G, the Change in Control Severance Plan provides that the NEO will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the NEO.

10   In the event of a qualifying termination following a change in control, the Change in Control Severance Plan provides cash severance based on the NEO's annual base salary and target annual bonus in effect at the time of termination in the amount of (i) three times annual base salary plus target annual bonus for the CEO, and (ii) two times annual base salary plus target annual bonus for all other NEOs. The Change in Control Severance Plan also provides for a pro-rated payout of the NEO's target annual bonus based on the number of days worked in the fiscal year up until the date of termination.

11   In the event of a qualifying termination following a change in control, the Change in Control Severance Plan provides for the continuation of medical benefits and financial planning services for 12 months following the termination. The Change in Control Severance Plan also provides for 12 months of outplacement services for each NEO.

12   In the event of qualifying termination following a change in control, the LTI program provides for the accelerated vesting of all outstanding equity awards (including awards outstanding for less than one year and one-time awards). PSUs granted under the LTI Plan vest at the greater of target or actual performance. Amounts shown for the PSU portion of the Founder's Grant assumes target performance as of December 31, 2020.

CEO Pay Ratio

Background

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring companies to disclose the ratio of the median employee's total annual compensation relative to total annual compensation of the CEO. The following section explains the methodology that we used, in accordance with the SEC rules, to identify the median employee and to calculate the 2020 ratio.

How We Identified the Median Employee

Carrier used the following parameters to identify the employee whose pay was at the median of all Carrier employees globally.

Consistently Applied Compensation Measure

The compensation measure we used to identify the median employee was gross cash compensation paid to employees from October 1, 2019 to September 30, 2020. Gross cash compensation varies by country and is based on local pay practices, but generally includes:

- Base salary (including any local allowances)
- Incentive pay (including cash bonuses, sales incentives and other variable pay programs)
- Any other cash awards or payments[1]

Employees Included

For the purposes of identifying the median employee, we included all active Carrier employees (excluding the CEO) on October 1, 2020, located in 40 countries in which Carrier has operations. Carrier's employee population in these 40 countries represents approximately 95% of active employees on that date. As of October 1, 2020, Carrier's global population consisted of approximately 56,000 regular workers at Carrier of which 11,583 were U.S. based.

Employees Excluded

We excluded 2,912 employees from 9 countries under the SEC's de minimis exemption[2]

Methodology and Material Assumptions

Annualized pay. Pay was annualized for employees who worked a partial year between October 1, 2019 and September 30, 2020. Partial-year employees include mid-year hires, employees on paid or unpaid leave, and employees on active military duty.

Foreign exchange rates. Foreign currencies were converted into U.S. dollars as of October 1, 2020, based on the average daily spot rates during September 2020.

1   In some countries, due to differences in payroll systems and local laws and regulations, gains realized on the vesting and/or exercise of equity awards, as well as Company contributions to government-sponsored benefit plans, may be included.

2   The countries and approximate number of Carrier employees excluded from the calculation are as follows: Argentina (8), Brazil (301), Hungary (411), Kuwait (97), Malaysia (403), Poland (1,175), Russia (19), Thailand (415), and Vietnam (83).

Calculating the Ratio

Summary Compensation Table Values

Once we identified the median employee using gross cash compensation as the compensation measure, 2020 total compensation was calculated for the CEO and the median employee for the full year using the same methodology required by the SEC for reporting in the Summary Compensation Table (see page 50). For the CEO and the median employee, the Summary Compensation Table values include employee fringe benefits, such as Company contributions to healthcare and retirement plans.

Results

The 2020 total annual compensation value for Mr. Gitlin was $15,440,951 and for Carrier's global median employee was $63,371, resulting in a ratio of 244:1.

Comparing Carrier's Ratio to Other Companies

This ratio is a reasonable estimate calculated using a methodology consistent with the SEC rules, as described above. Because applicable SEC rules permit various methodologies, assumptions and exclusions, our CEO pay ratio may not be comparable to ratios calculated and disclosed by other companies.

AUDIT MATTERS

Report of the Audit Committee

The Audit Committee assists the Board in its oversight responsibilities relating to: the integrity of Carrier's financial statements; the independence, qualifications and performance of Carrier's internal and external auditors; the Company's compliance with its policies and procedures, internal controls, code of business conduct and ethics for directors, officers and employees ("Our Code of Ethics") and applicable laws and regulations; policies and procedures with respect to risk assessment and management; and such other responsibilities as delegated by the Board from time to time. The Audit Committee's specific responsibilities and duties are set forth in the Audit Committee Charter, which is available on the Company's website (see page 20).

Management has the primary responsibility for the financial statements and the financial reporting processes, including the system of internal accounting controls. PricewaterhouseCoopers LLP ("PwC"), an independent registered public accounting firm and the Company's independent auditor, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the U.S. ("GAAP").

In performing its oversight responsibilities, the Committee has reviewed and discussed with management and the independent auditor the Company's audited financial statements for the year ended December 31, 2020. The Committee discussed with PwC and Carrier's internal auditors the overall scope and plans for their respective audits. The Committee met with PwC and the internal auditors, with and without management present, to discuss the results of their examinations and the overall quality of Carrier's financial reporting.

The Committee has discussed with PwC the matters required by the Public Company Accounting and Oversight Board's ("PCAOB") Auditing Standard No. 1301, *Communications with Audit Committees*. It also has discussed with PwC its independence from Carrier and its management, including the written disclosures and letter from PwC required by the PCAOB's Rule 3526, *Communication with Audit Committees Concerning Independence*, as approved by the SEC. The Committee has concluded that PwC's provision of non-audit services as described in the table on page 63 is compatible with PwC's independence.

PwC represented to the Committee that Carrier's audited financial statements were fairly presented in accordance with GAAP. Based on the reviews and discussions referred to above, the Committee has recommended to the Board that the audited financial statements be included in Carrier's Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC. The Committee nominates the firm of PwC for appointment by the shareowners as Carrier's independent auditor for 2021.

Audit Committee

Charles M. Holley, Jr. *Chair*
Michael M. McNamara
Michael A. Todman
Virginia M. Wilson

PROPOSAL 3

Appoint an Independent Auditor for 2021

As required by our Bylaws, we are asking shareowners to vote on a proposal to appoint a firm of independent registered public accountants to serve as Carrier's independent auditor until the next annual meeting. PwC, an independent registered public accounting firm, served as Carrier's independent auditor in 2020, and the Audit Committee has nominated, and the Board has approved, the firm for appointment by the shareowners to serve again as Carrier's independent auditor for 2021 until the next Annual Meeting in 2022.

Frequently Asked Questions About the Auditor

How Is the Auditor Reviewed by the Company?

The Audit Committee is directly responsible for the nomination, compensation, retention and oversight of the Company's independent auditor. To fulfill this responsibility, the Committee engages in a comprehensive annual evaluation of the independent auditor's qualifications, performance and independence, and will periodically consider the advisability and potential impact of selecting a different independent registered public accounting firm to serve in that capacity.

Is the Audit Partner Rotated?

In accordance with SEC rules and PwC policies, audit partners are subject to rotation requirements that limit the number of consecutive years a partner may provide service to our Company. For lead and concurring audit partners, the maximum number of consecutive years of service in that role is five years. The selection process for the lead audit partner pursuant to this rotation policy would include a meeting between the Chair of the Audit Committee and the candidate, as well as consideration of the candidate by the full Committee and with management.

Will the Auditor Participate in the Annual Meeting?

Representatives of PwC will participate in the 2021 Annual Meeting. They will be available to respond to appropriate shareowner questions and will have the opportunity to make a statement if they want to do so.

What Happens if Shareowners do not Ratify the Appointment of PwC?

The vote is an advisory vote, and, therefore, it is not binding. The Board, however, would reconsider the appointment if the proposal is rejected by shareowners.

What Were the Auditor's Fees in 2020?

(IN THOUSANDS)	AUDIT	AUDIT-RELATED	TAX	ALL OTHER FEES	TOTAL
2020	$16,724	$1,834	$2,011	$5	**$20,574**

Due to the Separation, no fees are reflected for Carrier for the year ended December 31, 2019.

Audit Fees. Fees in 2020 include fees for the audit of Carrier's consolidated annual financial statements, the review of interim financial statements in Carrier's quarterly reports on Form 10-Q and the performance of audits in accordance with statutory requirements. Audit fees for statutory audits were $6.9 million.

Audit-Related Fees. Fees in 2020 include audit-related fees for employee benefit plan audits, advice regarding the application of generally accepted accounting principles for proposed transactions, special reports pursuant to agreed-upon procedures, contractually required audits and compliance assessments, and pre-implementation reviews of processes or systems.

Tax Fees. In 2020, tax fees included approximately $466,000 for U.S. and non-U.S. tax compliance, related planning and assistance with tax refund claims and expatriate tax services, and approximately $1.545 million for tax consulting and advisory services.

All Other Fees. In 2020, all other fees primarily consisted of accounting research software.

How Does the Committee Monitor and Control Non-Audit Services?

The Audit Committee has adopted procedures requiring its review and approval in advance of all non-audit services provided by the Company's independent auditor. All of the engagements and fees for 2020 were approved by the Committee. The Committee reviews with PwC whether the non-audit services to be provided are compatible with maintaining the firm's independence. The Board also has adopted the policy that in any year fees paid to the independent auditor for non-audit services shall not exceed the fees paid for audit and audit-related services. Non-audit services consist of those described above, as included in the tax fees and all other fees categories.

Why Should I Vote For This Proposal?

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditor is in the best interest of the Company and our shareowners.

> The Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers LLP to serve as the Company's independent auditor for 2021

PROPOSAL 4

Advisory Vote on the Frequency of Future Advisory Votes to Approve Named Executive Officer Compensation

WHAT AM I VOTING ON?

As required by federal securities law, the Board requests your advisory vote on the intervals at which shareowners should vote to approve the compensation of Carrier's NEOs – whether every year, every two years or every three years. We are required to seek an advisory vote every six years. Although your vote on this frequency proposal is advisory and, thus, not binding on the Board, the Board will consider the outcome of the shareowner vote in making its decision.

The Board believes that an advisory vote on NEO compensation that occurs every year is the most appropriate option. An annual "Say-on-Pay" vote allows shareowners to provide frequent, direct input to the Company regarding its compensation philosophy, policies and practices. Holding the vote at one-year intervals also enhances shareowner communication by providing a clear, simple means for Carrier to ascertain general investor sentiment regarding its executive compensation program.

The Board of Directors Recommends an Annual Shareowner Advisory Vote on the Compensation of Carrier's Named Executive Officers.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANNUAL MEETING

YOUR VOTE is important

Why am I Being Provided with these Proxy Materials?

We are providing these proxy materials to you in connection with the solicitation by the Board of proxies to be voted at our 2021 Annual Meeting of Shareowners and at any postponed or reconvened meeting.

When and Where is the Annual Meeting?

We will hold our Annual Meeting on April 19, 2021, at 8 a.m. Eastern time. In light of the COVID-19 pandemic, the Annual Meeting will be held in a virtual format to protect the health of our shareowners, directors and employees.

The virtual meeting website is www.virtualshareholdermeeting.com/CARR2021.

Can I Attend the Meeting?

You will be able to attend the meeting virtually, but not in person. Because of the ongoing COVID-19 pandemic, we have adopted the virtual format to provide a safe experience for all attendees. If you owned shares of Carrier common stock at the close of business on February 22, 2021, which is referred to as the "record date," you can participate from any geographic location with internet connectivity through a live audio webcast at www.virtualshareholdermeeting.com/CARR2021. Once on that website you will need to log in using the control number on your proxy card, voting instruction form, or notice regarding the availability of proxy materials. You may log into the meeting's website beginning at 7:45 a.m. Eastern time on April 19.

How Can I Participate During the Meeting?

The virtual Annual Meeting will allow our shareowners of record to participate from any geographic location with internet connectivity, and, in structuring the format of the meeting, our goal has been to enhance rather than constrain shareowner participation. To this end, shareowners will have an opportunity to vote and submit questions online before and during the Annual Meeting through the www.virtualshareholdermeeting.com/CARR2021 website, which can be accessed by following the instructions above (see *Can I Attend the Meeting?*).

During the meeting, we will answer questions relevant to meeting matters that comply with the meeting's procedures, which also will be available on the website. We believe that shareowner participation opportunities will be reasonably comparable to those that would be available at an in-person meeting. If you have an individual concern that is not of general concern to all shareowners, or if a question posed was not otherwise answered, please contact Carrier Investor Relations at investorrelations@carrier.com or 561-365-2020.

Who Can Vote During the Meeting?

All shareowners are entitled to vote before or during the Annual Meeting if you owned shares of Carrier common stock on the record date. Please see below (*How Do I Vote?*) for more information about voting before or during the meeting.

Does the Company Have a Policy Requiring that Directors Attend Annual Meetings?

The Company does not have a written policy requiring that directors attend the Annual Meeting, but directors are encouraged to do so unless there is an unavoidable scheduling conflict. This year, while the Company is not hosting an in-person meeting, directors are similarly encouraged to participate unless they have a such a conflict.

What is the Quorum Requirement for the Annual Meeting?

Under the Company's Bylaws, a quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of Carrier common stock as of the record date, present either in person or by proxy and entitled to vote, will constitute a quorum. As of the record date, 869,283,513 shares of Carrier common stock were issued and outstanding.

How Do I Vote?

Registered Shareowners



BY THE INTERNET
Before the meeting you can vote online at: www.proxyvote.com.



VOTE BY TELEPHONE
In the United States or Canada, you can vote by using any touch-tone telephone and calling the phone number shown on your voting materials. Easy-to-follow voice prompts allow you to vote your shares and confirm that your instructions have been properly recorded.

Internet and telephone voting facilities will be available 24 hours a day until 11:59 p.m. Eastern time on April 18, 2021.

To authenticate your internet or telephone vote, you will need to enter your voter control number as shown on the voting materials you received. If you vote online or by telephone, you do not need to return a proxy card or voting instruction card.



VOTE BY MAIL
You can mail the proxy card or voting instruction form enclosed with your printed proxy materials. Mark, sign and date your proxy card or voting instruction form, and return it in the prepaid envelope we have provided, or in an envelope addressed to:

Vote Processing
c/o Broadridge Financial Solutions
51 Mercedes Way
Edgewood, NY 11717

Please allow sufficient time for the delivery of your proxy card if you vote by mail.



VOTE DURING THE ANNUAL MEETING
During the meeting go to www.virtualshareholdermeeting.com/CARR2021 and log in using your voter control number. See page 66 for more information about the virtual meeting.

If you have already voted online, by telephone or by mail, then your vote during the Annual Meeting will supersede your earlier vote.

Beneficial Shareowners

If you own shares in street name through an account with a bank, brokerage firm or other intermediary, then your intermediary will send you printed copies of the proxy materials or provide instructions on how to access proxy materials electronically. You are entitled to direct the intermediary how to vote your shares by following the voting instructions that the intermediary provides to you.

Changing Your Vote

If you are a registered shareowner:

- If you voted by telephone or the internet, access the method you used and follow the instructions given for revoking a proxy.
- If you mailed a signed proxy card, mail a new proxy card with a later date (which will override your earlier proxy card).
- Write to the Carrier Corporate Secretary (see page 70 for contact information) providing your name and account information, but allow sufficient time for delivery.
- Vote during the virtual Annual Meeting.

If you are a beneficial shareowner, ask your bank, brokerage firm or other intermediary about how to revoke or change your voting instructions.

How Will My Shares be Voted?

Each share of Carrier common stock is entitled to one vote. Your shares will be voted in accordance with your instructions. In addition, if you have returned a signed proxy card or submitted voting instructions by telephone or the internet, the proxy holders – who are the individuals identified on your proxy card – will have the discretion to vote your shares on any matters not identified in this Proxy Statement that are brought to a vote at the Annual Meeting.

If your shares are registered in your name and you sign and return a proxy card or vote by telephone or the internet but do not give voting instructions on a particular matter, the proxy holders will be authorized to vote your shares on that matter in accordance with the Board's recommendation. If you hold your shares through an account with a broker and do not give voting instructions on a matter, your broker is permitted under NYSE rules to vote your shares in its discretion only on Proposal 3 (Appointment of the Independent Auditor) and is required to withhold a vote on each of the other Proposals, resulting in a so-called "broker non-vote." The impact of abstentions and broker non-votes on the overall voting results is shown in the table below.

How Do Voting Abstentions and Broker Non-Votes Affect the Voting Results?

MATTER	VOTE REQUIRED FOR APPROVAL	IMPACT OF ABSTENTIONS	IMPACT OF BROKER NON-VOTES
Election of Directors	Votes FOR a nominee must exceed 50% of the votes cast for that nominee.	Not counted as votes cast. No impact on outcome.	Not counted as votes cast. No impact on outcome.
Advisory Vote to Approve Named Executive Officer Compensation	Approval by a majority of the votes making up the quorum.	Counted toward quorum. Impact is same as AGAINST.	Not counted as votes cast. No impact on outcome.
Appoint PricewaterhouseCoopers LLP to Serve as Independent Auditor for 2021	Approval by a majority of the votes making up the quorum.	Counted toward quorum. Impact is the same as a vote AGAINST.	Not applicable for reason explained above.
Advisory Vote on the Frequency of Future Shareowner Votes to Approve Named Executive Officer Compensation	The option for which the greatest number of votes is cast.	Not counted as votes cast. No impact on outcome.	Not counted as votes cast. No impact on outcome.

What Happens if a Director in an Uncontested Election Receives More Votes "Against" than "For" His or Her Election?

In an uncontested election of directors, any nominee for director who is an incumbent director and who receives a greater number of votes cast "Against" than votes "For" his or her election must, under Carrier's Governance Principles, promptly tender his or her resignation to the Chair of the Governance Committee following certification of the shareowner vote. The Governance Committee must promptly make a recommendation to the Board about whether to accept or reject the tendered resignation. The director who tendered a resignation may not participate in the Committee's recommendation or the Board's consideration.

Under our Governance Principles, the Board must act on the Governance Committee's recommendation no later than 90 days after the date of the shareowners' meeting. Regardless of whether the Board accepts or rejects the resignation, Carrier must promptly file a Report on Form 8-K with the SEC that explains the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation.

If a director's resignation is accepted, the Governance Committee will also recommend to the Board whether to fill the vacancy or to reduce the size of the Board. Under Carrier's Bylaws, a vacancy arising in these circumstances may be filled, at the discretion of the Board, by a majority vote of the directors or at a special meeting of shareowners called by the Board.

Who Counts the Votes?

Broadridge Financial Solutions ("Broadridge"), an independent entity, will tabulate the votes. A representative of Broadridge will act as the independent Inspector of Election for the Annual Meeting and in this capacity will supervise the voting and certify the results.

Broadridge has been instructed to keep the vote of each shareowner confidential and the vote may not be disclosed, except in legal proceedings or for the purpose of soliciting shareowner votes in a contested proxy solicitation.

How May the Company Solicit My Proxy?

Employees of Carrier may solicit proxies on behalf of the Board by mail, email, in person and by telephone. These employees will not receive any additional compensation for these activities. Carrier will bear the cost of soliciting proxies and will reimburse banks, brokerage firms and other intermediaries for their reasonable out-of-pocket expenses for forwarding proxy materials to shareowners. Carrier has retained Innisfree M&A Incorporated to assist in soliciting proxies for a fee of $25,000 plus expenses.

Why Did I Receive a Notice of Internet Availability?

To conserve natural resources and reduce costs, we are sending most shareowners a Notice of Internet Availability of Proxy Materials ("Notice"), as permitted by SEC rules. The Notice explains how you can access Carrier's proxy materials on the internet and, if you prefer, how to obtain printed copies. The Notice also explains how you can choose print delivery of proxy materials for future annual meetings.

How Can I Receive My Proxy Materials Electronically?

To conserve resources and reduce costs, we encourage shareowners to access their proxy materials electronically. If you are a registered shareowner, you can sign up at www.computershare-na.com/green to get electronic access to proxy materials for future meetings, rather than receiving them in the mail. Once you sign up, you will receive an email each year explaining how to access Carrier's Annual Report and Proxy Statement, and how to vote online. Your enrollment for electronic access will remain in effect unless you cancel it, which you can do up to two weeks before the record date for any future annual meeting.

If you are a beneficial shareowner, you may obtain electronic access to proxy materials by contacting your bank, brokerage firm or other intermediary, or by contacting Broadridge at http://enroll.icsdelivery.com/carrier.

What Materials Are Mailed to Me When I Share the Same Address as Another Carrier Shareowner?

If you share an address with one or more other Carrier shareowners, you may have received only a single copy of the Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials for your entire household. This practice, known as "householding," is intended to reduce printing and mailing costs.

If you are a registered shareowner and you prefer to receive a separate Annual Report, Proxy Statement or Notice of Internet Availability of Proxy Materials this year or in the future, or if you are receiving multiple copies at your address and would like to enroll in "householding" and receive a single copy, please contact Computershare at 1-866-507-8028. If you are a beneficial shareowner, please contact your bank, brokerage firm or other intermediary to make your request. There is no charge for separate copies.

Will Any Other Business be Presented at the Annual Meeting?

As of the date of this Proxy Statement, the Board knows of no other matter that will be properly presented for shareowner action at the Annual Meeting – other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareowners properly comes before the Annual Meeting, then the individuals acting under the proxies solicited by the Board will have the discretion to vote on those matters for you.

How Do I Submit Proposals and Nominations for the 2022 Annual Meeting?

Shareowner Proposals Included in the Proxy Statement

To submit a shareowner proposal to be considered for inclusion in Carrier's Proxy Statement for the 2022 Annual Meeting under SEC Rule 14a-8, you must send the proposal to our Corporate Secretary. The Corporate Secretary must receive the proposal in writing by November 8, 2021.

Shareowner Proposals Introduced at the 2022 Annual Meeting

To introduce a proposal for vote at the 2022 Annual Meeting (other than a shareowner proposal included in the Proxy Statement in accordance with SEC Rule 14a-8), Carrier's Bylaws require that the shareowner send advance written notice to the Carrier Corporate Secretary for receipt no earlier than December 20, 2021, and no later than January 19, 2022. This notice must include the information specified by Section 1.9 of the Bylaws, a copy of which is available on our website listed below.

Director Nominations at the 2022 Annual Meeting

Carrier's Bylaws require that a shareowner who wishes to nominate a candidate for election as a director at the 2022 Annual Meeting (other than pursuant to the "proxy access" provisions of Section 1.16 of the Bylaws) must send advance written notice to the Carrier Corporate Secretary for receipt no earlier than December 20, 2021, and no later than January 19, 2022. This notice must include the information, documents and agreements specified by Section 1.9 of the Bylaws, a copy of which is available on our website listed below.

Director Nominations by Proxy Access

Carrier's Bylaws require that an eligible shareowner who wishes to have a nominee of that shareowner included in Carrier's proxy materials for the 2022 Annual Meeting pursuant to the "proxy access" provisions of Section 1.16 of our Bylaws must send advance written notice to the Carrier Corporate Secretary for receipt no earlier than October 9, 2021, and no later than November 8, 2021. This notice must include the information, documents and agreements specified by Section 1.16 of the Bylaws, a copy of which is available on our website listed below.

How Do I Contact the Corporate Secretary's Office?

Shareowners may contact Carrier's Corporate Secretary's Office in one of the three methods shown below:



Write a letter
Carrier Corporate Secretary
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418



Send an email
corpsec@carrier.com



Call
1-561-365-2335

Our Bylaws and other governance documents are available under the Corporate Responsibility section of the Company's website at www.corporate.carrier.com.

OTHER IMPORTANT INFORMATION

Cautionary Note Concerning Factors That May Affect Future Results

This Proxy Statement contains statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident," "scenario" and other words of similar meaning in connection with a discussion of future operating or financial performance or the Separation. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flows, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of Carrier, the estimated costs associated with the Separation, Carrier's plans with respect to our indebtedness, statements with respect to current and future implications of corporate responsibility and sustainability topics and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

- the effect of economic conditions in the industries and markets in which Carrier and our businesses operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction, the impact of weather conditions, pandemic health issues (including COVID-19 pandemic and its effects, among other things, on production and on global supply, demand, and distribution as the outbreak continues and results in a prolonged period of travel, commercial and other restrictions and limitations), natural disasters and the financial condition of our customers and suppliers;

- challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;

- future levels of indebtedness, capital spending and research and development spending;

- future availability of credit and factors that may affect such availability, including credit market conditions and Carrier's capital structure and credit ratings;

- the timing and scope of future repurchases of Carrier's common stock, including market conditions and the level of other investing activities and uses of cash;

- delays and disruption in the delivery of materials and services from suppliers;

- cost reduction efforts and restructuring costs and savings and other consequences thereof;

- new business and investment opportunities;

- risks resulting from being a smaller less diversified company than prior to the Separation;

- the outcome of legal proceedings, investigations and other contingencies;

- the impact of pension plan assumptions on future cash contributions and earnings;

- the impact of the negotiation of collective bargaining agreements and labor disputes;

- the effect of changes in political conditions in the U.S. (including in connection with the new administration in Washington, D.C.) and other countries in which Carrier and our businesses operate, including the effect of changes in U.S. trade policies or the United Kingdom's withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond;

- the effect of changes (including potentially as a result of the new administration in Washington, D.C.) in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we and our businesses operate;

- the ability of Carrier to retain and hire key personnel;

- the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into existing businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs;

- the expected benefits of the Separation;

- a determination by the U.S. Internal Revenue Service and other tax authorities that the Distribution or certain related transactions should be treated as taxable transactions;

- risks associated with indebtedness, including that incurred as a result of financing transactions undertaken in connection with the Separation, as well as our ability to reduce indebtedness and the timing thereof;

- the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the Separation will exceed Carrier's estimates; and

- the impact of the Separation on Carrier's business and Carrier's resources, systems, procedures and controls, diversion of management's attention and the impact on relationships with customers, suppliers, employees and other business counterparties.

Other Important Information

In addition, our 2020 Annual Report on Form 10-K includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K under the heading "Note 25 – Commitments and Contingent Liabilities," the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section entitled "Risk Factors." This Annual Report on Form 10-K also includes important information as to these factors in the "Business" section under the headings "General," "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Corporate Governance Information, Our Code of Ethics and How to Contact the Board

Carrier's Corporate Governance Principles (and related documents), the charters for each Committee and Our Code of Ethics are available on Carrier's website provided on page 20. Printed copies will be provided, without charge, to any shareowner upon a request addressed to the Corporate Secretary through the contact information provided on page 70.

Our Code of Ethics applies to all directors and employees, including the principal executive, and financial and accounting officers.

Shareowners and other interested persons may send communications to the Board, the Lead Independent Director or one or more independent directors by: (i) using the contact information provided on the Corporate Responsibility section of Carrier's website (see page 20); (ii) letter addressed to the Carrier Corporate Secretary (see page 70 for contact information); or (iii) using Carrier's Anonymous Reporting program (see page 20 for contact information). Communications relating to Carrier's accounting, internal controls, auditing matters or business practices will be reviewed by the chief compliance officer and reported to the Audit Committee pursuant to Carrier's Corporate Governance Principles. All other communications will be reviewed by the Corporate Secretary and reported to the Board, as appropriate, pursuant to the Governance Principles.

Transactions with Related Persons

Carrier has a written policy, which is available on our website (see page 20), for the review of transactions with related persons. The Related Person Transactions Policy requires review, approval or ratification of transactions exceeding $120,000 in which Carrier is a participant and in which a Carrier director, executive officer, or a beneficial owner of 5% or more of Carrier's outstanding shares – or an immediate family member of any of the foregoing persons – has a direct or indirect material interest.

Any proposed transaction must be reported for review by the Corporate Secretary who will, in consultation with the Company's chief compliance officer, assess whether the transaction is a transaction with a related person, as that term is defined under Carrier's policy. Following this review, the Board's Governance Committee will then determine whether the transaction can be approved or not, based on whether the transaction is determined to be in, or not inconsistent with, the best interests of Carrier and its shareowners. In making this determination, the Governance Committee takes into consideration, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available in transactions with unaffiliated third parties under the same or similar circumstances and the extent of the related person's interest in the transaction.

Each director and executive officer completes and signs a questionnaire at the end of each fiscal year to confirm that there are no material relationships or related person transactions between such individuals and Carrier other than those previously disclosed to the Company. This ensures that all material relationships and related person transactions are identified, reviewed and disclosed in accordance with applicable policies, procedures and regulations.

Carrier's policy generally permits the employment of relatives of related persons possessing the requisite skills and qualifications consistent with Carrier's policies and practices for employing a non-related person in similar circumstances, provided the employment is approved by the Senior Vice President & Chief Human Resources Officer and the chief compliance officer.

From time to time, Carrier purchases services in the ordinary course of business from financial institutions that beneficially own 5% or more of our common stock. In 2020, Carrier paid the following to such institutions for services related to certain employee benefit plans: (1) BlackRock, Inc. (approximately $491,000); (2) State Street Corporation (approximately $268,000); and (3) The Vanguard Group (approximately $2,800).

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, among others, to file reports with the SEC indicating their holdings of, and transactions in, Carrier equity securities. Based upon a review of these reports, and upon written representations from our directors and executive officers, we believe that in 2020 all reports, except one, were timely filed with the SEC. An inadvertently late Form 4 was filed on behalf of Kevin J. O'Connor that related to the sale in 2020 of less than ten shares of Carrier common stock that was held in the UTC savings plan. Carrier is not aware of any beneficial owners of more than 10% of UTC Common Stock for purposes of Section 16(a).

Incorporation by Reference

In connection with our discussion of director and executive compensation, we have incorporated by reference in this Proxy Statement certain information from Note 14- Stock-Based Compensation, to the Consolidated Financial Statements in Carrier's 2020 Annual Report on Form 10-K filed on February 9, 2021; these are the only portions of such filings that are incorporated by reference in this Proxy Statement.

Company Names, Trademarks and Trade Names

Carrier Global Corporation and its subsidiaries' names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or trade names of Carrier Global Corporation and its subsidiaries. Names, abbreviations of names, logos and products and service designators of other companies and organizations are either the registered or unregistered trademarks or trade names of their respective owners. As used herein, the terms "we," "us," "our," "the Company" or "Carrier," unless the context otherwise requires, mean Carrier Global Corporation and its subsidiaries.

APPENDIX A: RECONCILIATION OF GAAP MEASURES TO CORRESPONDING NON-GAAP MEASURES

Reconciliation of Reported GAAP to Adjusted Operating Profit & Operating Profit Margin

(UNAUDITED)

(DOLLARS IN MILLIONS - INCOME (EXPENSE))	FOR THE THREE MONTHS ENDED MARCH 31, 2020	FOR THE PERIOD APRIL 1, 2020 TO DECEMBER 31, 2020	FOR THE YEAR ENDED DECEMBER 31, 2020
HVAC			
Net sales	$1,959	$7,519	$9,478
Operating profit	$167	$2,295	$2,462
Restructuring	(2)	(5)	(7)
Impairment charge on equity method investment	(71)	–	(71)
Gain on sale of investment	–	1,123	1,123
Charge resulting from litigation matter	–	(11)	(11)
Separation costs	(2)	–	(2)
Adjusted operating profit	**$242**	**$1,188**	**$1,430**
Adjusted operating margin	12.4%	15.8%	15.1%
Refrigeration			
Net sales	$808	$2,525	$3,333
Operating profit	$99	$258	$357
Restructuring	–	(12)	(12)
Net gain on expropriated plant	–	–	–
Separation costs	–	(6)	(6)
Adjusted operating profit	**$99**	**$276**	**$375**
Adjusted operating margin	12.3%	10.9%	11.3%
Fire & Security			
Net sales	$1,206	$3,779	$4,985
Operating profit	$120	$464	$584
Restructuring	(3)	(25)	(28)
Separation costs	(3)	(13)	(16)
Pension plan amendment	–	–	–
Adjusted operating profit	**$126**	**$502**	**$628**
Adjusted operating margin	10.4%	13.3%	12.6%
General Corporate Expenses and Eliminations and Other			
Net sales	$(85)	$(255)	$(340)
Operating profit	$(71)	$(249)	$(320)
Restructuring		(2)	(2)
Consultant contract termination	–	–	–
Separation costs	(40)	(77)	(117)
Adjusted operating profit	**$(31)**	**$(170)**	**$(201)**

(UNAUDITED)

(DOLLARS IN MILLIONS - INCOME (EXPENSE))	FOR THE THREE MONTHS ENDED MARCH 31, 2020	FOR THE PERIOD APRIL 1, 2020 TO DECEMBER 31, 2020	FOR THE YEAR ENDED DECEMBER 31, 2020
Carrier			
Net sales	$3,888	$13,568	$17,456
Operating profit	$315	$2,768	$3,083
Total restructuring costs	(5)	(44)	(49)
Total non-recurring and non-operational items	(116)	1,016	900
Adjusted operating profit	**$436**	**$1,796**	**$2,232**
Constant currency Adjustment	1	5	6
ADJUSTED OPERATING PROFIT AT CONSTANT CURRENCY	**435**	**1,791**	**2,226**
Adjusted operating margin	11.2%	13.0%	12.8%

Reconciliation of GAAP to Adjusted Net Income, Earnings Per Share and Effective Tax Rate

(UNAUDITED)	FOR THE YEAR ENDED DECEMBER 31, 2020
(DOLLARS IN MILLIONS - INCOME (EXPENSE))	
Net income attributable to common shareowners	**$1,982**
Total restructuring costs	**(49)**
Total non-recurring and non-operational items included in operating profit	**900**
Non-recurring and non-operational items included in Interest expense, net:	
Interest income associated with participation in amnesty settlement	–
Interest income associated with IRS settlement	–
Debt issuance costs relating to Carrier's separation from UTC	(5)
Non-recurring and non-operational items included in Interest expense, net	**(5)**
Tax effect of restructuring and non-recurring and non-operational items	**(217)**
Significant non-recurring and non-operational items included in Income tax expense:	
Favorable income tax adjustments related to tax amnesty	–
Adjustments related to tax settlements	–
Adjustment related to a valuation allowance recorded against a United Kingdom tax loss and credit carryforward as a result of separation related activities	(51)
Adjustment resulting from Carrier's decision to no longer permanently reinvest certain pre-2018 unremitted non-U.S. earnings	(46)
Deferred tax adjustment resulting from the UTC Separation	–
Deferred tax adjustment resulting from United Kingdom legislative change	(12)
Significant non-recurring and non-operational items included in Income tax expense	**(109)**
Total significant non-recurring and non-operational items	**520**
Adjusted net income attributable to common shareowners	**$1,462**
Diluted earnings per share	**$2.25**
Impact on diluted earnings per share	0.59
Adjusted diluted earnings per share	**$1.66**
Effective tax rate	**29.7%**
Impact on effective tax rate	(3.7)%
Adjusted effective tax rate	**26.0%**

Appendix A: Reconciliation of GAAP Measures to Corresponding Non-GAAP Measures

Free Cash Flow Reconciliation

(DOLLARS IN MILLIONS)	FOR THE THREE MONTHS ENDED MARCH 31, 2020	FOR THE PERIOD APRIL 1, 2020 TO DECEMBER 31, 2020	FOR THE YEAR ENDED DECEMBER 31, 2020
Net income attributable to common shareowners	$96	$1,886	$1,982
Net cash flows provided by operating activities	47	1,645	1,692
Less: Capital expenditures	48	264	312
Free cash flow	**($1)**	**$1,381**	**$1,380**

Reconciliation of Net Debt to EBITDA

(DOLLARS IN MILLIONS)	(UNAUDITED) FOR THE YEAR ENDED DECEMBER 31, 2020	FOR THE THREE MONTHS ENDED MARCH 31, 2020[1]
Long-term debt	$10,036	$11,029
Current portion of long-term debt	191	218
Less: Cash and cash equivalents	3,115	768
Net debt	**$7,112**	**$10,479**
Net income attributable to common shareowners	$1,982	
Plus:		
Interest expense	298	
Income tax expense	849	
Depreciation and amortization	336	
EBITDA	**3,465**	
Less:		
Total non-recurring and non-operational adjustments, excluding interest and tax adjustments	851	
Non-service pension benefit	60	
Non-controlling interest in subsidiaries' earnings from operations	24	
Adjusted EBITDA	**$2,578**	
Net debt to adjusted EBITDA	**2.8**	

(1) On April 3, 2020, Carrier received cash contributions totaling $590 million from UTC related to the Separation, resulting in net debt of approximately $9.9 billion as of April 3, 2020.

Use and Definitions of Non-GAAP Financial Measures

Carrier reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP").

We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with those companies. We encourage investors to review our financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this Appendix. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

Organic sales, adjusted operating profit, adjusted operating margin, earnings before interest, taxes and depreciation and amortization ("EBITDA"), adjusted EBITDA, adjusted net income, adjusted earnings per share ("EPS"), the adjusted effective tax rate, and net debt are non-GAAP financial measures.

Organic sales represents consolidated net sales (a GAAP measure), excluding the impact of foreign currency translation, acquisitions and divestitures completed in the preceding twelve months and other significant items of a non-recurring and/or nonoperational nature (hereinafter referred to as "other significant items").

Adjusted operating profit represents operating profit (a GAAP measure), excluding restructuring costs and other significant items. Adjusted operating margin represents adjusted operating profit as a percentage of net sales (a GAAP measure). EBITDA represents net income attributable to common shareowners (a GAAP measure), adjusted for interest expense, income tax expense, and depreciation and amortization. Adjusted EBITDA represents EBITDA, as calculated above, excluding non-service pension benefit, non-controlling interest in subsidiaries' earnings from operations, restructuring costs and other significant items. Adjusted net income represents net income attributable to common shareowners (a GAAP measure), excluding restructuring costs and other significant items. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding restructuring costs and other significant items. The adjusted effective tax rate represents the effective tax rate (a GAAP measure), excluding restructuring costs and other significant items. For the business segments, when applicable, adjustments of operating profit and operating margins represent operating profit, excluding restructuring and other significant items. We use the non-GAAP measure "at constant currency" or "CFX" to show changes in our financial results without giving effect to period-to-period currency fluctuations. Under GAAP, income statement results are translated in U.S. dollars at the average exchange rate for the period presented.

Management believes that the non-GAAP measures described above are useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt (a non-GAAP measure) represents long-term debt (a GAAP measure) less cash and cash equivalents. Cash and equivalents are subtracted from the GAAP measure because they could be used to reduce the Company's debt obligations. A limitation associated with using net debt is that it may imply that there is less Company debt than the most comparable GAAP measure indicates. Nevertheless, management believes that investors may find it a useful measure to monitor leverage and evaluate the balance sheet.

Free cash flow is a non-GAAP financial measure that represents net cash flows provided by operating activities (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Carrier's ability to fund its activities, including the financing of acquisitions, debt service, repurchases of Carrier's common stock and distribution of earnings to shareowners.

When we provide our expectations for organic sales, adjusted operating profit, adjusted operating margin, adjusted EPS and free cash flow on a forward-looking basis, a reconciliation of the differences between the non-GAAP expectations and the corresponding GAAP measures (expected net sales, operating profit, operating margin, diluted EPS and net cash flows provided by operating activities) generally is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as unusual gains and losses, the ultimate outcome of pending litigation, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, future restructuring costs, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results.



13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418
www.corporate.carrier.com

